

Notice of 2023 Annual Meeting of Shareholders and Proxy Statement

2022 Company Highlights

Strong Execution on Key Strategic Priorities



Connectivity & Platforms

Over 32 million domestic broadband customers in 2022, the nation's largest internet service provider

Started rolling out multi-gig downstream broadband speeds in markets across the U.S. and announced the launch of even faster, multi-gig symmetrical speeds beginning in 2023

Comcast Business approached $10 billion in annual revenue, continuing to serve as a growth engine for our company

Surpassed 5 million wireless customer lines in the U.S., with 1.3 million wireless customer line net additions in 2022, the best annual result since Xfinity Mobile's 2017 launch

Expanded reach of Comcast's Global Technology Platform by forming a joint venture with Charter named Xumo to bring leading aggregation and streaming technology nationwide

Sky Glass became top selling UHD TV model in the U.K. and became available in Ireland and Italy



Content & Experiences

Peacock paid subscribers in the U.S. more than doubled, surpassing 20 million; Peacock revenue nearly tripled to $2.1 billion

Increased Theme Parks Adjusted EBITDA to $2.7 billion, a 112% increase compared to 2021

Ranked #2 film studio in worldwide box office in 2022, driven by the successful theatrical performance of *Jurassic World Dominion* and *Minions: The Rise of Gru*

NBCUniversal celebrated success with coverage of the Super Bowl LVI, the most watched game in 5 years and the most-streamed Super Bowl ever, led by Peacock, **the Winter Olympic games**, which reached 160 million Americans, and **the FIFA World Cup** on Telemundo, which achieved 60% of all U.S. Spanish-language viewership

Sky released over 200 originals, with hits including *The Rising* and *Blocco 181*



Digital Equity

Addressing Digital Inequities

Over a decade of commitment to using our platforms and reach to help bridge the digital divide

Empowering thousands of Digital Navigators to help more people connect to the Internet, get devices and access skill training and other digital literacy resources

Participating in federal, state and local programs designed to fund expansion of broadband to **underserved and unserved Americans**



Diversity, Equity & Inclusion

Workforce Leadership Diversity

44% women & 25% people of color in our VP+ population based on U.S. full-time employees as of year-end 2022

Supplier Diversity and Small Business Support

$3 billion+ annual spend with diverse suppliers for past 5 years, with nearly $5 billion spent in 2022

Fulfilled our commitment to support **13,000 small businesses** owned by people of color and women with **over $110 million** in monetary and in-kind grants through Comcast RISE



Environmental Sustainability

Progress Toward 2035 Carbon Neutral Goal

28% reduction in Scope 1 and 2 emissions between our 2019 base year and 2021

Renewable energy contracts signed for a total of over 1 million MWh per year, or **roughly 25%** of our projected energy load in 2026

Joined the **Science Based Targets initiative**, committing to set near-term science-based Scope 1, 2 and 3 greenhouse gas reduction targets

NOTE ABOUT FORWARD-LOOKING STATEMENTS AND WEBSITE REFERENCES

This proxy statement includes statements that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements are not historical facts or statements of current conditions, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These may include estimates, projections and statements relating to our business plans, objectives and expected operating results and statements regarding environmental, social and governance-related plans and goals, which are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "potential," "strategy," "future," "opportunity," "commit," "plan," "goal," "may," "should," "could," "will," "would," "will be," "will continue," "will likely result" and similar expressions. Factors that could cause our actual results to differ materially from these forward-looking statements include changes in and/or risks associated with: the competitive environment; consumer behavior; the advertising market; programming costs; consumer acceptance of our content; key distribution and/or licensing agreements; use and protection of our intellectual property; our reliance on third-party hardware, software and operational support; keeping pace with technological developments; cyber attacks, security breaches or technology disruptions; weak economic conditions; acquisitions and strategic initiatives; operating businesses internationally; natural disasters, severe weather-related and other uncontrollable events; loss of key personnel; laws and regulations; adverse decisions in litigation or governmental investigations; labor disputes; and other risks described from time to time in reports and other documents we file with the Securities and Exchange Commission ("SEC"). There are also certain risks and challenges we may face in meeting our environmental goals that are beyond our control, including political, economic, regulatory and geopolitical conditions, supply chain and labor issues, supplier emissions reductions, the evolution of carbon offset markets and limited large-scale investments and innovations in technology and infrastructure.

In evaluating these statements, you should consider various factors, including the risks and uncertainties we describe in the "Risk Factors" sections of our most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q and other reports filed with the SEC. The inclusion of forward-looking and other statements in this proxy statement or on our website that may address our corporate responsibility initiatives, progress, plans and goals is not an indication that they are necessarily material to investors or required to be disclosed in our filings with the SEC. Such statements may contain estimates, make assumptions based on developing standards that may change and provide aspirational goals and commitments that are not intended to be promises or guarantees. Readers are cautioned not to place undue reliance on forward-looking statements and such other statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking or such other statements, whether because of new information, future events or otherwise. Additionally, none of the statements, reports, policies or other content on our website, or any other websites or reports referenced or discussed in this proxy statement, are deemed to be part of, or incorporated by reference into, this proxy statement.

Message from Our Chairman and CEO and Our Lead Independent Director

Dear Shareholders,

2022 was a record year for Comcast. We achieved the highest level of revenue, Adjusted EBITDA and Adjusted EPS in our company's history and returned $17.7 billion of capital to shareholders through share repurchases and quarterly dividends.

While our financial performance and healthy balance sheet help set Comcast apart, it is our talented employees who make us truly unique. In 2022, our teams worked collaboratively to innovate and deliver the very best technology and experiences to customers, viewers and guests.

We continue to lead in broadband with world-class products and the investments we are making in our next generation network, Xfinity 10G, will enable us to well-exceed customer demand for both speed and usage for years to come.

Xfinity Mobile continues to shine, and with five million lines in just five years, we have great momentum and significant runway ahead. Comcast Business approached $10 billion in revenue, and Sky Broadband remains the number two provider in the United Kingdom.

NBCUniversal delivered exceptional content across platforms with global box office hits including *Jurassic World Dominion* and *Minions: The Rise of Gru.* Peacock more than doubled its number of paying subscribers driven by must-see films, sporting events and new originals, capping off a great year of growth for streaming at our company. At Theme Parks, demand once again exceeded all expectations, breaking previous attendance and financial records, as we focus on exciting new openings and attractions in the coming years.

Pride in our business achievements is matched only by the meaningful impact our wonderful teams have made in their local communities. We continued to advance key initiatives aimed at creating a more equitable world through our expansive digital equity initiatives, championing diversity, equity and inclusion in our workforce and society, and helping to foster a cleaner environment through our carbon neutral goal and recent commitment to set science-based targets. These efforts are outlined in greater detail in the pages that follow and will remain key focus areas for our company.

In March 2023, we welcomed Thomas J. Baltimore, Jr., Chairman, President and Chief Executive Officer of Park Hotels & Resorts, Inc. to our Board of Directors. He is an impressive leader and we look forward to his contributions in the coming years.

Our many accomplishments would not have been possible without the stewardship of our Board and our management team. Thanks to their leadership, we begin 2023 with strength and optimism. From the connectivity and platforms we provide, to the content and experiences we create, our businesses continue to play a central role in the lives of millions as we fulfill our mission of connecting people to the moments that matter in their lives.

Sincerely,



Brian L. Roberts

Brian L. Roberts
Chairman and Chief Executive Officer



Edward D. Breen

Edward D. Breen
Lead Independent Director

Notice of 2023 Annual Meeting of Shareholders of Comcast Corporation

DATE
June 7, 2023

TIME
Online check-in opens: 8:45 a.m.
Eastern Time

Meeting begins: 9:00 a.m.
Eastern Time

PLACE
Meeting live via the internet:
comcast.onlineshareholdermeeting.com

WHO CAN VOTE
Shareholders of record on
April 3, 2023

Voting Items	Board Voting Recommendation
PROPOSAL 1 Elect directors	**FOR** each nominee
PROPOSAL 2 Ratify appointment of independent auditors	**FOR**
PROPOSAL 3 Approve Comcast Corporation 2023 Omnibus Equity Incentive Plan	**FOR**
PROPOSAL 4 Approve Amended and Restated Comcast Corporation 2002 Employee Stock Purchase Plan	**FOR**
PROPOSAL 5 Advisory vote to approve executive compensation	**FOR**
PROPOSAL 6 Advisory vote on frequency of vote on executive compensation	**EVERY ONE YEAR**
PROPOSALS 7-11 Vote on shareholder proposals if properly presented	**AGAINST**

Only shareholders of record on April 3, 2023 may vote and participate during the meeting. If the meeting is adjourned because a quorum is not present, then shareholders who attend the reconvened meeting will constitute a quorum for the purpose of acting upon the matters presented at that meeting pursuant to the rules described in "Voting Securities and Principal Holders – Outstanding Shares and Voting Rights" in the attached proxy statement.

The Notice of Internet Availability of Proxy Materials is being mailed, and the attached proxy statement is being made available, to our shareholders beginning on or about April 28, 2023.

Your vote is important. Please vote your shares promptly. To vote your shares, you can:



Use the internet, as described in the Notice of Internet Availability of Proxy Materials and on your proxy card.



Call the toll-free telephone number set forth in the attached proxy statement and on your proxy card.



Complete, sign and date your proxy card and return your proxy card by mail.

April 28, 2023

THOMAS J. REID
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 7, 2023: Our proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available at *www.proxyvote.com*.

Table of Contents

About Comcast

Our Company

Comcast Corporation ("Comcast," the "Company," "we," "our" or "us") is a global media and technology company. From the connectivity and platforms we provide, to the content and experiences we create, our businesses reach hundreds of millions of customers, viewers and guests worldwide. We deliver world-class broadband, wireless and video through Xfinity, Comcast Business and Sky; produce, distribute and stream leading entertainment, sports and news through brands including NBC, Telemundo, Universal, Peacock and Sky; and bring incredible theme parks and attractions to life through Universal Destinations and Experiences.

2022 Performance Overview

Amid an uncertain and evolving macroeconomic and industry environment, we performed at a high level and achieved strong financial results. We delivered the highest levels of consolidated revenue, Adjusted EBITDA and Adjusted EPS in our history; invested for the future; maintained a strong balance sheet; and returned $17.7 billion to shareholders through a combination of $4.7 billion in dividend payments and $13.0 billion in share repurchases.

During 2022, each of our businesses posted strong performance.

- Comcast Cable – We continued to make significant investments in our technology and network to stay ahead of customers' expectations and further differentiate our broadband experience. Effective execution resulted in strong financial results.

- NBCUniversal – Our theme parks broke new records in annual guest attendance and Adjusted EBITDA, and Studios ranked #2 in worldwide box office in 2022. In Media, approximately 100 million U.S. households watched our programming, with 50 million watching at least 10 hours monthly, mostly through our linear networks. Peacock, our streaming service, showed significant growth in 2022 with U.S. paid subscribers more than doubling to over 20 million, and revenue nearly tripling to $2.1 billion.

- Sky – We managed through the macroeconomic challenges in Europe while staying intensely focused on retention and continuing to provide our customers with the best entertainment and connectivity experiences. Sky Mobile was the fastest-growing mobile provider, surpassing 3 million lines, and we narrowed the gap between us and the current #1 broadband provider in the U.K., with Sky Broadband ending the year with more than 6.5 million subscribers.

We also worked together across our complementary, high-performing business units, as well as with external partners, to continue to accelerate convergence in media and technology. For example, in 2022, as we sought to expand the reach of our proprietary global technology platform and addressable customer base, we formed a joint venture with Charter named Xumo to develop and nationally offer a next generation streaming platform.

In March 2023, we announced that beginning in the first quarter of 2023 we will change our presentation of segment operating results around our two primary businesses, Connectivity & Platforms and Content & Experiences. Customer and financial metrics referenced in this proxy statement are expressed based on the presentation of segment operating results in effect in 2022.

Financial Performance

Our 2022 consolidated financial results were strong, with contributions from across our company, underscoring our business resilience, strategic decision-making and capital allocation priorities, all driven with a view toward growth and creating long-term value. As described in "Compensation, Discussion and Analysis" below, revenue, Adjusted EBITDA and Free Cash Flow are among the key metrics used in our executive compensation program.

REVENUE
($ in billions)



NET INCOME ATTRIBUTABLE TO COMCAST[1]
($ in billions)



ADJUSTED EBITDA[2]
($ in billions)



NET CASH PROVIDED BY OPERATING ACTIVITIES
($ in billions)



FREE CASH FLOW[2][3]
($ in billions)



[1] In the third quarter of 2022, we recorded noncash impairment charges related to goodwill and intangible assets in our Sky segment totaling $8.6 billion. The impairments primarily reflected an increased discount rate and reduced estimated future cash flows as a result of macroeconomic conditions in Sky's territories. The impairments are recorded in "Goodwill and long-lived asset impairments" in the Condensed Consolidated Statement of Income.

[2] Reconciliations of non-GAAP financial metrics to GAAP are set forth in Appendix A.

[3] 2021 Free Cash Flow of $17.1 billion includes a $1.3 billion benefit related to the tax impact of a bond exchange completed in August 2021 and roughly $1 billion from returns on investing activities.

2022 key reported results included:

- Comcast Cable (whose results through 2022 were reported in our Cable Communications segment) revenue increased 3.1% to $66.3 billion and Adjusted EBITDA increased 4.6% to $29.4 billion.

- NBCUniversal revenue increased 14.2% to $39.2 billion and Adjusted EBITDA increased 4.9% to $6.0 billion. NBCUniversal results included higher Peacock losses.

- Sky revenue decreased 11.5% to $17.9 billion, or 1.2% excluding the impact of foreign currency. Sky Adjusted EBITDA increased 7.0% to $2.5 billion, or 20.3% excluding the impact of foreign currency. See Appendix A for a reconciliation.

In 2022, we made cash dividend payments of $4.7 billion and repurchased $13.0 billion of our common stock, resulting in a total return of capital to shareholders of $17.7 billion, compared to $8.5 billion in 2021. In January 2023, we announced our 15th consecutive annual increase to our planned annual dividend by $0.08 per share, or 7.4%, to $1.16 per share on an annualized basis.

Spotlight on Our Corporate Responsibility Initiatives

At Comcast, our most significant environmental, social and governance ("ESG") issues are reviewed with our Board of Directors and its committees. Our Audit Committee oversees cybersecurity and significant business continuity risks. Our Compensation and Human Capital ("CHC") Committee reviews programs and strategies with respect to human capital management and employee engagement and oversees succession planning. Our Governance and Corporate Responsibility ("GCR") Committee oversees significant environmental and social issues, risks and trends, including diversity, equity and inclusion ("DE&I") and harassment and discrimination matters, as well as privacy and political and lobbying activities. For more information about our Board's oversight of ESG issues, see "Corporate Governance and Board Matters – Board Structure and Responsibilities – Board and Committee Strategy, Risk and ESG Oversight Responsibilities."

We provide reports on various ESG issues and initiatives that are of interest to our stakeholders, including our shareholders, employees, customers, suppliers and the communities where we operate, on our ESG Reporting website at *www.cmcsa.com/esg-reporting*, including our Impact Report, EEO-1 Data Report, Sustainability Accounting Standards Board ("SASB") Report, Task Force on Climate-Related Financial Disclosures ("TCFD") Report, Carbon Footprint Data Report and reporting on our political and trade association activities. None of the statements, reports, policies, resources or other content on our website, or any other websites or reports referenced or discussed in this proxy statement, are deemed to be part of, or incorporated by reference into, this proxy statement.

Digital Equity

As a media and technology company, we have a unique opportunity to address digital inequities to help create a more equitable society. Over the last decade, we have connected a cumulative total of more than 10 million low-income Americans to the internet through our Internet Essentials program. At the same time, we have sought to improve access to digital tools and resources, invested in organizations that help people build digital skills, and partnered with cable industry peers, schools, governments, nonprofits, businesses and communities to help bridge the digital divide.

In 2022, we continued our efforts to extend our broadband services to underserved and unserved Americans by:

- Supporting and participating in the federal government's Affordable Connectivity Program, which enables qualifying low-income customers to apply a financial subsidy to our broadband services, allowing them to receive our Internet Essentials service or our new enhanced Internet Essentials Plus service with twice the download speed – up to 100 Mbps – effectively for free.
- Participating in federal, state and local programs designed to fund the expansion of broadband to unserved Americans and extending our network to new areas where reliable, high-speed internet services had been unavailable.
- Investing directly in community-based initiatives and programs to launch, support and scale digital navigator programs across the country. Digital navigators are trusted individuals affiliated with local nonprofits, educational institutions and governmental organizations who are trained to help more people sign up for internet service, get devices and connect to skills training and other digital literacy resources.
- Contributing to partners such as CodePath, Hispanic Federation, NPower and Per Scholas that are helping to create equitable access to skills and training, so more people can secure jobs and climb the economic ladder.

Diversity, Equity & Inclusion

Our commitment to DE&I is long-standing. We believe that a diverse, equitable and inclusive company helps to foster creativity, innovation and success. We embrace diversity of background, perspective, culture and experience, and we use our resources – our people, programming and platforms – to work toward racial equity in areas where we can have a meaningful impact. Our ongoing efforts and continued progress in this regard are reviewed and discussed by our Board and/or its committees, our senior leadership teams and our external DE&I Advisory Council, which is chaired by our Chief Diversity Officer.

Board of Directors and Workforce

(Workforce statistics based on U.S. full-time employees as of year-end 2022)

BOARD OF DIRECTORS NOMINEES

 **20%** of our Board nominees are women

 20% 10% 10%

 **40%** of our Board nominees are people of color

OVERALL WORKFORCE

 **37%** of our employees were women

 17% 8% 17% 0.4% 3%

 **46%** of our employees were people of color

VP+

 **44%** of our Vice Presidents & above were women

 6% 9% 8% 0.1% 2%

 **25%** of our Vice Presidents & above were people of color


- Black and African American
- Asian and Pacific Islander
- Hispanic and Latino/a/e
- 2+ Races
- Indigenous

DIRECTOR-LEVEL EMPLOYEES

 **44%** of our Director-level employees were women

 7% 13% 9% 0.2% 2%

 **31%** of our Director-level employees were people of color

- **Diverse Talent Development Efforts:** We seek to hire, promote and develop people from a diversity of backgrounds and experiences. To best serve our unique workforce, we offer both voluntary tailored programs designed for specific audiences to accelerate the development of talent, as well as broad-based leadership development programs designed for employees to lead inclusively and with cultural competence. Some of our learning experiences include foundational leadership development programs to help employees embrace their leadership potential, voluntary networking experiences, coaching and online learning platforms.

- **DE&I Education and Training:** We offer a variety of training programs and initiatives focused on creating a more inclusive workplace culture, including an annual mandatory DE&I training for employees, senior management training programs and company-wide forums like our DE&I speaker series designed to inform, inspire dialogue and foster employee engagement through a curated experience anchored by external scholars, authors and thought leaders focusing on a variety of DE&I topics. Additionally, we offer an enterprise-wide learning catalog with digital eLearning modules and self-directed curated learning guides, as well as instructor-led virtual workshops covering inclusion topics such as: Interrupting Unconscious Bias, Social Identities/Dimensions of Diversity, Allyship and Neurodiversity, among others. Our various DE&I newsletters and communications cover essential DE&I topics such as inclusive leadership behaviors, updates on training opportunities, employee-driven DE&I events and DE&I data milestones, to name a few.

- **Employee Resource Groups ("ERGs"):** We support nine ERGs for Asian and Pacific Islander, Black and African American, People with Disabilities, LGBTQ, Hispanic/Latino/a/e, Veteran, Young Professional, Women and Indigenous employees. Our ERGs have 35,000 members in over 240 chapters, and are voluntary, employee-led organizations dedicated to developing the careers of our employees, contributing to community service and building on an inclusive and collaborative workplace and culture. Each ERG has two executive sponsors, and further financial support is provided with a $500,000 annual fund for projects, programs and events beyond existing ERG budgets.

- **External Input:** We routinely engage third-party consultants and leverage third-party survey instruments to review and evaluate workforce-related programs and recommend opportunities for improvement. For example, we are currently partnering with a respected national nonprofit to perform an assessment of existing DE&I initiatives, benchmark our efforts and identify opportunities to advance racial equity even further in our workplaces. We also leverage the expertise of our external DE&I Advisory Council to help us prioritize and identify opportunities in critical DE&I focus areas, both in connection with our workforce and our external impacts.

Supplier Diversity and Small Business Support

Our supplier diversity program is designed to promote, increase and improve the participation of diverse businesses within our corporate supply chain – including companies owned by women, people of color, veterans, people with disabilities and LGBTQ individuals. We have been a member of the Billion Dollar Roundtable since 2015, which recognizes corporations that achieve spending of at least $1 billion each year with diverse suppliers, and that have spent at least $3 billion each year with diverse suppliers during the past 5 years. In 2022, we spent nearly $5 billion with diverse Tier 1 vendors (with direct purchases from approximately 4,250 diverse suppliers). Additionally, in 2022, we completed the initial two year term of Comcast RISE, a program aimed at small businesses owned by people of color and women, and fulfilled our commitment to support 13,000 small businesses with over $110 million in monetary grants and in-kind marketing and technology resources.

Our efforts extend beyond our traditional supply chain, including by:

- Committing $25 million to the Seibert Williams Shank Clear Vision Impact Fund, a diverse-led and diverse-serving financial institution that provides direct support to local community businesses.
- Committing $10 million to the Inclusiv Racial Equity and Resilience Investment Fund, which is aimed at building equity in credit unions led by and/or serving people of color in an effort to help increase lending to people of color-owned businesses, homeowners and consumers by providing financial opportunities to traditionally underserved and underbanked communities.
- Selecting four nationally recognized minority-, women- and service-disabled veteran-owned firms to lead the underwriting syndicate for our first $1 billion green bond offering in 2023.

Diverse Programming and Platforms

We strive to have diverse perspectives that resonate with a wide range of audiences in our programming at NBCUniversal and in the content we distribute on our Xfinity platforms. We have created opportunities in front of and behind the camera, including by offering a wide range of programs designed to build a diverse pipeline of talent, including directors, writers, actors, music composers and journalists.

Examples of programs we have developed that seek to build additional opportunities for diverse talent include NBCU Academy, through which we are investing $8.5 million into a training program for aspiring diverse journalists by partnering with academic institutions, including Historically Black Colleges and Universities, Hispanic-Serving Institutions, and colleges with significant underrepresented populations. NBCUniversal also created the Creative Impact Lab, which focuses on non-profit storytelling and provides opportunities for apprentices from diverse backgrounds to hone their production skills.

Through our media platforms, we have worked to amplify diverse voices and cultures, including through a vast ecosystem of diverse content on Xfinity, including curated On Demand destinations, as well as through NBCUniversal's 'The More You Know' series of public service announcements that have kept audiences informed and educated on issues that include a campaign to speak out against systemic racism and speaking up for social justice, equality and equity, to name a few.

Community

Building on our longstanding commitment to DE&I, in 2022 we fulfilled the commitment we made in 2020 to allocate $100 million in cash and in-kind support to fight injustice and inequality against any race, ethnicity, gender identity or sexual orientation. This is on top of the existing commitments Comcast makes to thousands of organizations supporting underrepresented communities nationwide through our social impact programs and the Comcast NBCUniversal Foundation.

Human Capital Management

As a global media and technology company, we have a wide range of employees, including management professionals, technicians, engineers, call center employees, theme park employees and media talent and production employees. Our human capital management policies, programs and initiatives are tailored to the specific employee populations within our businesses and include the following:

- **Employee Engagement:** We seek to create an engaged workforce through proactive listening and constructive dialogue, including through employee engagement surveys, as well as through the nine ERGs described above. We have an open door policy and culture so employees can report any questions or concerns, whether involving a workplace issue, a concern about suspected illegal or unethical conduct or any other matter, trusting that we will take their concerns seriously and without retaliation. Our Board, through its committees, also receives periodic reports on our employee engagement surveys and employee concerns reported through our Comcast NBCUniversal Listens and Sky Listens programs.

- **Talent Development and Succession Planning:** We provide a wide variety of opportunities for professional growth for all employees with in-classroom and online trainings and on-the-job experience, including as described above in "Diversity, Equity & Inclusion." We also offer education tuition assistance to full-time employees in the United States. Our Board discusses succession planning for our CEO and the remainder of our senior executive management team annually on a formal basis and in private sessions at most of its regularly scheduled meetings. Throughout the year, our senior executive management team, as well as a broader array of executives throughout our businesses, make presentations to the Board and its committees and interact with our directors informally outside of regularly scheduled Board meetings, which provides directors with meaningful insight into our current pool of talent, what attracts and retains our executives and our company culture. See "Corporate Governance and Board Matters – Corporate Governance Practices, Policies and Processes – Succession Planning" for additional information.

- **Health and Welfare Benefits:** We offer a portfolio of services and tools to support our employees' health and well-being, including dedicated health assistants, expert medical opinion services, virtual and telehealth options, diabetes treatment programs, tobacco cessation and others. We also have a robust Employee Assistance Program and generous portfolio of mental and behavioral health resources. In 2022, we expanded our family planning options, including for adoption and surrogacy, and provide specialized support teams to help manage the first months of parenthood and all stages in the family planning journey.

- **Financial Benefits:** We focus on attracting and retaining employees by providing compensation and benefits packages that are competitive within the applicable market, taking into account the job's location and responsibilities. We provide competitive financial benefits such as a 401(k) retirement plan in the United States with a company match and other retirement arrangements internationally. We have employee stock purchase plans in the United States, United Kingdom, Ireland and several other European countries where most of our full-time and part-time employees can purchase our stock at a discount. We generally grant awards of restricted stock units ("RSUs") and stock options on an annual basis to a meaningful portion of our employees, with over 20,000 employees receiving such awards in 2022. We offer financial literacy training and counseling to support employees in making their own financial decisions.

Environmental Sustainability

In 2022, we continued to make significant progress toward our goal to become carbon neutral by 2035 for Scope 1 and 2 emissions across our global operations. We have reduced our Scope 1 and 2 greenhouse gas (GHG) emissions by 28% between our 2019 base year and 2021, and in 2022 we committed to set near-term science-based GHG reduction targets with the Science Based Targets initiative ("SBTi").

The primary components of our 2021 Scope 1 and 2 GHG emissions are reflected below.



To address our largest source of emissions, we plan to invest in clean and renewable energy. We have more than doubled our use of renewable electricity across our global operations from 2020 to 2021, and in 2022 we signed additional contracts for more than 183,000 megawatt-hours ("MWh") per year of renewable energy from new projects under development, bringing our contracted total to over 1 million MWh per year, or roughly 25% of our projected electricity needs in 2026 when these projects are scheduled to be operational.

While we expect to continue making progress toward our environmental goals, our goals are subject to certain risks and challenges that are beyond our control, including political, economic, regulatory and geopolitical conditions, supply chain and labor issues, supplier emissions reductions, the evolution of carbon offset markets and limited large-scale investments and innovations in technology and infrastructure.

Cybersecurity and Privacy

Protecting the security and integrity of the information and systems under our control and safeguarding the privacy of our customer and employee information has long been a priority at Comcast. In fact, cybersecurity and privacy risks are among the core enterprise risks for Board-level oversight identified through our annual enterprise risk management ("ERM") assessment.

Our cybersecurity strategy, policies and practices are overseen by a Cybersecurity Leadership Council, which includes our President, Chief Financial Officer and Chief Legal Officer. Other members include the Chief Information Security Officers ("CISOs"), Chief Technology Officers or other similar officers ("CTOs"), Chief Financial Officers and General Counsels of Comcast Cable, NBCUniversal and Sky, along with our head of Internal Audit. Our information security programs cover a comprehensive range of capabilities, including network security, endpoint security, vulnerability management, antivirus and malware protection, encryption and access control. We are committed to data protection, perform annual third-party certifications/audits where appropriate, and engage an independent firm to perform a cyber capability maturity assessment every three years. Our Board, including through our Audit Committee, reviews and discusses our cybersecurity risks, practices and protections with our CISOs and CTOs at least twice per year. In addition, our Audit Committee receives regular updates on our cybersecurity posture throughout the year from our head of Internal Audit as appropriate.

We also have a Privacy Council, which includes our Chief Legal Officer, Chief Compliance Officer and the Chief Privacy Officers and General Counsels of Comcast Cable, NBCUniversal and Sky, that reviews and assesses privacy risks throughout our businesses and shares best practices. We respect the privacy rights of individuals and have implemented tailored privacy compliance programs for our businesses. Our Board, through our GCR Committee, reviews and discusses our privacy programs, processes and priorities with our Chief Privacy Officers.

Political and Trade Association Activities

Our code of conduct, statement on political and trade association activities, semi-annual political contributions reports and annual tax-exempt organization disclosures provide information about our political, lobbying and trade association activities. Our GCR Committee is responsible for overseeing our political, lobbying and trade association activities. In 2022, we received the leading "Trendsetter" designation from the CPA Zicklin Index of Corporate Political Disclosure and Accountability for our transparency and accountability in political and trade association disclosure, policy and oversight.

Integrity

Our company's culture is built on integrity and respect, and we believe that all of our employees have a responsibility to promote the highest ethical standards and comply with the law everywhere we operate. As set forth in our code of conduct, our principles of business conduct guide us to act with integrity in everything we do, including a commitment to do what's right for our employees, customers, audiences, investors and the communities we serve. We are committed to creating an environment where employees feel comfortable asking questions, raising concerns and speaking up without fear of retaliation.

Corporate Governance and Board Matters

Proposal 1: ELECTION OF DIRECTORS

 **Our Board unanimously recommends that shareholders vote "FOR" the election of each of the nominees for director.**

Board of Directors Nominees

Board Snapshot

INDEPENDENCE

Independent: **90%**
Independent - 9
Non-independent - 1

DIVERSITY (GENDER & RACE)*

Diverse: **50%**
Racial/Ethnic Diversity - 40%
Female - 20%

INDEPENDENT DIRECTOR TENURE

Average Tenure: **9.7 years**
< 6 years - 2
6-10 years - 4
> 10 years - 3

Brian L. Roberts, 63
Chairman of the Board, President and CEO
Director Since: March 1988
Committee Membership: None

Kenneth J. Bacon, 68
Independent Director
Director Since: November 2002
Committee Membership: Governance and Corporate Responsibility Committee

David C. Novak, 70
Independent Director
Director Since: December 2016
Committee Membership: Compensation and Human Capital Committee

Thomas J. Baltimore, Jr., 59
Independent Director
Director Since: March 2023

Asuka Nakahara, 67
Independent Director
Director Since: February 2017
Committee Membership: Audit Committee

Madeline S. Bell, 61
Independent Director
Director Since: February 2016
Committee Membership: Governance and Corporate Responsibility Committee

Maritza G. Montiel, 71
Independent Director
Director Since: June 2018
Committee Membership: Audit Committee**



Non-independent – 1
Non-Diverse – 5
Independent – 9
Diverse – 5
Board Nominees

Edward D. Breen, 67
Lead Independent Director
Director Since: February 2014
Committee Membership: Compensation and Human Capital Committee

Jeffrey A. Honickman, 66
Independent Director
Director Since: December 2005
Committee Membership: Audit** and Governance and Corporate Responsibility Committees

Gerald L. Hassell, 71
Independent Director
Director Since: May 2008
Committee Membership: Compensation and Human Capital Committee

* See "— Director Skills, Experience and Diversity" below and Nasdaq Board Diversity Matrix in Appendix B for additional information.

** Audit Committee Financial Expert

Director Skills, Experience and Diversity

As baseline director qualifications, our Board seeks, and each of our directors possesses, key attributes that we deem critical in being a director, including strong and effective decision-making, communication and leadership skills; high ethical standards, integrity and values; and a commitment to representing the long-term interests of our shareholders. Our Board also strives to balance the need to have directors with a diversity of skills, backgrounds, experiences, perspectives and viewpoints, areas of expertise and knowledge, while including gender and racial and ethnic representation.

Our Board and each of its committees assess their effectiveness in this regard as part of their annual self-assessment which, among other things, evaluates the overall composition of our Board, including the diversity of skills and backgrounds of our directors. Our GCR Committee focuses on certain specific director qualifications and skills, including those highlighted below, to select directors that bring to the Board a diversity of experience, qualifications, skills, viewpoints and perspectives to oversee and address the current issues facing our company. Our GCR Committee considers these qualifications, recognizes the value of diversity of backgrounds and experiences among its membership and is committed to diversity on our Board as it seeks to identify and evaluate potential new directors. In evaluating current directors for renomination to the Board or reappointment to Board committees, the GCR Committee also assesses the director's performance, as well as the current challenges and needs of the Board and each committee.

The GCR Committee also considers each director's ability to dedicate sufficient time, energy and attention to the fulfillment of his or her duties when it nominates directors each year. In accordance with our corporate governance guidelines, an independent director who is a chief executive officer of a public company may serve on the boards of no more than two other public companies in addition to our Board, while all other independent directors may serve on up to four public company boards in total. The Board also considers directors' other obligations and commitments, including leadership positions the director may hold on other boards, in assessing directors' ability to dedicate sufficient time to our Board. In renominating directors for election at our 2023 annual meeting, the GCR Committee and Board have determined that each of our directors is currently in compliance with our corporate governance guidelines and has sufficient time, energy and attention to serve on our Board.

	Kenneth J. Bacon	Thomas J. Baltimore, Jr.	Madeline S. Bell	Edward D. Breen	Gerald L. Hassell	Jeffrey A. Honickman	Maritza G. Montiel	Asuka Nakahara	David C. Novak	Brian L. Roberts
Executive Leadership	●	●	●	●	●	●	●	●	●	●
Relevant Industry Experience		●		●						●
Consumer Products/Customer-Oriented		●	●	●	●	●			●	●
Technology				●						
Financial/Accounting	●	●			●	●	●	●		
Risk Management Oversight	●	●	●	●	●		●			●
International				●			●		●	●
Government Affairs	●						●			
Human Capital Management							●		●	
Non-Profit/Educational/Philanthropic	●		●					●	●	
Gender*	M	M	F	M	M	M	F	M	M	M
Race/Ethnicity*	B	B	W	W	W	W	H	A	W	W

* F – Female; M – Male; A – Asian or Pacific Islander; B – Black or African American; H – Hispanic/Latino/a/e; W – White.
  See also Nasdaq Board Diversity Matrix in Appendix B.

Director Nominee Biographies

Kenneth J. Bacon

INDEPENDENT

Partner at RailField Partners



Age: **68**
Director since: **November 2002**
Committees: **Governance and Corporate Responsibility**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Ally Financial Inc., Arbor Realty Trust, Inc., Welltower Inc.

FORMER PUBLIC COMPANY DIRECTORSHIPS:
Forest City Realty Trust

CAREER HIGHLIGHTS:
- Partner, RailField Partners, a financial advisory and asset management firm, 2012 – Present
- Executive Vice President of the multifamily mortgage business, Fannie Mae, 2005 – 2012
- Interim Executive Vice President, Housing and Community Development, Fannie Mae, January 2005 – July 2005
- Member, National Multifamily Housing Council

SKILLS AND QUALIFICATIONS:
We believe that Mr. Bacon's significant experience in senior executive leadership, regulatory and government affairs, risk management and the financial and housing industries renders him qualified to serve as one of our directors.

 Executive Leadership

 Financial/Accounting

 Risk Management Oversight

 Government Affairs

 Non-Profit/Educational/Philanthropic

Thomas J. Baltimore, Jr.

INDEPENDENT

Chairman, President and Chief Executive Officer of Park Hotels & Resorts



Age: **59**
Director since: **March 2023**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
American Express Company, Park Hotels & Resorts, Inc.

FORMER PUBLIC COMPANY DIRECTORSHIPS:
AutoNation, Inc., Prudential Financial, Inc.

CAREER HIGHLIGHTS:
- Chairman, President and Chief Executive Officer of Park Hotels & Resorts, Inc., a lodging and real estate investment trust, 2017 – Present
- President, Chief Executive Officer and Member of Board of Trustees of RLJ Lodging Trust, 2011 – 2016
- Co-Founder and President, RLJ Development, LLC, 2000 – 2011
- Various management positions at Hilton Hotels Corporation, Marriott Corporation and Host Marriott Services Corporation
- Board Member, University of Virginia Investment Management Company
- Board Member, The Real Estate Roundtable
- Executive Committee Member, American Hotel & Lodging Association
- Board Member, UVA McIntire School of Commerce Foundation

SKILLS AND QUALIFICATIONS:
We believe that Mr. Baltimore's executive leadership experience as a president and chief executive officer, extensive risk management, finance and strategy expertise, as well as his experience in the hospitality industry, render him qualified to serve as one of our directors.

 Executive Leadership

 Relevant Industry Experience

 Consumer Products/Customer-Oriented

 Financial/Accounting

 Risk Management Oversight

Madeline S. Bell

INDEPENDENT

President and Chief Executive Officer of The Children's Hospital of Philadelphia



Age: **61**
Director since: **February 2016**
Committees: **Governance and Corporate Responsibility**

CAREER HIGHLIGHTS:
- President and Chief Executive Officer, The Children's Hospital of Philadelphia ("CHOP"), a top-ranked children's health system and research institute with 23,000 employees and over $3.2 billion of annual revenue, 2015 – Present
- Multiple Leadership Roles, including Chief Operating Officer, CHOP, 1995 – 2015
- Began career as a pediatric nurse in 1983, moved from a variety of different nursing roles into hospital administration in 1989 and holds a Master of Science in Organizational Dynamics from the University of Pennsylvania
- Board Member, Leonard Davis Institute of Health Economics
- Board Member, Solutions for Patient Safety
- Executive Committee Member, Greater Philadelphia Chamber of Commerce and Member, CEO Council for Growth
- Former Board Chair, Federal Reserve Bank of Philadelphia

SKILLS AND QUALIFICATIONS:
We believe that Ms. Bell's experience and leadership of CHOP, including her oversight of risk management efforts, and her experience in the non-profit community render her qualified to serve as one of our directors.

 Executive Leadership

 Consumer Products/Customer-Oriented

 Risk Management Oversight

 Non-Profit/Educational/Philanthropic

Edward D. Breen

LEAD INDEPENDENT DIRECTOR

Chief Executive Officer and Executive Chairman of DuPont de Nemours, Inc.



Age: **67**
Director since: **February 2014**
Committees: **Compensation and Human Capital**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
DuPont de Nemours, Inc.

FORMER PUBLIC COMPANY DIRECTORSHIPS:
International Flavors & Fragrances, Inc. (not standing for re-election at its 2023 annual meeting), Corteva, Inc., DowDuPont Inc.

CAREER HIGHLIGHTS:
- Chief Executive Officer (since 2020) and Executive Chairman (since 2019), DuPont de Nemours, Inc., a provider of technology-based materials, ingredients and solutions
- Chief Executive Officer and Chairman, DowDuPont and predecessors, 2015 – 2019
- Chief Executive Officer, Tyco International Ltd., 2002 – 2012; Chairman until 2016
- Previous President and Chief Operating Officer, Motorola, and multiple leadership roles, Motorola's Networks Sector and Motorola's Broadband Communications Sector
- Chairman, President and CEO, General Instrument Corporation, 1997 – 2000
- Previously a director of Comcast from 2005 – 2011
- Chair of the Board of Trustees, Grove City College
- Member of the Board of Trustees, Lebanon Valley College
- Member of the Board of Trustees, The Hun School of Princeton

SKILLS AND QUALIFICATIONS:
We believe that Mr. Breen's extensive experience in the technology, equipment supplier and consumer products sectors, notably as those sectors relate to the internet, video and wireless industries, and his various experiences as a president and chief executive officer, render him qualified to serve as one of our directors.

 Executive Leadership

 Relevant Industry Experience

 Consumer Products/Customer-Oriented

 Technology

 Risk Management Oversight

 International

Gerald L. Hassell

INDEPENDENT

Former Chief Executive Officer of The Bank of New York Mellon



Age: **71**
Director since: **May 2008**
Committees: **Compensation and Human Capital**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
MetLife, Inc.

CAREER HIGHLIGHTS:
- Chief Executive Officer and Chairman, The Bank of New York Mellon, a financial services corporation, 2011 – 2017
- President, The Bank of New York Company, Inc. and The Bank of New York, 1998 – 2011
- Member of the Board of Trustees, Duke University
- Member of the Board of Directors, Duke University Health System

SKILLS AND QUALIFICATIONS:
We believe that Mr. Hassell's significant experience and leadership in the financial industry, including with respect to consumer financial products, as well as his prior experience as a president and chief executive officer and in the oversight of risk management efforts, render him qualified to serve as one of our directors.

 Executive Leadership

 Consumer Products/Customer-Oriented

 Financial/Accounting

 Risk Management Oversight

Jeffrey A. Honickman

INDEPENDENT

Chief Executive Officer of Pepsi-Cola & National Brand Beverages, Ltd.



Age: **66**
Director since: **December 2005**
Committees: **Audit and Governance and Corporate Responsibility**

CAREER HIGHLIGHTS:
- Chief Executive Officer, Pepsi-Cola & National Brand Beverages, Ltd., a bottling and distribution company, which includes among its affiliates Pepsi-Cola Bottling Company of New York, Inc. and Canada Dry bottling companies from New Jersey to Virginia, 1990 – Present
- Vice President and Secretary of Antonio Origlio Inc., a beverage distributor based in Philadelphia, Pennsylvania, which does business as Origlio Beverages, 1987 – Present
- Member of the Board of Directors, American Beverage Association
- Member of Board of Trustees, Barnes Foundation
- Member of President's Advisory Council, Sidney Kimmel Cancer Center, Jefferson Health

SKILLS AND QUALIFICATIONS:
We believe that Mr. Honickman's significant experience in the wholesale and consumer products industries, including his experience as a chief executive officer, and extensive financial acumen renders him qualified to serve as one of our directors.

 Executive Leadership

 Consumer Products/Customer-Oriented

 Financial/Accounting

Maritza G. Montiel

INDEPENDENT

Former Deputy Chief Executive Officer and Vice Chairman of Deloitte LLP



Age: **71**
Director since: **June 2018**
Committees: **Audit**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
AptarGroup, Inc., McCormick & Company, Incorporated, Royal Caribbean Group

CAREER HIGHLIGHTS:
- Deputy Chief Executive Officer and Vice Chairman, Deloitte LLP, 2011 – 2014
- Numerous senior management roles at Deloitte, including:
  - Managing Partner (Leadership Development and Succession, Deloitte University), 2009 – 2011
  - Regional Managing Partner, 2001 – 2009
- Advisory Partner for many public company clients where Deloitte was the principal auditor
- Member of Deloitte's U.S. and Global Board of Directors
- Member of the Board of Trustees, Baptist Health South Florida

SKILLS AND QUALIFICATIONS:
We believe that Ms. Montiel's extensive experience and leadership in the accounting profession, including her experience as the former Deputy Chief Executive Officer and Vice Chairman of Deloitte and in the oversight of risk and compliance efforts, render her qualified to serve as one of our directors.

 Executive Leadership

 Financial/Accounting

 Risk Management Oversight

 International

 Government Affairs

 Human Capital Management

Asuka Nakahara

INDEPENDENT

Partner at Triton Atlantic Partners



Age: **67**
Director since: **February 2017**
Committees: **Audit**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
CBRE Global Real Estate Income Fund

CAREER HIGHLIGHTS:
- Co-Founder, Incompass Labs, Inc., a peer assessment software company, 2022 – Present
- Partner, Triton Atlantic Partners, a real estate advisory firm and investment vehicle that he co-founded, 2009 – Present
- Associate Director, Zell-Lurie Real Estate Center, and Practice Professor, Real Estate Department, Wharton School of the University of Pennsylvania, 1999 – Present
- Trammell Crow Company, various leadership roles including Chief Financial Officer (overseeing finance, capital markets, mergers and acquisitions, marketing, Trammell Crow University, human resources and other new business initiatives), 1980 – 1999
- Member of the Board of Trustees, Rice University

SKILLS AND QUALIFICATIONS:
We believe that Mr. Nakahara's extensive knowledge of real estate and general advisory matters, including his leadership and academic experiences, as well as his prior experience as a chief financial officer, render him qualified to serve as one of our directors.

 Executive Leadership

 Financial/Accounting

 Non-Profit/Educational/Philanthropic

David C. Novak

INDEPENDENT

Founder of David Novak Leadership, Inc.



Age: **70**
Director since: **December 2016**
Committees: **Compensation and Human Capital**

CAREER HIGHLIGHTS:

- Founder of David Novak Leadership, Inc., which provides online leadership training to transform managers into confident, capable, engaging leaders, 2020 – Present
- Executive Chairman of the Board, YUM! Brands, Inc., 2015 – 2016
- Chairman of the Board, YUM! Brands, Inc., 2001 – 2014
- Chief Executive Officer, YUM! Brands, Inc., 2000 – 2014
- Board Member, Lift-a-Life Novak Family Foundation
- Author of *O GREAT ONE! A Little Story About the Awesome Power of Recognition, Taking People With You: The Only Way to Achieve Big Things* and co-author of *Take Charge of You*, dedicated to developing leaders at every stage of life

SKILLS AND QUALIFICATIONS:

We believe that Mr. Novak's extensive knowledge of customer service-oriented business practices, including marketing and talent management, as well as his prior experience as a chief executive officer and chairman, render him qualified to serve as one of our directors.

 Executive Leadership

 Customer-Oriented/Marketing

 International

 Human Capital Management

 Non-Profit/Educational/Philanthropic

Brian L. Roberts

Chairman and Chief Executive Officer of Comcast



Age: **63**
Director since: **March 1988**
Committees: **None**

CAREER HIGHLIGHTS:

- Chairman of the Board, Comcast, 2004 – Present
- Chief Executive Officer, Comcast, 2002 – Present
- President, Comcast, 1990 – 2022
- Director Emeritus, CableLabs, the cable industry's research and development consortium

As of December 31, 2022, Mr. Roberts, through his ownership of our Class B common stock, had sole voting power over 33 1/3% of the combined voting power of our two classes of voting common stock.

SKILLS AND QUALIFICATIONS:

We believe that Mr. Roberts' extensive experience and leadership in the internet, video, phone, media and entertainment and wireless industries, including as our Chairman and Chief Executive Officer and in the oversight of business strategies and risk management efforts, render him qualified to serve as one of our directors.

 Executive Leadership

 Relevant Industry Experience

 Consumer Products/Customer-Oriented

 Risk Management Oversight

 International

Independence Determinations

Our Board has determined that each of our nine nonemployee directors is independent in accordance with the director independence definition specified in our corporate governance guidelines, which are posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*, and in accordance with the applicable rules of The Nasdaq Stock Market LLC ("Nasdaq"). In making its independence determinations, our Board considered transactions and relationships between each director or any member of his or her immediate family and us, including those reported under "Related Party Transactions Policy and Certain Transactions" below. The Board also considered that in the ordinary course of business we have, during the current year and the past three fiscal years, sold products and services to, purchased products and services from, and/or made charitable donations (including by certain of our executive officers) to companies and organizations at which certain of our directors are currently an executive officer or a significant shareholder. In each case, the amount paid or donated to or received from these companies and organizations each year was below 1% of the recipient company's or organization's total consolidated gross revenues, which is far below the 5% limit prescribed by Nasdaq rules.

Retirement Age, Director Tenure and Director Emeritus Program

Our corporate governance guidelines require that our independent directors not stand for re-election to the Board after reaching the age of 72. We believe that our retirement policy and natural turnover achieve the appropriate balance between maintaining longer-term directors with deep institutional knowledge and refreshing the Board with new directors and different areas of expertise and knowledge, while including gender and racial and ethnic representation.

Our Board considers director tenure in connection with its independence determinations, even though neither our corporate governance guidelines nor Nasdaq or SEC rules deem a long-tenured director not independent. Following the annual meeting of shareholders, if all director nominees are elected to serve as our directors, the average tenure of our independent directors will be 9.7 years.

Our Board has created a director emeritus program to avail itself of the counsel of retiring directors who have made and can continue to make a unique contribution to the deliberations of the Board. A director emeritus may provide advisory services as requested from time to time and may be invited to attend meetings of the Board, but may not vote, be counted for quorum purposes or have any of the duties or obligations imposed on our directors or officers under applicable law or otherwise be considered a director. Sheldon M. Bonovitz was designated as a director emeritus following our 2020 annual meeting.

Director Nominations

Identifying and Evaluating Director Nominees

Our GCR Committee will consider director candidates nominated or recommended by shareholders and will evaluate any such candidates in a similar manner as any other candidates. In identifying and evaluating candidates, whether recommended by the GCR Committee or by shareholders, the GCR Committee will consider an individual's professional knowledge, business, financial and management expertise, industry knowledge, entrepreneurial background and experience, as well as applicable independence requirements. The GCR Committee also gives significant consideration to the current composition and diversity of our Board, including with respect to the skills set forth above, as well as age, background, experiences, perspectives, viewpoints and gender and racial and ethnic representation. All of our nominees are current directors and were elected by the shareholders at our 2022 annual meeting, other than Thomas J. Baltimore, Jr., who joined the Board in March 2023.

Shareholder Nominees

To submit a nomination for the election of directors, shareholders must provide a written notice in accordance with Section 3.10 of our bylaws. For the election of directors at the 2024 annual meeting of shareholders, if such meeting is called for a date between May 8, 2024 and July 7, 2024, we must receive written notice at the mailing address given on page 90 on or after February 8, 2024 and no later than the close of business on March 9, 2024. If we call the 2024 annual meeting of shareholders for any other date, we must receive written notice no later than the close of business on the tenth day following the day on which we first make a public announcement of the date of the meeting.

In addition, in accordance with Section 3.11 of our bylaws, a shareholder or group of up to 20 shareholders owning at least 3% of the aggregate number of our outstanding shares of common stock continuously for at least three years may nominate and include in our proxy materials director nominees constituting up to the greater of 20% of our Board or two directors, provided the shareholder(s) and nominee(s) satisfy the requirements in our bylaws. Written notice of proxy access director nominees for the election of directors at the 2024 annual meeting of shareholders, if such meeting is called for a date between May 8, 2024 and July 7, 2024, must be received at the mailing address given on page 90 on or after November 30, 2023 and no later than December 30, 2023. If such meeting is called for any other date, we must receive written notice no later than the close of business on the later of the date that is 180 days prior to such meeting or the tenth day following the day on which we first make a public announcement of the date of the meeting.

Shareholders can obtain a copy of our bylaws by writing to Thomas J. Reid, Secretary, Comcast Corporation, at the mailing address given on page 90. A copy of our bylaws is filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2022 and is posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*.

Board Structure and Responsibilities

Board Leadership Structure

Our Board believes that we and our shareholders are best served by maintaining the flexibility for the Board to split or combine the offices of Chairman and Chief Executive Officer depending upon the best interests of our company at a given point in time. To that end, our GCR Committee and Board regularly review our Board leadership structure to ensure that the most appropriate structure is in place. These reviews may consider a variety of factors, such as our state corporation laws, our governance practices, the efficiency and effectiveness of our existing board leadership structure and feedback from our Board members as well as shareholders on our Board and its leadership structure.

Our Board currently believes that we and our shareholders continue to be best served by having Mr. Roberts serve as both our Chairman and Chief Executive Officer – working together with a strong Lead Independent Director. Mr. Roberts is a strong and effective leader, at both the company and Board levels, who provides critical leadership in carrying out our strategic initiatives and confronting our challenges. Mr. Roberts serves as an effective bridge between the Board and management, facilitating strong collaboration and encouraging open lines of communication with the Board. In his role as Chairman, he also brings to Board discussions extensive knowledge of all aspects of our current business, operations and risks.

In addition to our combined Chairman and CEO role, our independent directors are led by our Lead Independent Director, who ensures a strong, independent and active Board by promoting effective communication and consideration of strategy and material risks.

Edward D. Breen
LEAD INDEPENDENT DIRECTOR

In accordance with our corporate governance guidelines, our Board has a strong Lead Independent Director position, currently filled by Mr. Breen. The Lead Independent Director:

- Chairs meetings of the Board at which the Chairman is not present.
- Facilitates communication between the Chairman and the independent directors and encourages director participation by fostering an environment of open dialogue and constructive feedback.
- Communicates periodically as necessary between Board meetings and executive sessions with our independent directors and with management on topics of importance to our independent directors.
- Consults with our independent directors concerning the need for an executive session in connection with each regularly scheduled Board meeting.
- Is authorized to schedule meetings of the independent directors, including executive sessions of the independent directors.

- Consults, reviews and has the opportunity to provide input on meeting agendas and meeting schedules for the Board, which may include matters relating to significant risks of the Company.
- With the CHC Committee, organizes the annual Board evaluation of the performance of our Chief Executive Officer and senior management.
- With the GCR Committee, reviews and approves the process for the annual self-assessment of our Board and its committees.
- Represents independent directors in communications with external constituencies, including significant shareholders, as appropriate.

The role of Lead Independent Director is filled by an independent director recommended by the GCR Committee, which is chaired by and composed entirely of independent directors, and appointed by the Board annually. In recommending Mr. Breen to serve as our Lead Independent Director, our GCR Committee considered, among other qualifications, his extensive experience as a board chairman and chief executive officer seasoned in board-level risk oversight.

Our Board believes that board independence and oversight of management are effectively maintained, and management plans are critically reviewed, with our current board leadership and oversight structure and practices. The composition of our Board evolves gradually over time, which provides stability and experience, but the processes by which the Board works are dynamic and are designed to address the most critical risks and circumstances prevailing at any point in time. In addition to the Lead Independent Director position, we have strong governance practices that support independent Board oversight, including:

- Board independence and oversight of management effectively maintained through the Board's composition, where all but one of our director nominees are independent.
- All Board-level committees – Audit, CHC and GCR, are chaired by and composed entirely of independent directors, and appointed by the Board annually.
- All directors have access to management, external experts and independent auditors.
- Independent directors regularly meet in executive sessions without management present, chaired at our Board by our Lead Independent Director and at committees by committee chairs, to review, among other things, our strategy and risks, operating and financial performance, management effectiveness and succession planning.
- Annual Board assessment process includes independent director input (which includes the Lead Independent Director) for Board and committee meeting agendas on key business and risk topics, director educational topics and the design, composition and effectiveness of our Board, its leadership structure and Board committees.
- All directors may suggest inclusion of additional subjects on Board or committee agendas.
- Independent director participation in and oversight of key governance processes, such as Chief Executive Officer performance, executive compensation and succession planning.
- Our Chairman and Chief Executive Officer and our Lead Independent Director meet and speak with each other regularly about our Board and our company.

In addition, having one individual perform the roles of Chairman and Chief Executive Officer is not restricted or prohibited by current laws or regulations. Board action is the product of consensus following informed and thorough discussion, relying on external expertise when appropriate to supplement management resources or provide the independent directors with additional support. No director has the right to override the vote of any other director, but in practical terms Board action is based on consensus not contested votes.

Ultimately, we believe that our current leadership structure, together with our strong governance practices, creates a productive relationship between our Board and management, including strong and effective leadership of the Company, as well as strong independent oversight that benefits our shareholders.

Board Meetings and Attendance

Our Board and various committees of the Board meet throughout the year. During 2022, there were five meetings of our Board and a total of 20 committee meetings. Each director attended more than 75% of the aggregate number of Board meetings and the number of meetings held by all of the committees on which he or she served.

We require our directors to participate in the annual meeting of shareholders, barring unusual circumstances. Each director then in office participated in the 2022 annual meeting of shareholders.

Our independent directors have the opportunity to meet separately in executive session following each regularly scheduled Board and committee meeting and, under our corporate governance guidelines, are required to meet in executive session at least two times each year. In 2022, executive sessions were held at each regularly scheduled Board meeting, and most regularly scheduled committee meetings.

Committees of Our Board

Our Board has three standing committees: Audit, Compensation and Human Capital, and Governance and Corporate Responsibility. All of these committees are composed entirely of independent directors under applicable Nasdaq and SEC requirements.

The Board makes committee and committee chair assignments annually at its meeting immediately preceding the annual meeting of shareholders, although further changes may be made from time to time as deemed appropriate by the Board.

Each committee has a Board-approved charter, which is reviewed annually by the respective committee, with the GCR Committee annually reviewing all charters and our corporate governance guidelines. Each committee has the authority to retain independent advisors to assist it in carrying out its responsibilities. Committee charters are posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*.

Audit Committee



Members
Jeffrey A. Honickman (Chair)
Maritza G. Montiel
Asuka Nakahara

Meetings in 2022: 10

KEY RESPONSIBILITIES

- Reviews the quality and integrity of our financial statements.
- Reviews the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Forms 10-Q and 10-K and our quarterly earnings press releases.
- Monitors our internal control over financial reporting and disclosure controls and procedures.
- Reviews the performance and responsibilities of our internal audit function and activities.
- Appoints and evaluates the qualification, performance and independence of our independent auditors.
- Reviews financial risk assessment and management, cybersecurity and significant business continuity risks.
- Reviews process with respect to our ERM assessment.
- Reviews risks facing our company as disclosed in "Risk Factors" in our Form 10-K.
- Reports its discussions to the full Board for consideration and action when appropriate.

Each member of our Audit Committee is financially literate for audit committee purposes, and our Board has concluded that Jeffrey A. Honickman and Maritza G. Montiel qualify as audit committee financial experts.

The Audit Committee Report is included on page 30.

Compensation and Human Capital Committee



Members
Edward D. Breen (Chair)
Gerald L. Hassell
David C. Novak

Meetings in 2022: 5

KEY RESPONSIBILITIES

- Oversees and sets compensation for our senior executives.
- Performs an annual review of our compensation philosophy, executive compensation programs and the performance of senior executives, including our named executive officers ("NEOs").
- Evaluates annually whether there are any risks associated with our executive compensation program.
- Oversees succession planning for senior management.
- Reviews compensation and benefit plans and policies generally, including with respect to compensation of our senior executives and other employees.
- Reviews programs and strategies with respect to human capital management, including with respect to talent recruitment, development and retention, employee engagement and workforce composition.
- Reports its discussions to the full Board for consideration and action when appropriate.

Each member of our CHC Committee qualifies as a "non-employee director" under Rule 16b-3 under the Exchange Act.

The CHC Committee Report is included on page 53.

Governance and Corporate Responsibility Committee



Members
Kenneth J. Bacon (Chair)
Madeline S. Bell
Jeffrey A. Honickman

Meetings in 2022: 5

KEY RESPONSIBILITIES

- Provides general oversight of corporate governance.
- Oversees culture of compliance and ethical business conduct, including compliance program.
- Reviews significant legal and regulatory compliance risks, such as privacy.
- Oversees, monitors and receives reports on workplace harassment and discrimination matters.
- Reviews and assesses our corporate social responsibility report and significant environmental and social issues, risks and trends, including by receiving periodic reports on DE&I initiatives and matters.
- Oversees our approach to political and lobbying activities, including by receiving periodic reports on our political contributions, lobbying and trade association activities.
- Reports its discussions to the full Board for consideration and action when appropriate.

Board and Committee Strategy, Risk and ESG Oversight Responsibilities

Our Board and its committees provide guidance to and oversight of management with respect to our business strategy throughout the year. Various elements of strategy are discussed at every Board meeting, and our management is charged with executing the business strategy and updating the Board on progress.

While active risk management and responsibility for disclosure controls is primarily the responsibility of our management, our Board understands the significant risks facing our company, including those related to material ESG issues. Our Board, as a whole and through its committees, exercises an appropriate degree of risk oversight, including risks associated with the design and operation of disclosure controls. Our management, with involvement and input from our Board, performs an annual companywide ERM assessment to identify and manage key existing and emerging risks for our company. Our ERM process assesses the characteristics and circumstances of the evolving business environment at the time and seeks to identify both the potential impacts to our company of a particular risk and the velocity with which the risk may manifest (e.g., rapidly in less than three months or more slowly in more than twelve months). Members of our disclosure committee participate in the ERM process, and the ERM output helps inform how we present the risks facing our company in the "Risk Factors" section of our Annual Report on Form 10-K, which is also reviewed with our Audit Committee.

Our executive management team has the overall responsibility for, and oversight of, our ERM process, and an ERM steering committee manages the process, with one or more senior business executives then monitoring and managing each of the identified risks. Regular business presentations and discussions throughout the year at the Board or its committees, both from management and external experts as appropriate, highlight significant relevant risks and exposures, including those listed below as core enterprise risks identified through our ERM process. In addition to the ERM process, our Corporate Chief Compliance Officer, who reports to our Chief Legal Officer, leads an annual compliance risk assessment process, which is presented to our GCR Committee.

Our Board and its committees exercise their respective roles in strategy, risk oversight and oversight of significant ESG matters in a variety of ways, as set forth below. We believe the Board as a whole is ultimately accountable for risk oversight, but various Board committees may lead and inform the Board with regard to specific risks. To that end, our full Board receives an annual presentation on the results of the core enterprise risks identified through our ERM process for Board-level oversight, with our Audit Committee overseeing the process by which we perform our ERM exercise. Certain risks may be addressed by both the Board and its committees (such as cybersecurity and succession planning) or only by our Board or a committee, depending on the subject matter and significance of a particular risk. If discussion of a risk is covered during a committee meeting, the committee chair reports on the committee's discussion to the full Board for consideration and action when appropriate.



Board of Directors

Oversight of Core Enterprise Risks

| Competitive Risks | Reputational Risks | Succession Planning | Capital Allocation | Cybersecurity & Privacy | Legal & Regulatory |

Audit Committee

Oversight of:

- ERM assessment process
- Financial reporting and accounting matters
- Internal and disclosure controls
- Financial risks
- Cybersecurity and business continuity

Compensation & Human Capital Committee

Oversight of:

- Executive compensation program
- Nonemployee director compensation
- Human capital management, including talent recruitment, development and retention, employee engagement and workforce composition

Governance & Corporate Responsibility Committee

Oversight of:

- Corporate governance
- Compliance, legal and regulatory matters, including privacy
- Harassment and discrimination matters
- DE&I matters
- Political and lobbying activities
- Annual corporate responsibility reporting, which includes significant environmental and social issues, risks and trends

Corporate Governance Practices, Policies and Processes

Corporate Governance Highlights

As described in more detail elsewhere in this proxy statement, below are highlights of our corporate governance structure.

Board Independence/Composition

- Strong Lead Independent Director, with Defined Role and Responsibilities
- 90% of Director Nominees are Independent
- Director Tenure Considered in Annual Board Director Independence Determinations
- All Members of Board Committees are Independent
- Opportunity for Executive Sessions at Every Board and Committee Meeting
- 50% of Director Nominees are Diverse by Gender or Race
  - 40% Racial/Ethnic Diversity
  - 20% Female
- CHC Committee Directly Retains Independent Compensation Consultant

Corporate Governance

- 2 New Independent Directors within Past 6 Years
- Average Tenure of Independent Directors is 9.7 Years
- Mandatory Independent Director Retirement at 72
- Director "Overboarding" Policy
- Annual Board Assessment Process
- Robust Shareholder Engagement Program
  - Outreach to Over 50 Investors and Meetings with Over 40 Investors Owning Over 50% of Class A Common Stock on Governance, Compensation and Other ESG Matters
- Annual Director Elections
- Proxy Access Bylaw
- Recoupment ("Clawback") Policy for Executive Compensation
- No Automatic Acceleration of Vesting in Connection with a Change in Control

Board Performance

- Annual Board and Committee Evaluations
- Board/Committee Oversight of Strategy, Significant Company Risks and ESG Matters
- Annual Board and CHC Committee Discussion of Succession Planning for CEO and Senior Executives
- Director Education on Key Company Topics and Issues, Including as Requested by Independent Directors

Stock Ownership Requirements

- Executive Officers and Nonemployee Directors Subject to and in Compliance with Robust Stock Ownership Requirements
  - CEO = 10x Salary
  - President = 5x Salary
  - Other Executive Officers = 3x Salary
  - Nonemployee Directors = 5x Annual Cash Retainer
- No Dividend Equivalents Paid on Unearned RSUs or on Any Stock Options
- Prohibition on Hedging and Pledging Comcast Stock

Succession Planning

Ensuring that we have the appropriate senior management talent to successfully pursue our strategies is one of the Board's primary responsibilities. To this end, the Board discusses succession planning for our CEO and the remainder of our senior executive management team in private sessions at most of its regularly scheduled meetings. To help fulfill the Board's responsibility, our CHC Committee is required, pursuant to our corporate governance guidelines, to ensure that we have in place appropriate planning to address CEO succession both in the ordinary course of business and in emergency situations. Our CEO succession planning includes criteria that reflect our business strategies, such as identifying and developing internal candidates. Our corporate governance guidelines also require that our CHC Committee ensures that we have appropriate succession planning for the remainder of our senior executive management team, including our NEOs. Each year, our Board and CHC Committee formally discuss succession planning for our senior executive management team and their respective direct reports.

Board and Committee Evaluations

Every year, our Board and each of its committees perform a self-assessment to evaluate their effectiveness. As part of these assessments, each director completes a detailed questionnaire for the Board and any committees on which he or she serves, addressing topics such as Board structure and composition, Board responsibilities, Board meetings and materials, Board and management interactions and ethics and compliance. The questionnaire seeks both quantitative-based responses and general comments. The GCR Committee reviews and approves the process and the questionnaires to be used, with outside counsel also reviewing the questionnaires. The results of the assessments are compiled anonymously and are reviewed and discussed with the Board and the GCR Committee (as it relates to both the Board and all committees), each committee (as it relates to such committee) and, as appropriate, any individual director. In addition to the formal evaluation process, directors provide feedback on the Board's and its committees' performance on an ongoing basis. The GCR Committee develops action plans for items that may require follow-up, and it also coordinates recommendations for key business and director educational topics for the following year's Board and committee meeting agendas.

Corporate Governance Guidelines and Code of Conduct

Our Board has adopted corporate governance guidelines that address items such as the standards, qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. We also have a code of conduct that applies to all of our employees, including our executive officers, and our directors. Both the guidelines and the code of conduct applicable to our executive officers and directors are posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*. We will disclose under "Corporate Governance" in the Investors section of our website any amendments to, or any waivers under, the code of conduct that are required to be disclosed by SEC or Nasdaq rules.

Shareholder Engagement

We have an active, broad-based and year-round investor relations outreach program to solicit input and to communicate with shareholders on a variety of topics. In addition to our regular investor relations program that reviews our business and strategy with buy-side investors and securities analysts, we engage with investors on various corporate governance, compensation and other environmental and social ("E&S") topics. This dialogue provides an opportunity to discuss governance matters generally, including our directors' skills and tenure, Board oversight roles and responsibilities, E&S initiatives and executive compensation.

The key elements of our investor relations outreach program are below:



- Focused, one-on-one meetings with over 40 investors, senior management and, at times, independent directors, on a range of governance, compensation and E&S matters, as well as general business and strategy updates
- Meetings with proxy advisory firms

- Live webcasts of quarterly earnings presentations
- Live webcasts of CEO, President, CFO and other business leaders speaking at investor conferences
- Met with over 375 investors on strategy and business results through a combination of in-person and virtual meetings

Governance and E&S Engagements

Investor Relations Year-Round Engagement

COMCAST SHAREHOLDER OUTREACH

Annual Meeting

Outcomes from Investor Feedback

- Discussions with proponents of shareholder proposals before proxy statement filed
- Meetings with investors to discuss annual meeting proposals
- Review and consider shareholder voting results

- Board and/or its committees review and consider annual meeting voting results and investor feedback received from engagements
- As a result of these meetings, we have further increased the transparency of our E&S disclosures available on our ESG Reporting website *www.cmcsa.com/esg-reporting*, including:
  - expanding our GHG emissions inventory to include estimated Scope 3 GHG emissions for the first time in our Carbon Footprint Data Report
  - making recent enhancements to our Statement on Political and Trade Association Activities
  - continuing to report in line with the CDP, SASB and TCFD frameworks and disclosing EEO-1 data

> Over past year, reached out to over 50 investors and met with over 40 investors owning over 50% of Class A common stock on governance, compensation and E&S matters.

Our Board has established a process for shareholders and other interested parties to communicate with its members. Correspondence may be addressed to the Board, the Lead Independent Director, any other particular director, any committee of the Board or any other group of directors, in care of Thomas J. Reid, Secretary, Comcast Corporation, at the mailing address provided on page 90 or the following e-mail address: audit_committee_chair@comcast.com. The Secretary, or his designee, promptly reviews all such correspondence and, as appropriate, forwards it to the Board or other addressee based on the subject matter of the correspondence. Any such correspondence relating to accounting, internal accounting controls or auditing matters is handled in accordance with procedures established by the Audit Committee.

Audit Committee Matters

Proposal 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

 **Our Board unanimously recommends that shareholders vote "FOR" ratification of the appointment of Deloitte & Touche LLP as our independent auditors.**

Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors, Deloitte & Touche LLP ("Deloitte"). Deloitte, together with its predecessors, has served as our independent auditors since 1963. The lead engagement partner from Deloitte is required to be rotated every five years. The process for selection of a new lead engagement partner includes a meeting between the Chair of the Audit Committee and the candidate for this role, as well as discussion by the full Audit Committee and meetings with senior management.

Each year, the Audit Committee, along with our management and internal auditors, reviews Deloitte's performance as part of the Audit Committee's consideration of whether to reappoint the firm as our independent auditors. As part of this review, the Audit Committee considers (i) the continued independence of Deloitte, (ii) its quality of service provided on prior audits, (iii) evaluations of Deloitte by our management and internal auditors, (iv) Deloitte's effectiveness of communications and working relationships with the Audit Committee and our management and internal auditors, (v) the length of time Deloitte has served as our independent auditors and (vi) the quality and depth of Deloitte and the audit team's expertise and experience in our industries in light of the breadth, complexity and global reach of our businesses.

Following the Audit Committee's review of Deloitte's performance, the Audit Committee appointed Deloitte to serve as our independent auditors for the year ending December 31, 2023. The Audit Committee and our Board recommend that you ratify this appointment, although your ratification is not required. A partner of Deloitte will be present at the annual meeting and will be available to respond to appropriate questions.

Fees of Independent Registered Public Accounting Firm

Set forth below are the fees paid or accrued for the services of Deloitte, the member firms of Deloitte Touche Tohmatsu and their respective affiliates in 2022 and 2021.

	2022	2021
	($ IN MILLIONS)	
Audit fees	26.1	25.1
Audit-related fees	1.0	1.1
Tax fees	0.6	1.1
All other fees	—	—
Total	27.7	27.4

Audit fees consisted of fees paid or accrued for services rendered to us and our subsidiaries for the audits of our annual financial statements, audits of our internal control over financial reporting (as required by Section 404 of the Sarbanes-Oxley Act of 2002), reviews of our quarterly financial statements and audit services provided in connection with other statutory, regulatory or contractual requirements.

Audit-related fees consisted of fees paid or accrued for financial due diligence services and attestation services.

Tax fees consisted of fees paid or accrued for domestic and foreign tax compliance services, including review of tax returns and tax examination assistance. There were no fees paid or accrued in 2022 and 2021 for tax planning.

Other fees included fees paid or accrued for subscription services.

Preapproval Policy of Audit Committee of Services Performed by Independent Auditors

The Audit Committee's policy requires that the Committee preapprove all audit and non-audit services performed by the independent auditors to assure that the services do not impair the auditors' independence. Unless a type of service has received general preapproval, it requires separate preapproval by the Audit Committee. Even if a service has received general preapproval, if the fee associated with the service exceeds $1 million in a single engagement or series of related engagements, it requires separate preapproval. The Audit Committee has delegated its preapproval authority to its Chair.

Report of the Audit Committee

The Audit Committee (as used in this section, "we" or "our") is composed solely of independent directors meeting the requirements of the applicable rules of the SEC and The Nasdaq Stock Market LLC. Each member also is financially literate for audit committee purposes under the Nasdaq rules, and the Board has concluded that Jeffrey A. Honickman and Maritza G. Montiel qualify as audit committee financial experts. The key responsibilities of our committee are set forth in our charter, which was adopted by us and approved by the Board and is posted under "Corporate Governance" in the Investors section of Comcast's website at *www.cmcsa.com*.

We serve in an oversight capacity and are not intended to be part of Comcast's operational or managerial decision-making process. Comcast's management is responsible for the preparation, integrity and fair presentation of information in Comcast's consolidated financial statements, the financial reporting process and internal control over financial reporting. Deloitte, Comcast's independent auditors, is responsible for auditing Comcast's consolidated financial statements and internal control over financial reporting. Our principal purpose is to monitor these processes.

In this context, at each regularly scheduled in-person meeting, we met and held discussions with management, Comcast's internal auditors and the independent auditors. Management represented to us that Comcast's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis.

Prior to their issuance, we reviewed and discussed the quarterly and annual earnings press releases, consolidated financial statements and disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (including the presentation of non-GAAP financial information and critical accounting judgments and estimates) with management, Comcast's internal auditors and the independent auditors. We also reviewed Comcast's policies, practices and assessments with respect to significant financial risks and significant business risks, including cybersecurity, as well as its processes and practices with respect to enterprise risk assessment and management. We discussed with the independent auditors critical audit matters identified during the course of the audit and other matters required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") and SEC rules.

We discussed with the independent auditors the overall scope and plans for their audit and approved the terms of their engagement letter. We also reviewed Comcast's internal audit plan. We met with the independent auditors and with Comcast's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of Comcast's internal controls and the overall quality and integrity of Comcast's financial reporting. Among other things, in our discussions with the independent auditors, we sought their perspectives on the appropriateness of the accounting principles selected by management and their assessment of risk in financial reporting.

Additionally, we reviewed the performance, responsibilities, budget and staffing of Comcast's internal auditors. We also have established, and oversaw compliance with, procedures for Comcast's receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and its employees' confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters.

We discussed with the independent auditors the auditors' independence from Comcast and its management, including the matters required to be discussed by the applicable requirements of the PCAOB and SEC, and received written disclosures from the independent auditors required by applicable PCAOB rules regarding their independence. We also reviewed Comcast's hiring policies and practices with respect to current and former employees of the independent auditors. We preapproved, in accordance with our preapproval policy described above, all services provided by the independent auditors and considered whether their provision of such services to Comcast is compatible with maintaining the auditors' independence.

Based on the reviews and discussions referred to above, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Comcast's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC.

In addition, as in prior years, we, along with Comcast's management and internal auditors, reviewed Deloitte's performance as part of our consideration of whether to appoint the firm as independent auditors for 2023 and recommend that shareholders ratify this appointment. As part of this review, we considered the continued independence of Deloitte, the quality of service provided on prior audits, the results of an evaluation of Deloitte by Comcast's management and internal auditors and Deloitte's effectiveness of communications and working relationships with us, management and the internal auditors. We also considered the period of time that Deloitte has served as Comcast's independent auditors and evaluated the quality and depth of the firm and the audit team's expertise and experience in our industries in light of the breadth, complexity and global reach of Comcast's businesses. Following this review, we have appointed Deloitte as Comcast's independent auditors for 2023 and are recommending that Comcast's shareholders ratify this appointment.

Members of the Audit Committee

Jeffrey A. Honickman (Chair)
Maritza G. Montiel
Asuka Nakahara

Proposal 3: APPROVAL OF COMCAST CORPORATION 2023 OMNIBUS EQUITY INCENTIVE PLAN

 **Our Board unanimously recommends that shareholders vote "FOR" approval of the Comcast Corporation 2023 Omnibus Equity Incentive Plan.**

The Board is requesting that shareholders vote in favor of adopting the 2023 Comcast Corporation Omnibus Equity Incentive Plan (the "Omnibus Plan"), which was approved by the CHC Committee and the Board on February 28, 2023 and March 1, 2023, respectively, subject to shareholder approval. The Omnibus Plan has been established to replace, on a prospective basis, the Comcast Corporation 2002 Restricted Stock Plan (the "RS Plan") and the Comcast Corporation 2003 Stock Option Plan (the "Option Plan" and, together with the RS Plan, the "Prior Plans"), each of which were last previously approved by our shareholders at our 2020 annual meeting of shareholders.

Background

In connection with the CHC Committee's periodic evaluation of our equity incentive plans and the Board's approval of the Omnibus Plan, the Board and the CHC Committee have considered our anticipated future equity needs, our historical equity incentive compensation practices and the advice of the CHC Committee's independent compensation consultant. We expect that the aggregate remaining share capacity under the RS Plan will be exhausted within the next year. The Omnibus Plan, which would replace both Prior Plans and their aggregate remaining share capacity, authorizes the issuance of equity-based incentive awards to encourage strong performance by those individuals who are and will be responsible for our future growth and continued success. The Omnibus Plan would allow us to continue awarding equity incentives, which are an important component both of our executive compensation program as discussed below in "Executive Compensation – Compensation Discussion and Analysis – Elements of Our Compensation Program" and our broader-based compensation program that incentivizes approximately 20,300 of our employees with annual equity awards.

Subject to adjustment upon the occurrence of various corporate events as described in the Omnibus Plan, the aggregate number of shares reserved for issuance under the Omnibus Plan is 275 million shares minus the number of shares subject to any award granted under the Prior Plans after March 31, 2023, and prior to the date on which we register the offering of shares available under the Omnibus Plan, which registration we expect to occur in the middle of June. If the Omnibus Plan is approved by our shareholders, no further awards will be granted under the Prior Plans and the remaining share reserve will be canceled once we have registered the offering of shares under the Omnibus Plan on Form S-8. Any awards previously granted under either of the Prior Plans will continue to remain outstanding and vest and/or be exercisable in accordance with their original terms and conditions. If the Omnibus Plan is approved by shareholders, based on our historic grant practices, we anticipate that the requested share authorization under the proposed Omnibus Plan will last for approximately two to three years. The number of shares used in any fiscal year is subject to variance based on many factors, including our CHC Committee's decisions on program design and performance, the market price of our common stock and the possibility of an increase in eligible employees due to corporate acquisitions. Our Board believes that the Omnibus Plan, including the increased number of shares available for issuance thereunder, represents a reasonable amount of potential additional equity dilution.

If the Omnibus Plan is not approved by our shareholders, the Prior Plans will remain in effect in their current form, and we will continue to grant equity incentive awards under the Prior Plans until the earlier of their expiration on May 19, 2026 or the date on which there ceases to be any shares remaining available for issuance under the Prior Plans. Once we are no longer able to issue awards under the Prior Plans, we will be unable to maintain our current equity grant practices and will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to our success. We may also be compelled to replace equity incentive awards with cash awards, which may not align the interests of our executives and employees with those of our shareholders as effectively as equity incentive awards.

Compensation and Governance Best Practices

The Omnibus Plan includes various compensation and governance best practices, with some of the key features as follows:

- **Independent Committee Administration.** The Omnibus Plan is generally administered by our CHC Committee, which is composed entirely of independent directors.

- **No Evergreen.** The Omnibus Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance under the plan can be increased automatically without shareholder approval.

- **No tax gross-ups.** No participant is entitled under the Omnibus Plan to any tax gross-up payments for any excise tax pursuant to Sections 280G or 4999 of the Internal Revenue Code that may be incurred in connection with awards under the plan.

- **No Dividend Equivalents on Unvested Awards.** Any dividend or dividend equivalents with respect to any shares underlying full-value awards will not be paid until the award has vested and been earned.

- **No "Liberal" Share Recycling.** Any shares withheld to satisfy tax withholding obligations or an exercise price (i.e., via a cashless exercise) will not again be available for issuance under the Omnibus Plan, and no stock options may be granted covering shares repurchased by the Company on the open market with proceeds, if any, received by the Company on account of payment of the exercise price for a stock option.

- **Prohibition on Repricing.** The Omnibus Plan expressly states that stock options and stock appreciation rights ("SARs") may not be "repriced" without shareholder approval.

- **No "Liberal" Change in Control Definition.** Our change in control definition does not permit acceleration of equity awards unless an actual change in control occurs (see "Change in Control" below for the definition of a change in control under the Omnibus Plan).

- **Clawback Provisions.** We have a clawback policy that provides for clawback of vested and unvested awards, including under the Omnibus Plan, as described in more detail on page 53 in "Executive Compensation – Compensation Discussion and Analysis – Other Compensation Policies and Considerations – Recoupment (or "Clawback") Policy."

We also have a robust stock ownership policy for our executive officers and other key executives, as well as nonemployee directors. This policy is designed to increase the executives' ownership stakes in our company and thereby align their interests with the interests of our shareholders. A person who is not in compliance with these guidelines cannot sell or otherwise dispose of any stock until he or she meets the applicable ownership requirement. Information on our stock ownership policy can be found, for our executive officers, on page 52 in "Executive Compensation – Compensation Discussion and Analysis – Other Compensation Policies and Considerations – Executive Stock Ownership Policy" and for our nonemployee directors on page 86 in "Compensation of Directors – Director Stock Ownership Policy."

Information on the Omnibus Plan and Shares Outstanding under the Prior Plans

The following table sets forth certain information about the Omnibus Plan and equity awards that are outstanding under the Prior Plans as of March 31, 2023, assuming, in the case of performance-based awards whose performance periods have not ended, target performance.

Total number of shares that would be authorized for future grants upon shareholder approval of the Omnibus Plan	275,000,000
Number of shares relating to outstanding stock options under the Option Plan	280,697,147
Weighted average remaining term of outstanding options under the Option Plan	6.98 years
Number of shares relating to awards of RSUs and performance stock units ("PSUs") under the RS Plan	57,839,736

Potential Dilution; Burn Rate

When considering the number of shares proposed to be made available for grant under the Omnibus Plan, the CHC Committee and the Board reviewed, among other things, the potential dilution to our shareholders as measured by the burn rate. The following table sets forth information regarding the three-year average for equity awards granted and the corresponding three-year average burn rate, which is defined as the three-year average number of equity awards granted in a year, divided by the three-year weighted-average number of common shares outstanding.

	3-YEAR AVERAGE (AS OF 12/31/2022)
Stock-Settled Time-Vested Restricted Shares/Units Granted	17,363,723
Stock-Settled Performance-Based Shares/Units Granted	1,112,823
Time-Vested Stock Options/SARs Granted	51,189,233
Performance-Based Stock Options/SARs Granted	666,667
Weighted-Average Shares Outstanding (Diluted) (in millions)	4,521
Unadjusted Burn Rate	1.6%

Equity Compensation Plan Information

Please see our "Equity Compensation Plan Information" table on page 63 for a summary of our equity compensation plan information as of December 31, 2022.

Summary of the Omnibus Plan

A summary of the Omnibus Plan is set forth below. This summary does not purport to be complete and is qualified in its entirety by reference to the terms of the Omnibus Plan, which is attached as Appendix C to this proxy statement. Capitalized terms used in this summary that are not otherwise defined have the respective meanings given such terms in the Omnibus Plan.

Purpose. The purpose of the Omnibus Plan is to promote our ability to recruit and retain employees and other eligible service providers and enhance the growth and profitability of the Company by providing the incentive of long-term awards for continued employment or other service and the attainment of performance objectives.

Administration. The Omnibus Plan will be administered by the CHC Committee or any other committee or subcommittee that may be designated by the Board (the "Administrator"). The Administrator will have full power, authority and discretion to administer the Omnibus Plan, subject to the provisions of the Omnibus Plan, including the authority to designate participants, grant awards and determine the terms thereof, amend the terms and conditions of outstanding Awards, interpret and administer the Omnibus Plan, and establish, amend, suspend or waive rules and regulations for the proper administration of the Omnibus Plan. All determinations made by the Administrator will be final and binding. The Administrator may delegate its authority under the Omnibus Plan to one or more persons or committees, subject to the terms of the Omnibus Plan and applicable law.

Eligibility. Employees (including prospective employees who have accepted offers of employment), nonemployee directors and other advisors and service providers of the Company and its subsidiaries will be eligible to receive awards under the Omnibus Plan, similar to the Prior Plans. From time to time, the Administrator will determine who will be granted awards, the number of shares subject to such grants and all other terms of awards.

Based on the CHC Committee's current grant guidelines, the current number of employees, including our NEOs, eligible to receive annual equity awards under the Prior Plans, as of March 1, 2023, was approximately 20,300, which includes almost all exempt Comcast Corporate and Comcast Cable employees with base salaries of at least $99,000, and we expect a similar number of employees will be eligible to receive awards under the grant guidelines with respect to the Omnibus Plan. Our nonemployee directors are currently eligible as well. No other advisors or service providers of ours would receive equity awards under the Omnibus Plan were it currently effective based on current grant guidelines. The basis for participation in the Omnibus Plan is the Administrator's (or its authorized delegate's) decision, in its sole discretion, that an award to an eligible participant will further the Omnibus Plan's purposes as described above. In exercising its discretion, the Administrator (or its delegate) will consider the recommendations of management and the purposes of the Omnibus Plan.

Shares Available for Issuance. Subject to adjustment as described below and except for substitute awards (i.e., awards granted in assumption or substitution of awards previously granted by an acquired company), the maximum number of shares available for issuance under the Omnibus Plan is 275 million shares, including the maximum number of shares available for issuance with respect to incentive stock options ("ISOs"), minus the number of shares subject to any award granted under the Prior Plans after the record date and prior to the date on which we register the offering of shares available under the Omnibus Plan, which registration we expect to occur in the middle of June.

Shares covered by awards which are forfeited, expired, terminated or lapsed will again be available for grant under the Omnibus Plan. **The Omnibus Plan has no "liberal" share recycling.** This means that the following will not again become available for issuance: (i) Shares withheld to satisfy tax withholding obligations, (ii) Shares withheld via the cashless exercise of a stock option and (iii) Shares repurchased by us on the open market with proceeds, if any, received by us on account of payment of the exercise price of a stock option. As of March 31, 2023, the fair market value of a share of our Class A common stock was $37.91.

Adjustments. In the event of certain corporate transactions or events affecting the shares, or of changes in applicable laws, regulations or accounting principles where the Administrator determines, as a result of such circumstance, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, then the Administrator will, subject to applicable law and so as to ensure no undue enrichment or harm (including by payment of cash), adjust equitably any or all of: (i) the number and type of shares (or other securities) which thereafter may be made the subject of awards, including the aggregate limits on shares and ISOs available for issuance under the Omnibus Plan; (ii) the number and type of shares (or other securities) subject to outstanding awards; (iii) the exercise price with respect to any stock option award; and (iv) the terms and conditions of any outstanding awards, including the performance criteria of any performance awards.

Summary of Award Types. The Omnibus Plan permits the grant of stock options (ISOs and nonqualified stock options ("NQSO")), SARs, restricted stock, RSUs, performance awards and other stock-based awards.

The exercise price of stock options and SARs (other than with respect to substitute awards) may not be less than the fair market value of a Share on the grant date. Outstanding and vested stock options and SARs with an exercise or strike price that exceeds the fair market value of a Share will be automatically deemed exercised on the last day of the term of such stock option or SAR in accordance with the terms and conditions of the Omnibus Plan.

The Administrator may grant other share-based awards, subject to the provisions of the Omnibus Plan and limitations imposed under applicable law. Other share-based awards may include rights convertible into shares, purchase rights, dividend rights or dividend equivalents or awards with value and payment contingent upon performance.

Dividends and Dividend Equivalents. The Administrator may provide for the payment of dividends, dividend equivalents or other distributions on awards of restricted stock or RSUs, provided that no such distributions will be paid with respect to any award that has not vested. No stock option or SAR may be accompanied by an award of dividend equivalents or provide for the payment of dividends or dividend equivalents on such award.

Change in Control. Under the Omnibus Plan, in the event of a "change in control", the Administrator may take any one or more of the following actions, as described in more detail in the Omnibus Plan:

- Provide for the continuation, assumption, substitution or replacement of an award.
- Accelerate the vesting of an award either (i) immediately prior to the date of the change in control, (ii) upon the participant's involuntary termination of service within a specified period following the change in control, or (iii) upon the failure of the surviving entity to continue or assume such award.
- In the case of awards subject to performance-related vesting conditions, determine the level of attainment of the applicable performance conditions.
- Cancel such award in consideration for a payment (subject to the terms and conditions of the Omnibus Plan), including cancelling any underwater stock options or SARs for no consideration.

A "change in control" under the Omnibus Plan is defined as follows:

(i) Except as provided in subsection (ii) below, "change in control" means the occurrence of any one or more of the following events:

- any person or "group" (as defined in Section 13(d) of the Exchange Act) (each, a "Person"), other than an employee benefit plan or trust maintained by the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's outstanding securities entitled to vote generally in the election of directors, unless a majority of the directors of the Company in office immediately preceding the date on which such Person acquires such beneficial ownership, by resolution negates the effectiveness of this provision in a particular circumstance);

- at any time during a period of 12 consecutive months, individuals who at the beginning of such period constituted the Board and any new member of the Board whose election or nomination for election was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was so approved, cease for any reason to constitute a majority of members of the Board;

- the consummation of a merger, consolidation, amalgamation, reorganization or similar business transaction or series of related transactions involving the Company or any of its subsidiaries with any other corporation or entity, which would result in the combined voting power of the Company's securities entitled to vote generally in the election of directors outstanding immediately prior to such transaction or series of related transactions representing (either by remaining outstanding or being converted into voting securities of the surviving entity or, if applicable, the ultimate parent thereof) less than a majority of the combined voting power of the Company or such surviving entity or parent outstanding immediately after such transaction or series of related transactions;

- the consummation of any sale, lease, exchange or other transfer to any Person of all or substantially all of the assets of the Company, in one transaction or a series of related transactions; or

- the approval by the shareholders of the Company of a liquidation or dissolution of the Company.

(ii) With respect to the distribution of amounts subject to an award that constitute "deferred compensation" (within the meaning of Section 409A of the Code), the term "change in control" means any transaction or series of transactions that constitutes a change in the ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company, within the meaning of Section 409A of the Code.

Transferability of Awards. No award will be transferable by a participant other than by will or to the participant's designated beneficiaries, and during a participant's lifetime each award will be exercisable only by such participant or, subject to applicable law, by such participant's guardian or legal representative, provided that the Administrator may permit transfers of awards without consideration to a participant's family members.

Clawback. Awards granted under the Omnibus Plan will be subject to any clawback or recoupment arrangement or policy we have in place, including any clawback policy adopted to comply with the SEC's recent clawback rules implementing Section 10D of the Exchange Act and our clawback policy described on page 53 of this proxy statement. Our policy also provides for clawback in the event the Board determines that gross negligence, intentional misconduct or fraud of a current or former participant who is or was subject to Section 16 of the Exchange Act caused or partially caused us to restate all or a portion of our financial statements.

No Repricing. Except in the event of certain corporate transactions (as described above), the Administrator may not, without shareholder approval, reprice any previously granted "underwater" stock option, SAR or similar award, including by cancellation and regrant or any other method.

Amendment and Termination of the Omnibus Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the Omnibus Plan, the Board or the CHC Committee may amend or terminate the Omnibus Plan or any portion thereof at any time. However, no such amendment or termination will be made without (i) shareholder approval if such approval is required by applicable law or the rules of an applicable stock market or exchange or (ii) subject to certain provisions of the Omnibus Plan, the consent of the affected participant if such action would materially adversely affect the rights of such participant under any outstanding award. The Administrator may waive any conditions or rights under, amend any terms of, or terminate any award without the consent of any relevant participant; provided, however, that, subject to certain provisions of the Omnibus Plan, no such action will materially adversely affect the rights of any affected participant under such award.

Term of the Omnibus Plan. The Omnibus Plan will terminate on the tenth anniversary of the effective date (i.e., June 7, 2033), unless earlier terminated by the Board.

Federal Income Tax Consequences

The following is a general summary under current law of certain U.S. federal income tax consequences applicable to awards granted under the Omnibus Plan. This summary deals with the general tax principles that apply to awards under the Omnibus Plan and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. Because circumstances may vary, we advise participants to consult their own tax advisors under all circumstances.

NQSOs. A participant generally has no taxable income at the time of grant of an NQSO but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of shares acquired upon exercise over the exercise price. The same amount is deductible by the Company as compensation (subject to any applicable limitations under Internal Revenue Code Section 162(m)), provided that, in the case of an employee option, the Company reports the income to the employee. Upon a subsequent sale or exchange of the shares, any recognized gain or loss after the date of exercise is treated as capital gain or loss for which the Company is not entitled to a deduction.

ISOs. A participant generally realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant equal to the value of the shares at the time of exercise less the exercise price. The same amount is deductible by the Company as compensation, provided that the Company reports the income to the participant (subject to any applicable limitations under Internal Revenue Code Section 162(m)). Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. However, if the participant exercises an ISO and satisfies the holding period requirements, the Company may not deduct any amount in connection with the ISO. If a sale or disposition of shares acquired with the ISO occurs after the holding period, the participant will recognize long-term capital gain or loss at the time of sale equal to the difference between proceeds realized and the exercise price paid. In general, an ISO that is exercised by the participant more than three months after termination of employment is treated as an NQSO. ISOs are also treated as NQSOs to the extent that they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

SARs. Generally, the recipient of a SAR will not recognize taxable income at the time the SAR is granted. If a participant receives the appreciation inherent in the SAR in cash, the cash will be taxed as ordinary income to the participant at the time it is received. If a participant receives the appreciation inherent in the SAR in shares, the spread between the then-current market value and the base price will be taxed as ordinary income to the participant at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the settlement of a SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement (subject to any applicable limitations under Internal Revenue Code Section 162(m)).

RSUs. No income generally will be recognized upon the award of RSUs. The recipient of an RSU generally will be subject to tax at ordinary income rates on the market price of unrestricted shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid, if any, by the participant for such RSUs), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). The capital gain/loss holding period for such shares will also commence on such date.

Restricted Stock. The recipient of an award of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares are subject to restrictions (that is, they are nontransferable and subject to a substantial risk of forfeiture). However, the recipient may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award (less the purchase price, if any, paid for such shares), determined without regard to the restrictions. If a Section 83(b) election is made, the capital gain/loss holding period for such shares commences on the date of the award. Any further change in the value of the shares will be taxed as a capital gain or loss only if and when the shares are disposed of by the recipient. If the recipient does not make a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the recipient and will be taxable in the year the restrictions lapse, and the capital gain/ loss holding period for such shares will also commence on such date. If a recipient makes a Section 83(b) election and thereafter forfeits the restricted shares, he or she will be entitled to no tax deduction, capital loss, or other tax benefit. The Company is entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant, subject to any applicable limitations under Internal Revenue Code Section 162(m).

New Plan Benefits

The benefits that will be awarded or paid under the Omnibus Plan are not currently determinable. Any future awards granted to eligible participants under the Omnibus Plan will be made at the discretion of the Administrator, the Board, or under Board or CHC Committee-delegated authority.

For illustrative purposes, the table below shows grants under the Prior Plans awarded to the following categories of persons in 2022.

	NUMBER OF SHARES UNDERLYING RSUS AND PSUS	NUMBER OF SHARES UNDERLYING OPTIONS
All NEOs as a group	860,435	5,020,450
All executive officers as a group	1,000,558	5,304,220
All nonemployee directors as a group	45,416	—
Company employees other than executive officers, as a group	19,219,645	47,329,810

Registration with the SEC

If our shareholders approve the Omnibus Plan, we will file a Registration Statement on Form S-8 with the SEC to register the shares available for issuance under the Omnibus Plan in June 2023.

Proposal 4: APPROVAL OF AMENDED AND RESTATED COMCAST CORPORATION 2002 EMPLOYEE STOCK PURCHASE PLAN

 **Our Board unanimously recommends that shareholders vote "FOR" approval of the amended and restated Comcast Corporation 2002 Employee Stock Purchase Plan.**

The Comcast Corporation 2002 Employee Stock Purchase Plan (the "ESPP") was ratified by our Board on November 20, 2002 and approved by our shareholders in 2009, 2012 and, most recently, in 2016. The ESPP was adopted for the benefit of eligible employees of Comcast and certain of its subsidiaries in the United States (but excluding NBCUniversal, Sky and their subsidiaries). The ESPP is intended to meet the requirements of Section 423 of the Internal Revenue Code. Due to the participation of our employees in the ESPP, the current authorized share pool of 101 million shares under the plan is nearly exhausted. As a result, on February 28, 2023 and March 1, 2023, the CHC Committee and the Board, respectively, approved an increase in the number of shares available for issuance under the ESPP of 100 million shares, such that the total number of shares authorized under the ESPP would be 201 million shares. Our Board is asking shareholders to approve the ESPP as so amended and restated to satisfy certain requirements under the Internal Revenue Code so that certain tax benefits will be available to our employees.

Description of the Comcast Corporation 2002 Employee Stock Purchase Plan

The following is a summary of the material features of the ESPP. This summary does not purport to be complete and is qualified in its entirety by reference to the terms of the ESPP, which is attached as Appendix D to this proxy statement.

Eligibility. In general, a full-time employee or part-time employee working at least 20 hours per week of Comcast or a participating subsidiary is eligible to participate in the ESPP if he or she has been continuously employed for at least 90 days as of the first day of an offering period. A part-time employee working less than 20 hours per week is eligible to participate in the ESPP if he or she has been continuously employed for at least one year as of the first day of an offering period. Any eligible employee who, after purchasing shares under the ESPP, would own 5% or more of our stock (by vote or value) is not eligible to purchase additional shares under the ESPP. Approximately 81,000 employees are currently eligible to participate in the ESPP.

Shares Subject to the Plan. In the aggregate, 101 million shares of Class A common stock have been reserved for purchase under the ESPP, subject to adjustment in the event of certain corporate events. As of February 17, 2023, of this aggregate amount, 93,838,198 shares had been issued under the ESPP and 7,161,802 shares remained available for grant. Shares deliverable under the ESPP may consist of either treasury shares or originally issued shares. As of March 31, 2023, the fair market value of a share of Class A common stock was $37.91.

Administration. The ESPP is administered by the CHC Committee. The Board and the CHC Committee have authority to interpret the ESPP, prescribe, amend and rescind rules and regulations relating to it and make all other determinations deemed necessary or advisable in administering the ESPP. Pursuant to its delegation authority under the ESPP, the CHC Committee has delegated certain of its administrative duties, subject to its review and supervision, to certain management-level committees that oversee our benefits plans.

Adjustments. If shares are exchanged for a different number or kind of shares of our company through merger, recapitalization, stock dividend, stock split or other similar capital adjustments, the Board or the CHC Committee will make adjustments to the ESPP as it deems appropriate. The Board or the CHC Committee's determination will be binding for all purposes of the ESPP.

Participation in the Plan. The ESPP enables eligible employees to purchase shares during certain offering periods, which generally encompass a calendar quarter. To become a participant in the ESPP, an eligible employee must file an election form in accordance with the terms and conditions set forth in the ESPP. On his or her election form, the participant will designate the percentage of eligible compensation (which can be no more than 10% with respect to each payroll period during the offering period) he or she would like to have credited to his or her account under the ESPP. No participant can purchase shares having more than $25,000 in fair market value (as determined under Section 423(b)(8) of the Internal Revenue Code) each calendar year under the ESPP, or more than 1500 shares per offering period. At the end of each offering period, amounts credited to this account will be used to purchase whole shares and any cash remaining after such purchase will be credited towards the purchase of whole shares in the next offering period or returned to the participant upon his or her request. The purchase price per share of Class A common stock will be 85% of the lesser of the fair market value per share on the first day of the offering period or the last day of the offering period.

If the total number of shares of Class A common stock that participants have elected to purchase on the last day of the offering period exceeds the maximum number of shares of Class A common stock available under the ESPP, the Board or the CHC Committee will make a pro rata allocation of shares available for delivery and distribution in as uniform a manner as practicable, and the unapplied account balances will be returned to participants as soon as practicable following the last day of the offering period.

During an offering period, the amount of payroll deductions may not be changed, but may be discontinued. A participant may change the amount of payroll deductions for subsequent offerings by giving notice of such change on or before the 15th day of the month immediately preceding the first day of the offering period for the offering for which such change is effective. A participant may discontinue his or her participation in the ESPP by providing notice at any time before the end of an offering period. All amounts credited to the account of a participant who discontinues payroll deductions will be applied to the purchase of shares of Class A common stock in accordance with the regular terms of the ESPP, and no further payroll deductions will be made with respect to the participant.

Upon termination of employment, all amounts credited to a participant's account will be delivered to the participant or his or her successor in interest (in the case of death). No interest will be paid with respect to payroll deductions made or amounts credited to any account under the ESPP.

Transferability. A participant's rights under the ESPP may not be transferred or assigned to any other person during the participant's lifetime. After shares have been issued under the ESPP and credited to a participant's brokerage account under the ESPP, such shares may be assigned or transferred in the same manner as any other shares. However, the Board or the CHC Committee may, in its discretion, require that participants satisfy a minimum holding period following the purchase of shares pursuant to the ESPP before those shares may be sold or transferred, and the CHC Committee has established a mandatory one-year holding period with respect to shares purchased pursuant to the ESPP. The holding period will not apply to shares used to pay withholding taxes pursuant to the ESPP or to shares credited to the account of a participant who has terminated employment due to death or disability.

Amendment or Termination. The ESPP does not automatically terminate on any particular date. However, the Board or the CHC Committee has the right to amend or terminate the ESPP at any time without notice. Upon any termination, all unapplied payroll deductions will be distributed to participants, and no amendment will affect the right of a participant to receive his or her proportionate interest in the shares of Class A common stock or unapplied payroll deductions. We may seek shareholder approval for an amendment to the ESPP if required by applicable law.

New Plan Benefits. Because benefits under the ESPP depend on employees' elections to participate in the ESPP and the fair market value of the shares of Class A common stock at various future dates, it is not possible to determine future benefits that will be received by executive officers and other employees under the ESPP. Brian L. Roberts, as well as our nonemployee directors, are not eligible to participate in the ESPP.

Federal Income Taxation

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to participation in the ESPP. This summary deals with the general tax principles that apply to participation in the ESPP and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. Because circumstances may vary, we advise participants to consult their own tax advisors under all circumstances.

Under the Internal Revenue Code, a participant will not realize income at the time the offering period commences or when the shares purchased under the ESPP are transferred to him or her. If a participant disposes of such shares after at least two years from the offering date and at least one year after the purchase date, the participant will be required to include in income, as compensation for the year in which such disposition occurs, an amount equal to the lesser of (i) the excess of the fair market value of such shares at the time of the disposition over the purchase price or (ii) the excess of the fair market value of the shares at the commencement of the offering period over the purchase price at such time. The participant's basis in the shares disposed of will be increased by an amount equal to the amount so includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis which is recognized at the time of the disposition should be treated as long-term capital gain or loss. In such event, we will not be entitled to any tax deduction.

If a participant disposes of shares purchased under the ESPP within such two-year or one-year period, the employee will be required to include in income, as compensation for the year in which such disposition occurs, an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price. The employee's basis in such shares disposed of will be increased by an amount equal to the amount includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis that is recognized at the time of disposition will be a capital gain or loss, either short-term or long-term, depending on the holding period for such shares. In the event of a disposition within such two-year or one-year period, we will be entitled to a deduction equal to the amount that the participant is required to include in income as a result of such disposition.

New Plan Benefits

Because benefits under the ESPP depend on employees' elections to participate in the ESPP and the fair market value of the shares of Class A common stock at various future dates, it is not possible to determine future benefits that will be received by executive officers and other employees under the ESPP. Brian L. Roberts, as well as our nonemployee directors, are not eligible to participate in the plan.

Registration with the SEC

If our shareholders approve the amendment to the ESPP, we will file a Registration Statement on Form S-8 with the SEC to register the additional shares available for issuance under the ESPP in June 2023.

Executive Compensation

Proposal 5: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

 **Our Board unanimously recommends that shareholders vote "FOR" approval of the compensation of our NEOs.**

The following proposal gives our shareholders the opportunity to cast a non-binding, advisory vote to approve the compensation of our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and our compensation philosophy, policies and practices, as disclosed below.

We encourage shareholders to review detailed information on our executive compensation program and the 2022 compensation of our NEOs as set forth in "Executive Compensation – Compensation Discussion and Analysis," starting below. Shareholders are being asked to vote "FOR" the adoption of the following resolution:

"RESOLVED, that the compensation paid to Comcast Corporation's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

While we intend to carefully consider the voting results of this proposal, this vote is advisory in nature, and, therefore, is not binding on us or our Board. Our Board and CHC Committee value the opinions of all of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

We currently conduct advisory votes to approve the compensation paid to our NEOs on an annual basis.

Compensation Discussion and Analysis

This discussion and analysis describes our executive compensation philosophy, process, plans and practices, our compensation program's alignment with our performance and the 2022 compensation decisions for our NEOs set forth in the Summary Compensation Table.

Executive Overview

Overall Performance

Mr. Roberts and our senior leadership team have successfully led our company over the past year, achieving strong operating and financial results and underscoring the strength of our businesses. Our relentless focus on innovation and execution, balanced with financial discipline, enabled us in 2022 to deliver strong performance across our businesses and continue to invest for the future, including the investments we are marking in our next generation network, Xfinity 10G. As described above in "About Comcast – 2022 Performance Overview," our 2022 consolidated operating and financial results were strong, with contributions from across our company, underscoring our business resilience, strategic decision-making and capital allocation priorities, all driven with a view toward growth and creating long-term value. These results, underpinned with a strong balance sheet, enabled us to return the most capital to shareholders in our history.

Our Board credits our senior leadership team for their successful leadership in 2022. They not only delivered for our shareholders and continued to collaboratively work on our global technology platforms and strategic initiatives, but they also continued to support our stakeholders, including our employees, customers, suppliers and the communities where we operate. From our dedication to bridging the digital divide by providing more people with the tools and resources they need to succeed in a digital society, to our ongoing efforts and continued progress in DE&I and community impact, to taking further steps to lessen our environmental footprint, our senior leadership team reinforced our company's commitment to doing what's right while underscoring our commitment to act with integrity. See "Spotlight on Our Corporate Responsibility Initiatives" for additional information.

2022 Compensation Overview

The compensation program for our NEOs is designed to align compensation with shareholders' interests and our long-term strategic goals, to deliver pay for performance and to reflect shareholder input and prevailing market pay practices. In making compensation decisions for 2022, the CHC Committee considered, among other things, the performance of our NEOs in successfully managing our company for the long-term.

As a result of our compensation design, the vast majority of our NEOs' compensation is performance-based, strongly aligning NEO compensation with shareholder interests.

2022 CEO COMPENSATION MIX



<1%
Other
8%
Salary
42%
PSUs
24%
Annual Cash
Bonus
92%
Total
Performance-
Based
27%
Stock Options

2022 AVERAGE NEO COMPENSATION MIX (EXCLUDING CEO)



<1%
Other
11%
Salary
34%
PSUs
33%
Annual Cash
Bonus
89%
Total
Performance-
Based
22%
Stock Options*

* Excludes one-time special performance stock option award to Mr. Cavanagh.

Key executive compensation decisions in respect of 2022 compensation are discussed in detail below under "Our Approach to Compensation" and "Compensation Decisions."

Shareholder Feedback on Executive Compensation and Compensation-Related Changes

The CHC Committee and our management team are committed to continued engagement with shareholders to understand their viewpoints and to discuss and demonstrate the important connection between our compensation program, on the one hand, and our business strategy, goals and financial and operating performance, on the other hand. In 2021, the CHC Committee carefully considered such shareholder feedback and made several changes in response to feedback, which it continued to believe were appropriate for 2022. These changes are summarized in the table below.

WHAT WE HAVE HEARD	WHAT WE HAVE DONE
LONG-TERM INCENTIVE COMPENSATION DESIGN	
Consider having a multi-year performance period for PSUs	Starting in 2021, PSUs have had a 3-year cumulative performance period, with performance goals determined at the beginning of the 3-year period and measured at the end of the 3-year period; previously PSUs had five individual 1-year performance periods.
Consider using a relative performance metric **Consider incenting NEOs with a capital allocation performance metric** **Consider a PSU performance metric not also used in the annual cash bonus program**	Starting in 2021, PSUs granted have two relative performance metrics relating to Adjusted Earnings Per Share ("EPS") growth and total shareholder return ("TSR") and include an absolute return on adjusted invested capital ("ROIC") performance metric; none of these metrics are used in our annual cash bonus program. For more information on the structure of our PSU awards, including the financial metrics selected, please see "Our Approach to Compensation" and "Equity-Based Incentive Compensation – PSUs" below.
ANNUAL CASH BONUS	
Consider aligning relative weighting of quantitative financial performance metrics closer to market **Consider improving the transparency and objectivity of non-financial performance metrics**	Starting in 2021, the Annual Cash Bonus program has: • Increased the quantitative financial metrics to 70% (from 50% in 2020) of the target bonus to closer align with market practice. Revenue, Adjusted EBITDA and Free Cash Flow remain the quantitative financial metrics used. • Based 15% of the target bonus on strategic operating performance goals and 15% on a qualitative assessment of our progress on stakeholder and sustainability initiatives; in both cases annually setting objective goals against which to assess performance. For more information on the strategic operating performance goals and stakeholder and sustainability goals, please see "Compensation Decisions – Annual Cash Bonus" below.

The CHC Committee also considered the results of our 2022 annual meeting, where our shareholders approved the 2021 compensation of our NEOs on an advisory basis by 96% of the votes cast. It discussed our executive compensation program and our voting results with Korn Ferry, its independent compensation consultant and, with the assistance of Korn Ferry, continues to evaluate our compensation program design. The CHC Committee believes that its policies and decisions are consistent with our compensation philosophy and objectives and align the interests of our NEOs with our long-term goals and the interests of our shareholders without incenting inappropriate risk taking.

Executive Compensation Best Practices

What We Do

- ✔ Employ rigorous PSU and annual cash bonus performance conditions.
- ✔ Maintain robust stock ownership guidelines. A person not in compliance cannot sell or otherwise dispose of stock until the applicable ownership requirement is met.
  - CEO = 10x base salary
  - President = 5x base salary
  - Other executive officers = 3x base salary
  - Nonemployee directors = 5x annual cash retainer
- ✔ Prohibit our executive officers and directors from (i) pledging Comcast stock as collateral or holding it in margin accounts and (ii) using any strategies or products to hedge against potential changes in the value of our stock.
- ✔ Have an incentive compensation recoupment (or "clawback") policy applicable to our executive officers.
- ✔ CHC Committee directly engages Korn Ferry as its own independent compensation consultant.
- ✔ Use net-settled options, which results in fewer shares issued and less dilution to our shareholders than stock options exercised with a cash payment.

What We Don't Do

- ✖ Do not permit the repricing of options of any kind.
- ✖ Do not maintain any defined benefit pension plans or supplemental executive retirement plans for our NEOs.
- ✖ None of our equity plans has automatic ("single-trigger") accelerated vesting provisions in connection with a change in control. Mr. Roberts' employment agreement has a "double-trigger" change in control provision. No other NEO has any change in control provisions in his or her employment agreement.
- ✖ Do not pay dividends or dividend equivalents in respect of any unearned PSUs or RSUs or on any stock options.
- ✖ Do not provide for any excise or other tax gross-ups for our executive officers.

Our Approach to Compensation

In designing our compensation program, we evaluate both our business objectives and the need to attract and retain uniquely talented and experienced individuals who think strategically for the long term and perform for our highly competitive businesses, particularly in light of the challenging and evolving competitive, technological and regulatory environments in which we operate. We employ a variety of elements that further our shareholders' interests by securing our executives' services in an exceedingly competitive talent market and aligning the long-term interests of our executives to create shareholder value.

- To motivate and retain our executives, we provide pay opportunity levels that are highly competitive.
- Our compensation program is designed to achieve an appropriate balance of elements to reward our NEOs for their performance and create long-term shareholder value. In addition to fixed compensation, we provide short-term and long-term performance-based compensation that includes company-specific performance goals, as well as relative performance goals that measure our shareholder value creation relative to market performance.
- Our short-term annual bonus program includes quantitative financial performance goals that are based, in part, on consolidated budgets that are prepared annually and take into consideration the cyclicality of working capital in our business, capital spending plans for the upcoming year, target product rollout numbers and other relevant factors. We balance out our annual bonus program by also incenting attainment of strategic operating performance goals and key stakeholder and sustainability initiatives.
- Our annual long-term incentive program is composed of grants of PSUs and stock options. PSUs awarded in 2022 have meaningful performance conditions for vesting measured over a three-year period based on two relative performance metrics relating to Adjusted EPS growth and TSR as well as an absolute ROIC performance metric, all of which balance internal goals and relative market performance. Stock options are inherently performance-based in that our stock price must appreciate for the options to deliver any value.
- The primary financial quantitative metrics used in our 2022 incentive compensation programs generally reflect those used internally to measure our performance and externally to report to investors. Many of these measures are tied to cash generation, capital efficiency and generating sustained profitable growth over time, as well as measure our growth and increase in shareholder value relative to market peers. We believe the metrics used in our short-term annual bonus program and long-term equity incentive program balance both short-term growth and value creation over the longer term. The financial metrics used in our 2022 executive compensation program are set forth below.

Annual Cash Bonus	Revenue	Serves as the top line component to cash generation
	Adjusted EBITDA	Reflects the operational performance of our businesses, taking into account the costs of operating these businesses
	Free Cash Flow	Measures, among other things, cash remaining after capital investments that allows us to repay indebtedness, make strategic investments and return capital to shareholders
Long-Term Incentive Program	Average ROIC	Measures how well capital (equity and debt) is used to generate earnings over a three-year period
	Relative Adjusted EPS Growth	Measures earnings performance compared to the S&P 100 over a three-year period
	Relative TSR	Measures total company achievement of shareholder returns compared to the S&P 100 over a three-year period

Taken together, the interplay of these elements provided a pay program that is strongly aligned with shareholder interests and long-term value creation, retains a high-quality executive team and compensates the executive team when it does the right things to help our businesses succeed.

Design and Structure of Executive Compensation

Elements of Compensation Program

We view the executive compensation program on a "portfolio" basis to achieve an appropriate balance of compensation elements to motivate and reward our NEOs for their performance and create long-term shareholder value. The following chart illustrates our view of the significant aspects of the portfolio used for 2022.

TYPE	ELEMENT	WHY WE USED IT	COMPENSATION HIGHLIGHTS
FIXED	**Base Salary**	• Necessary to attract and retain our NEOs. • Serves as a baseline measure of an NEO's value. • Guaranteed compensation in exchange for investing in a career with us.	• Salary level is based on individual performance, position within the organization and any increase in duties and responsibilities.
VARIABLE, SHORT-TERM, PERFORMANCE-BASED	**Annual Cash Bonus**	• Provides a competitive annual cash bonus opportunity and completes our competitive total annual cash compensation package. • Target bonus is based on the CHC Committee's assessment of the optimal mix of fixed vs. variable cash compensation. • Supports our objective that NEOs must balance achieving current year (short-term) goals with long-term value creation.	• Based on objective quantitative financial performance metrics and quantitative and qualitative goals relating to key operating performance goals. • Includes a qualitative portion based on stakeholder and sustainability initiatives such as continued leadership in addressing the "digital divide," further progress on our DE&I and environmental sustainability initiatives, and further enhancing our strong culture of integrity and respect.
VARIABLE, LONG-TERM, PERFORMANCE-BASED	**Annual PSU Grants**	• Fosters a long-term commitment, motivates executives to improve the long-term market performance of our stock and focuses them on the long-term creation of shareholder value. • Links the NEOs' decision-making with the long-term outcomes of those decisions. • Creates a meaningful retention tool and ties value ultimately realized to longer-term performance.	• Cliff vest after three years. • Vesting is dependent upon achievement of absolute and relative performance metrics established at the beginning of the three-year period. • Ultimate value of shares acquired upon vesting depends on attainment of metrics and stock price.
	Annual Stock Option Grants	• Fosters a long-term commitment, motivates executives to improve the long-term market performance of our stock and focuses them on the long-term creation of shareholder value. • Links the NEOs' decision-making with the long-term outcomes of those decisions. • Relatively long vesting period creates a significant retention tool and ties value ultimately realized to our long-term performance.	• Vest ratably over a five-year period. • Stock price must appreciate for stock options to deliver value. • Options are net settled, resulting in fewer shares issued upon exercise.

Compensation Decisions

Base Salary

Pursuant to their new employment agreements and in light of Mr. Cavanagh's promotion, the base salaries of Messrs. Cavanagh and Watson both increased to $2.5 million effective March 2023.

Annual Cash Bonus

Our short-term incentive program includes meaningful performance-based elements tied to financial goals, as well as incentives for attainment of operational goals tied to key strategic initiatives and progress toward key stakeholder and sustainability initiatives.

- The target bonus opportunity in 2022 was 300% of salary for each NEO.
- Below are the target weightings for each element of the annual cash bonus plan for our NEOs in 2022. The maximum bonus achievable was 185%, based on a maximum weight of 140% for all of the financial metrics and of 22.5% for each of the operating performance and stakeholder and sustainability-related goals.


Financial (70%)
Operating Performance (15%)
Stakeholder & Sustainability Initiatives (15%)
Adjusted EBITDA (35%)
Free Cash Flow (28%)
Revenue (7%)
Customer Growth, Customer Experience, Global Technology Platform & Organizational Collaboration
Bridging the Digital Divide, DE&I, Environmental Sustainability & Company Culture

Financial Metrics and Results

The performance ranges below were used as the financial performance metrics for the NEOs' 2022 target bonus. Achievement for each financial metric would be zero if performance is below the minimum threshold of the metric's range, with potential payouts ranging from 14% if achievement for all three financial metrics is at the low end of the range to a maximum of 140% for achievement of all three metrics at the top end of the range. See "2022 Performance" above for a description of our strong financial performance in 2022.

	2022 PERFORMANCE RANGE[(1)] ($ IN BILLIONS)	2022 ACTUAL ACHIEVEMENT[(2)]
Adjusted EBITDA	35.099 – 40.641	33%
Free Cash Flow	10.888 – 16.652	28%
Revenue	120.034 – 138.987	6%
Total		67%

(1) Amounts reflected are on a consolidated basis and have been adjusted to reflect Sky results on a constant currency basis.

(2) Achievement percentages are interpolated linearly between specified achievement levels and are presented based on the maximum weighted levels of achievement described in the section immediately above.

Operating Performance Goals and Results

Operating performance goals accounted for 15% of the 2022 target annual bonus, with potential payouts ranging from 0% to 22.5%. The following goals and performance against those goals were evaluated by the CHC Committee in determining that achievement for 2022 was 17%. These considerations included both quantifiable outcomes as to whether we met or exceeded expectations of achievement and the CHC Committee's holistic evaluation of the NEOs' performance, collectively and individually, in executing against strategic operational priorities as described immediately below and in "2022 NEO Performance." Certain details about the performance of our operating goals are not disclosed due to competitive concerns.

GOALS	2022 PERFORMANCE CONSIDERATIONS
Xfinity Mobile Performance	Comcast Cable wireless customer line net additions were 1.3 million, the best annual result since we launched Xfinity Mobile in 2017, surpassing 5 million customer lines in just 5 years.
Customer Growth	Customer relationships across our business totaled over 57 million at the end of 2022, with Comcast Cable and Sky adding 75,000 and 88,000 net customer relationships in 2022, respectively. Peacock also continued its growth – doubling paid subscribers in the U.S. to more than 20 million, and our U.S. theme parks experienced exceptionally strong attendance.
Customer Experience	Comcast Cable's customer experience includes our net promoter score ("NPS"), unique and agent contact rate and other customer experience metrics. In 2022, we improved our transactional NPS, reduced our unique and agent contact rate, and through our continued enhancement and promotion of our digital tools, reduced the number of truck rolls. These metrics, together with maintaining customer churn at near record low levels and growing customer relationships, reflect continued progress in further improving the customer experience.
Global Technology Platform	In 2022, leveraging products and technologies developed through our global technology platform, we formed a joint venture with Charter named Xumo to develop and offer a next-generation streaming platform on a variety of branded 4K streaming devices and smart TVs to millions of new customers. We also made progress toward working collaboratively on our global technology platforms such as Sky Glass, Xfinity X1, Flex and Xumo, as we continue to work on providing more ways to bring the best of our entertainment operating system to more consumers around the world.
Organizational Collaboration	Our businesses continued their strong collaboration with one another. For example, Peacock has benefited from distribution domestically through Comcast Cable's X1 video service and Flex customers, as well as internationally from Sky, and we continued to collaborate on our global technology platform as noted above.

Stakeholder and Sustainability-Related Goals and Results

Stakeholder and sustainability-related goals accounted for 15% of the 2022 target annual bonus, with potential payouts ranging from 0% to 22.5%. The following goals and performance against those goals were considered by the CHC Committee in determining that achievement merited target payout levels. Rather than reducing our stakeholder and sustainability goals to any one metric or set of metrics, these considerations were primarily based on the CHC Committee's independent and holistic evaluation of the NEOs' efforts, collectively and individually, to further progress key stakeholder and sustainability initiatives and priorities as described immediately below and in "2022 NEO Performance."

GOALS	2022 PERFORMANCE CONSIDERATIONS
Bridging the Digital Divide	We continued our strong leadership in bridging the digital divide by actively sponsoring and participating in programs designed to extend our broadband services to underserved and unserved Americans in 2022 by: • Supporting and participating in the federal government's Affordable Connectivity Program, which enables qualifying low-income customers to apply a financial subsidy to our broadband services, allowing them to receive our Internet Essentials service or our new enhanced Internet Essentials Plus service with twice the download speed – up to 100 Mbps – effectively for free. • Participating in federal, state and local programs designed to fund the expansion of broadband to unserved Americans and extending our network to new areas where reliable, high-speed internet services had been unavailable. • Investing directly in community-based initiatives and programs to launch, support and scale digital navigator programs across the country. Digital navigators are trusted individuals affiliated with local nonprofits, educational institutions or governmental organizations who are trained to help more people sign up for internet service, get devices and connect to skills training and other digital literacy resources.

GOALS	2022 PERFORMANCE CONSIDERATIONS
DE&I	Our DE&I efforts focus on areas where we believe we can make the most impact given the nature of our business, such as workforce, the programming we create and distribute and the supplier relationships we have. In 2022, we: • Continued our efforts to increase representation in leadership roles, increasing representation of women and people of color in vice president-level and above positions in the United States to approximately 43.7% and 25.3%, respectively. • Continued to amplify diverse voices and cultures through our media platforms, including Xfinity's curated On Demand special collections, NBCUniversal's 'The More You Know' series of public service announcements and diverse representation in front of and behind the camera of NBCUniversal filmed entertainment and news productions. • Spent nearly $5 billion with diverse Tier 1 vendors.
Environmental Sustainability	Continued to make progress toward our goal to be carbon neutral by 2035 in Scope 1 and 2 greenhouse gas emissions across our global operations, reducing such emissions by 28% between our 2019 base year and 2021. In 2022, we joined the Science-Based targets initiative on climate action, committing to set near-term emissions reduction goals in line with pathways designed to limit global warming.
Culture of Integrity and Respect	Our company furthered each of the important stakeholder and sustainability initiatives described above during 2022 and reinforced our strong commitment to a workplace culture that emphasizes integrity and respect and intolerance of harassment and discrimination.

2022 NEO Performance

In evaluating the strategic operating performance goals and stakeholder and sustainability initiatives portions of the annual cash bonus, in February 2023, the CHC Committee also considered the contribution of each NEO toward our company's overall achievement of, and progress toward, those goals, as well as each NEO's overall management and leadership of our company.

Brian L. Roberts	Mr. Roberts continued to lead the execution of our company's strategic focus on connectivity, aggregation and streaming, which we believe will better position our company for the long term. Mr. Roberts sets the tone for our businesses to execute at the highest level, to work together and to continue to accelerate convergence in media and technology and leverage our global technology platform. Mr. Roberts also furthered the thoughtful development of senior leadership, including through the promotion of Mr. Cavanagh to President of the Company in 2022. At the same time, he continued our company's commitment to DE&I, environmental sustainability and bridging the digital divide, all with a focus on doing the right thing for our stakeholders and society at large.
Michael J. Cavanagh	Mr. Cavanagh was named President of the Company in October 2022 as a result of his exceptional leadership since joining our company. Alongside Mr. Roberts, he led the execution of key decisions on critical strategic and operational initiatives across all of our businesses. He also provided critical financial and strategic leadership to our company, focusing on capital allocation, balance sheet strength and liquidity, particularly during the COVID pandemic. Under his leadership, we returned $17.7 billion to shareholders in 2022 through a combination of dividends and our share repurchase program, and raised our dividend to $1.16 a share on an annualized basis for 2023, an increase of 7% year-over-year.

	David N. Watson	Mr. Watson successfully led Comcast Cable, which had strong financial results and added 250,000 net new broadband customers even with depressed home move activity and increased competition in 2022. Under Mr. Watson's leadership, in anticipation of the future needs of our network, we continued to invest significantly in our evolution to a virtual, software-based broadband network capable of 10G speeds through our DOCSIS 4.0 transition, with nearly one-third of our broadband customers now receiving gigabit or higher speeds. Comcast Cable continued its strong financial performance in 2022, with its revenue increasing by 3.1% to $66.3 billion and its Adjusted EBITDA increasing by 4.6% to $29.4 billion.

Jeffrey Shell

After the CHC Committee had determined annual cash bonus outcomes in February 2023, Mr. Shell's employment with the Company was terminated with cause in April 2023 as previously disclosed. See "Agreements with Our Named Executive Officers" below for additional information.

In 2022, when Mr. Shell led NBCUniversal, it continued its momentum in Peacock, which more than doubled its paying subscribers to over 20 million, and our theme parks performed exceptionally well, generating Adjusted EBITDA of $2.7 billion in 2022. NBCUniversal also innovated with new pay windows for early viewing opportunities to better monetize our media content and intellectual property. NBCUniversal's financial performance was strong in 2022, with its revenue increasing by 14.2% to $39.2 billion and its Adjusted EBITDA increasing by 4.9% to $6.0 billion.

Dana Strong

Ms. Strong provided strong leadership, adding 88,000 net new customers across Sky's territories, while managing through extremely challenging macroeconomic conditions in the United Kingdom and the rest of Europe. Under Ms. Strong's leadership, Sky continued to focus on customer retention and providing customers with the best entertainment and connectivity experiences. Sky revenue decreased 11.5% to $17.9 billion, or 1.2% excluding the impact of foreign currency, while Sky Adjusted EBITDA increased 7.0% to $2.5 billion, or 20.3% excluding the impact of foreign currency. See Appendix A for a reconciliation.

2022 Bonus Achievement

Based on our strong 2022 performance, bonus achievements were as follows.

	ROBERTS	CAVANAGH	WATSON	SHELL	STRONG
Total Paid (% of Target)	100%	100%	100%	100%	100%
Total Cash Bonus Paid	$7,500,000	$6,900,000	$6,900,000	$7,500,000	$6,250,000[1]

[1] Ms. Strong's bonus was determined with reference to a U.S. dollar equivalent salary for 2022. It was paid in British pounds sterling using a daily spot rate of £1 to $1.2103.

Equity-Based Incentive Compensation

The CHC Committee believes that the structure of our equity-based compensation program reinforces our performance culture and the incentive for long-term shareholder value creation by incorporating the achievement of longer-term absolute and relative financial and share-based performance metrics into our PSU awards as a further complement to the annual financial and operational metrics used under our annual cash bonus program.

The table below reflects the key features of our annual equity compensation program:

KEY FEATURES	2022 EQUITY COMPENSATION PROGRAM
PSU Performance Period	• Three-year cumulative performance period, with all performance goals measured over the three-year period • Cliff-vests based on payout levels three years following grant
PSU Performance Goals	• PSUs earned based on achievement of two primary performance metrics, each weighted 50%: (1) absolute ROIC and (2) relative Adjusted EPS growth • Attainment of primary performance metrics is subject to a relative TSR modifier, with no positive modifier applied if TSR is negative over the performance period
PSU Award Payouts	• Performance must be achieved through a cumulative three-year period • Potential payout up to 250% of target, which rewards for outperformance against rigorous goals and significant returns to our investors
Stock Option Vesting Period	• Stock options vest over a five-year period to reinforce a long-term focus

We believe that our PSU structure closely aligns the interests of our NEOs with shareholders and long-term value creation, with the ROIC and relative Adjusted EPS growth metrics serving as meaningful inputs to value creation and the relative TSR modifier providing an output measure of value creation. The combination of these performance metrics, together with the financial metrics (revenue, Adjusted EBITDA and Free Cash Flow), operating performance goals and the evaluation of stakeholder and sustainability initiatives under our annual cash bonus program, provide company-specific performance goals that are directly linked with our NEOs' management of our company, while also satisfying shareholder return expectations. The maximum payout under the PSU awards of 250% of target provides additional incentive for outperformance and is in recognition of the fact that a significant portion of our NEOs' compensation is delivered in the form of at-risk PSU awards, the value of which may only be realized by our NEOs upon achievement of financial and shareholder return performance measures over a three-year period.

Consistent with historical practice, our 2022 equity compensation program for NEOs consisted of a mix of both PSU awards and stock options – in 2022, 60% of the target value of our NEOs' equity awards was in the form of PSUs and 40% was in the form of stock options. In determining the total value of equity-based compensation, the CHC Committee considers, among other things, the overall performance mix of an NEO's total direct compensation and the value of awards made to other executives, as well as the value of equity-based compensation awarded to comparable NEOs at our peer companies.

PSUs

2022 PSU Awards

PSUs granted in 2022 have two equally weighted primary performance metrics that are each measured over a cumulative three-year performance period beginning January 1 in the year of grant:

- **ROIC**: measured on an absolute basis for each year during the three-year period and averaged to yield an average ROIC for the cumulative three-year period
- **Relative Adjusted EPS Growth**: compound annual growth rate measured on a relative basis at the end of the cumulative three-year performance period against the companies comprising the S&P 100 Index

The ultimate payout of the PSUs is then subject to a relative TSR performance modifier based on the percentile ranking of our TSR over the three-year performance period relative to that of the companies comprising the S&P 100 Index ("Relative TSR Modifier"). The Relative TSR Modifier is interpolated for performance between the bottom and top quartiles (25th – 75th percentile), with no positive modifier applied if TSR is negative over the performance period. We believe this modifier more directly links our equity compensation program to shareholder returns by rewarding our executives for sustained market outperformance, as well as regulating payouts for market underperformance, even if financial metrics are achieved at or above target.

Earned PSUs will cliff-vest on the third anniversary of the date of grant, generally subject to continued employment through such date.

We believe the combination of our performance goals closely aligns the potential payout of the PSUs to the value ultimately realized by shareholders over a similar time horizon.

The target PSU values that the CHC Committee approved for 2022 PSUs are set forth below. These target values are lower than the accounting values required to be set forth in the Summary Compensation Table as a result of certain assumptions and valuation methodologies required under applicable accounting standards.

NAME	PSUs ($)
Mr. Roberts	12,720,000
Mr. Cavanagh	9,480,000
Mr. Watson	7,335,000
Mr. Shell[1]	6,285,000
Ms. Strong	4,095,000

[1] Mr. Shell forfeited his 2022 PSU awards upon termination of his employment in April 2023.

For more information on PSUs granted in 2022, see "Grants of Plan-Based Awards" table below.

There were no prior PSU awards that vested in 2022, as the performance metrics for awards granted in 2017 through 2020 were fully achieved in 2021.

Stock Options

Approximately 40% of the target value of our NEOs' 2022 equity awards was in the form of stock options, which vest 20% on each of the first five anniversaries of the grant date. While the stock options granted to our NEOs do not have any express performance conditions, the value ultimately realized for such awards is dependent on the appreciation of our stock price from the date of grant, which further aligns our NEOs' interests with those of our shareholders.

Special Performance-Based Stock Option Award

In connection with his promotion to President of the Company, Mr. Cavanagh was awarded a special performance-based stock option award (the "Performance Option") designed to ensure leadership continuity over the longer term, enhance retention in response to increasing competition for high-performing talent, incent financial performance by aligning compensation with rigorous performance targets that drive long-term shareholder value creation and further align his interests with those of our shareholders by promoting increased share ownership over an extended period. The stock option, once vested, allows Mr. Cavanagh to purchase 2,000,000 shares (at target performance) of our Class A common stock and was valued at $14.8 million using the Black-Scholes option-pricing model.

The Performance Option will vest and become exercisable upon satisfaction of both a time-based and a performance-based component. The time-based component will vest in full on February 1, 2028, generally subject to continued employment through such date. The Performance Option also contains a restriction on the sale of any shares issued upon exercise until after the expiration date of the Performance Option (i.e., after the 10th anniversary of the grant date).

The performance-based component will vest on the attainment of specified metrics relating to average annual growth in Free Cash Flow per share ("FCF per Share") over a five-year performance period. Achievement will be calculated based on growth in FCF per Share for each year during the five-year period, which will be averaged for the cumulative five-year period, and will be measured against a pre-established target approved by the CHC Committee. At target performance (which equals average annual growth of 8%), 100% of the award would vest. At threshold performance (which equals average annual growth of 6%), 50% of the award would vest and at maximum performance (which equals average annual growth of at least 12%), 200% of the award would vest (with straight line interpolation if results are between the FCF goals). If the average annual growth in FCF is less than 6%, then the award will not vest and will be forfeited. We believe that FCF per Share is an important metric as discussed in more detail above in "Our Approach to Compensation." For a discussion of the treatment of the Performance Option on a termination of employment, please see the "Potential Payments upon Termination or Change in Control" table below.

Procedures for Determining Compensation

CHC Committee's Role, Process and Assessments

The CHC Committee approves the nature and amount of compensation paid to, and the employment and related agreements entered into with, our executive officers, and oversees broad-based cash bonus and equity-based plans, approving guidelines for grants of awards under these plans and determining and overseeing our compensation and benefits policies generally.

In 2022, the CHC Committee reviewed for our NEOs:

- Each element of our NEOs' compensation for internal consistency.
- Various analyses provided by its independent compensation consultant, including:
  - an assessment of the composition of our peer groups;
  - a competitive pay assessment (comparing NEO compensation to that of executives holding comparable positions at our peer group companies as disclosed in proxy statements and to broad groups of companies in published surveys, and analyzing components of pay compared to those of our peer group companies (e.g., target pay levels, fixed vs. variable, components of long-term equity));
  - an assessment of the special performance-based stock option award granted to Mr. Cavanagh;
  - a financial performance review (comparing our performance relative to our peer group companies with respect to growth in Adjusted EBITDA, Free Cash Flow, revenue and TSR, based on financial data from a third-party source);
  - a compensation sharing analysis (analyzing the actual pay delivered to our NEOs as a percentage of our Adjusted EBITDA and Free Cash Flow as compared to our peer group companies);
  - an incentive compensation design analysis (analyzing various annual bonus and long-term incentive design elements); and
  - an analysis of equity dilution resulting from, and annual usage rates in, our equity-based compensation plans as compared to our peer group companies (i.e., overhang and burn rates).
- After taking into account the analyses above, the CHC Committee evaluated our financial performance, as compared to our peers over time, as it related to our strongly competitive compensation philosophy.
- In addition, the CHC Committee annually reviews the nature and mix of compensation elements, as well as compensation plan design and award terms, to ensure that our compensation program does not include inadvertent incentives for our NEOs to take inappropriate business risks by making decisions that may be in their best interests but not in the best interests of our shareholders. In conducting this review, the CHC Committee also considers specific business risks identified through our ERM process.
- In determining individual compensation, the CHC Committee annually evaluates Mr. Roberts' performance, and Mr. Roberts discusses with the CHC Committee the performance of our other NEOs. The CHC Committee, among other things, assesses each NEO's responsibilities and roles with respect to corporate policy-making, management and contribution to our overall performance, both in terms of financial results and progress on key initiatives, as well as the importance of retaining the NEO. This evaluation helps inform compensation decisions, including those related to base salary, annual equity awards and annual cash bonuses, including any operating or qualitative portions of the bonus. This approach allows our CHC Committee to employ a holistic evaluation process that may include factors both within and outside of management's control, balanced with individual and company performance and shareholder outcomes. See "Compensation Decisions" above for information on NEO performance and decisions made in respect of 2022.

Role of Compensation Consultants

The CHC Committee has directly engaged Korn Ferry as its own independent compensation consultant. In determining 2022 compensation, the CHC Committee directed Korn Ferry to provide it with various compensation analyses as described below; Korn Ferry did not recommend or determine compensation levels or elements, performance targets or compensation plan design.

The CHC Committee assessed Korn Ferry's work as required under SEC rules and concluded that its work for the CHC Committee in 2022 did not raise any conflicts of interest. The CHC Committee reached this determination by reviewing fees paid to Korn Ferry and evaluating its work under applicable SEC and Nasdaq rules on conflicts of interest.

Compensation Consultant Services

Korn Ferry provides research, analysis and input as to the form and amount of executive and director compensation, which generally includes market research utilizing information derived from proxy statements, surveys and its own consulting experience and insight, as well as the provision of other methodological standards and policies in accordance with its established procedures. This research, analysis and input has been provided to both our CHC Committee and to management. The CHC Committee collaborated with Korn Ferry to determine and approve the parameters used to conduct the assessment work, including items such as the composition of peer groups, the relevant market statistical reference points within the data (e.g., median) and the elements of compensation. Korn Ferry did not determine or recommend the form or amount of compensation of our NEOs for 2022.

In 2022, we paid Korn Ferry approximately $455,000 for services related to executive and director compensation and approximately $1,711,000 for leadership, succession, organizational strategy and talent consulting services and executive search services. As part of their job responsibilities, certain of our executive officers participate both in gathering and presenting facts related to compensation and benefits matters as requested by the CHC Committee and in formulating and making recommendations to the CHC Committee in these areas. These executives, together with our employees who work in the compensation area, also conduct research and consult with compensation consultants, legal counsel and other expert sources to keep abreast of developments in these areas. All decisions, however, regarding the compensation of our NEOs are made by the CHC Committee and are reviewed by the Board, following reviews and discussions held in executive sessions.

Use of Competitive Data

While peer group and various compensation survey analyses are considered important and valuable by the CHC Committee, the CHC Committee does not make any determination of, or change to, compensation in reaction to market data alone. Rather, it uses this information as one of several considerations to inform its decision and put it in context in determining compensation levels (and when to change compensation levels).

Peer Group

The CHC Committee, advised by Korn Ferry, reviewed the criteria for selecting members of our peer groups and determined that due to its smaller market capitalization, DISH Network Corporation was no longer a suitable peer company for comparison. In all other respects, the composition of our core peer group for 2022 is unchanged from our 2021 core peer group.

Below are the companies in our core peer group for 2022:

- Alphabet, Inc.
- AT&T Inc.
- Charter Communications, Inc.
- Warner Bros. Discovery, Inc.
- Fox Corp
- Lumen Technologies, Inc.

- Meta Platforms, Inc.
- Netflix, Inc.
- Paramount Global
- T-Mobile US, Inc.
- The Walt Disney Company
- Verizon Communications Inc.

Our peer group analyses indicate that overall, our "pay at risk" practices are generally aligned with peer group practices.

- Comparisons for (i) Mr. Roberts were made to peer chief executive officers for the peer group, (ii) Mr. Cavanagh were made to peer chief financial officers for the peer group, with supplemental comparisons by ordinal rank (i.e., the position in the Summary Compensation Table) due to his promotion to President, and (iii) Messrs. Watson and Shell and Ms. Strong were made by ordinal rank, with supplemental comparisons to peer chief executive officers of the peer group.

- As a supplemental reference point to further inform the CHC Committee, comparisons were made to general industry peer groups with revenues similar in size to our business as a whole and our business units.

- The CHC Committee does not determine an NEO's target compensation solely based on a specific reference point within our peer group; instead, it reviews our peer group analyses, as well as the other analyses discussed in "CHC Committee's Role, Process and Assessments," both to validate our compensation program design and to inform its judgment in determining target compensation.

Other Compensation Policies and Considerations

Executive Stock Ownership Policy

We have a stock ownership policy for members of our senior management, including our NEOs, that is designed to increase our executives' ownership stake in our company and align their interests with those of our shareholders.

	MULTIPLE OF BASE SALARY REQUIRED	COMPLIANCE STATUS AS OF DECEMBER 31, 2022
Brian L. Roberts	10x	In compliance
Michael J. Cavanagh	5x	In compliance
David N. Watson	3x	In compliance
Jeffrey Shell	3x	In compliance
Dana Strong	3x	In compliance

"Ownership" includes (i) stock owned directly or indirectly, (ii) shares credited under our employee stock purchase plan, which must be held for one year from the date credited, and (iii) 60% of deferred vested shares, shares deemed invested in the Company stock fund under our deferred compensation plans and the pre-tax net number of shares deliverable upon the exercise of vested stock options. There is a phase-in period of six years after the year in which an executive first becomes subject to the policy to allow the executive to meet the full stock ownership requirement. If an executive is subject to a phase-in period, we consider them to be in compliance with the policy if they meet the reduced stock ownership requirements over time under such phase-in. In determining compliance, the CHC Committee may consider any noncompliance that occurs solely or primarily from a decline in the market price of our stock. If an executive is not in compliance, he or she is prohibited from selling our stock (unless a hardship exemption is granted).

Policies Regarding Trading Activities and Prohibitions on Hedging and Pledging

Our trading policy prohibits our executive officers, certain other high-level employees and directors from buying or selling any of our securities during specified blackout periods, and, when outside of those blackout periods, they may only buy or sell our securities with prior approval in accordance with internal procedures. This helps ensure that our executive officers and directors will not trade in our securities at a time when they are aware of material, nonpublic information.

Our policies prohibit our executive officers and directors from (i) using any strategies or products (including derivative securities, such as put or call options, or short-selling techniques) to hedge against potential changes in the value of our stock and (ii) holding our stock in margin accounts or pledging our stock as collateral for a loan.

No Automatic Payments in Connection with a Change in Control

We generally do not have any benefits, such as accelerated vesting of equity awards, that are "triggered" automatically as a result of a "change in control" (a "single trigger") or the occurrence of one or more specified events (a "double trigger") that may follow a change in control, such as termination of employment without cause. Instead, we believe it is in the best interests of our company for our Board and CHC Committee, who are subject to fiduciary obligations to act in a manner they believe to be in the best interests of our company and shareholders, to retain the discretion to determine whether it is appropriate to accelerate the vesting of stock options and/or stock units or provide other benefits in connection with a particular change in control transaction.

Mr. Roberts' employment agreement provides that if his employment is terminated following a change in control, that termination will be treated as a termination without cause for the purpose of determining his benefits in those circumstances under his employment agreement. The CHC Committee approved this provision as a fair and reasonable protection for our Chief Executive Officer in the event of a change in control.

Payments in Connection with a Termination of Employment

Payments to our NEOs upon a termination of employment are described under the "Potential Payments upon Termination or Change in Control" table below. These compensation arrangements are contained in each NEO's employment or other agreements and are not a factor in the CHC Committee's determination of current year compensation elements. These arrangements were arrived at as a result of arm's-length negotiations in connection with entering into each such agreement.

Recoupment (or "Clawback") Policy

We have an incentive compensation recoupment (or "clawback") policy providing that, if it is determined by our Board that gross negligence, intentional misconduct or fraud by one of our executive officers or former executive officers caused or partially caused the restatement of all or a portion of our financial statements, the Board, in its sole discretion, may, to the extent permitted by law and our benefit plans, policies and agreements, and to the extent it determines in its sole judgment that it is in our best interests to do so, require repayment of all or a portion of any annual cash bonus, vested stock units (time- or performance-based) or other incentive-based compensation paid to such executive officer or former executive officer (and/or effect the cancellation of unvested stock units) if: (i) the amount or vesting of the incentive-based compensation was calculated based upon, or contingent on, the achievement of financial or operating results that were the subject of or affected by the restatement and (ii) the amount or vesting of the incentive-based compensation would have been less had the financial statements been correct. The CHC Committee reviews this policy from time to time, and in light of the SEC's adoption of Rule 10D-1 under the Exchange Act regarding incentive-based compensation recoupment, has updated it to also require, once effective, the clawback of any incentive compensation in circumstances required by the SEC's final rule, as implemented by Nasdaq listing requirements.

Award Timing

Our current practice is to grant annual equity incentive awards each year on the first business day in March. The value of these annual awards is approved by the CHC Committee at a meeting prior to the grant date. Our off-cycle awards (for new hires, mid-year promotions, etc.) are granted in accordance with pre-established grant date schedules.

Tax and Accounting Considerations

The CHC Committee considers accounting and tax implications of our compensation and benefit programs, including with respect to the tax deductibility of our executive compensation. Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid by public companies to certain executive officers to $1 million. In the exercise of its business judgment and in accordance with its compensation philosophy, the CHC Committee has previously awarded, and continues to have the flexibility to award, compensation that is not tax deductible if it determines that such award is in our shareholders' best interests.

In addition, the Internal Revenue Code limits the amount that companies can deduct for the personal use of Company-provided aircraft to the amount recognized as income by the executives who used the aircraft. In 2022, the total amount of our disallowed tax deduction resulting from the personal use of Company-provided aircraft by our NEOs and any guests was approximately $8 million.

Other Considerations

The CHC Committee is aware that Mr. Roberts is our shareholder with the greatest beneficial voting power. The CHC Committee maintains an objective stance toward Mr. Roberts' compensation. The CHC Committee uses the same methods, tools and processes to determine Mr. Roberts' compensation as it does for our other NEOs.

Compensation and Human Capital Committee Report

We, the members of the CHC Committee of the Board of Directors, have reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation and Human Capital Committee

Edward D. Breen (Chair)
Gerald L. Hassell
David C. Novak

Executive Compensation Tables

Summary Compensation Table

Our NEOs for 2022 are: Mr. Brian L. Roberts, Chairman of the Board and Chief Executive Officer, Mr. Michael J. Cavanagh, Chief Financial Officer during 2022, who is currently our President, and our next three most highly compensated executive officers as of December 31, 2022 (Messrs. David N. Watson and Jeffrey Shell and Ms. Dana Strong).

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	STOCK AWARDS[2] ($)	OPTION AWARDS[3] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	CHANGE IN PENSION VALUE AND EARNINGS ON NONQUALIFIED DEFERRED COMPENSATION[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Brian L. Roberts Chairman of the Board & Chief Executive Officer	2022	2,500,000	13,383,702	8,480,021	7,500,000	0	206,127	32,069,850
	2021	3,249,415	13,512,534	8,475,488	8,625,586	1,832	113,726	33,978,581
	2020	3,439,245	10,585,278	10,600,149	7,738,302	150,134	200,159	32,713,267
Michael J. Cavanagh President & Chief Financial Officer	2022	2,300,000	9,974,568	21,120,030	6,900,000	0	187,124	40,481,722
	2021	2,300,000	10,072,244	6,315,164	8,625,001	0	44,587	27,356,996
	2020	2,388,462	7,039,868	7,050,441	5,374,039	3,335,892	62,088	25,250,790
David N. Watson CEO of Comcast Cable	2022	2,300,000	7,717,837	4,890,035	6,900,000	0	136,534	21,944,406
	2021	2,248,077	6,695,556	4,195,328	8,969,828	565,527	57,625	22,731,941
	2020	2,039,794	4,195,048	4,199,443	5,943,952	3,285,243	25,651	19,689,131
Jeffrey Shell[7] Former CEO of NBCUniversal	2022	2,500,000	6,613,023	4,190,036	7,500,000	0	215,130	21,018,189
	2021	2,500,000	5,481,336	3,438,588	9,975,000	50,907	114,104	21,559,935
	2020	2,614,534	3,744,972	3,750,179	5,882,702	545,769	10,000	16,548,156
Dana Strong[8] CEO of Sky	2022	1,935,537	4,308,703	2,730,043	6,250,000	0	20,400	15,244,683
	2021	2,080,679	3,347,778	2,097,664	8,247,836	23,974	174,091	15,972,022

[1] Salary amounts for 2020 included an extra bi-weekly pay period as compared to 2022 and 2021.

[2] Amounts represent the aggregate grant date fair value of PSUs granted to the NEOs in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"), which do not correspond to the actual values that may be realized by the NEOs or to the values approved by the CHC Committee. PSUs granted in 2022 and 2021 were calculated using a Monte Carlo simulation model, determined based on the probable outcome of the performance condition as of the grant date. The valuation assumptions for the PSUs granted in March 2022 were as follows: a term of 2.84 years, an expected volatility of 28.87%, an expected peer median volatility of 32.35%, a correlation of .7121, a peer median correlation of .6596 and an interest rate of 1.44%. PSUs granted in 2020 were determined by multiplying the Class A common stock closing price on the date of grant by the number of shares subject to the grant, taking into account the probable outcome of the performance conditions as of the date of grant and excluding the effect of estimated forfeitures in accordance with SEC rules. Amounts were also discounted to consider that dividend equivalents that accrue during the vesting period are not paid out until the underlying shares vest. The following are the values of the PSUs granted in 2022 as of their grant date assuming attainment of the maximum level of performance: Mr. Roberts ($33,459,255), Mr. Cavanagh ($24,936,394), Mr. Watson ($19,294,593), Mr. Shell ($16,532,533) and Ms. Strong ($10,771,732). See also "Compensation Discussion and Analysis – Compensation Decisions – Equity-Based Compensation" for the target PSU values that the CHC Committee approved for 2022, which are lower than the amounts required to be reported in this table.

[3] Amounts represent the aggregate grant date fair value of stock options granted to the NEOs in accordance with FASB ASC Topic 718. Under SEC rules, the amounts shown exclude the impact of estimated forfeitures. These amounts, which do not correspond to the actual values that may be realized by the NEOs, were calculated using the Black-Scholes option pricing model, based upon the following valuation assumptions for options granted in March 2022 to our NEOs for their annual option awards: an expected volatility of 24.50%, an expected term to exercise of 5.88 years, an interest rate of 1.62% and a dividend yield of 2.33%. The grant date fair value for the performance stock option granted to Mr. Cavanagh on December 30, 2022 was also calculated using the Black-Scholes option pricing model, adjusted for the award's post-exercise share sale restriction. The following valuation assumptions applied: an expected volatility of 27.75%, an expected term to exercise of 7.54 years, an interest rate of 3.91% and a dividend yield of 3.09%. For more information on the performance stock option, please see ""Equity-Based Incentive Compensation – Special Performance-Based Stock Option" above. For information on valuation assumptions with respect to grants made before 2022, refer to the footnotes in the "Summary Compensation Table" in our definitive proxy statements filed with the SEC in 2020 and 2021. See the "Grants of Plan-Based Awards" table below for additional information on options granted in 2022.

(4) Amounts represent annual performance-based bonuses. See the "Grants of Plan-Based Awards" table below and "Compensation Discussion and Analysis – Compensation Decisions – Annual Cash Bonus" above for additional information on these bonuses and the achievement of specified metrics in 2022.

(5) Amounts represent the dollar value of interest earned on compensation deferred in "income funds" under our deferred compensation plans in excess of 120% of the long-term applicable federal rate. Effective March 2021, NEOs were prohibited from deferring compensation into the income fund and no longer earn interest above the applicable federal rate. See "Nonqualified Deferred Compensation in and as of Fiscal Year-End" below.

(6) Amounts for 2022 include: (a) company contributions to our retirement-investment plan accounts in the amount of $10,000 for each NEO other than Ms. Strong; (b) amounts on account of personal use of Company-provided aircraft (Mr. Roberts, $196,127; Mr. Cavanagh, $177,124; Mr. Watson, $126,534; Mr. Shell, $202,775; and Ms. Strong, $0) and (c) incremental costs related to executive medical benefits (Ms. Strong, $20,400). Where applicable, amounts for Ms. Strong were converted from British pounds sterling to U.S. dollars using the 2022 average of daily spot rates of £1 to $1.2366.

For security and business reasons, Company practices and policy strongly encourage, and in some cases may require, Mr. Roberts to use Company-provided aircraft for business and personal travel. Our other NEOs also have access to Company-provided aircraft for personal travel, as it affords all of our NEOs greater security, allows travel time to be used productively and enables them to be immediately available to respond to business priorities from any location.

Our policy allows an NEO to bring guests, such as family members, on flights on Company-provided aircraft. The NEOs are required to pay us for personal use of Company-provided aircraft in amounts determined by Company policy. The NEOs are imputed income for costs related to use of Company-provided aircraft when required under Internal Revenue Code guidelines. We do not reimburse the NEOs for any taxes incurred as a result of imputed income. In addition, the Internal Revenue Code limits the amount that we can deduct for the personal use of Company-provided aircraft to the amount recognized as income by our executives who use the aircraft; the amounts in the table above do not include our 2022 disallowed tax deduction of $8 million resulting from the personal use of Company-provided aircraft by our NEOs and any guests.

The amounts reflected for each NEO on account of personal use of Company-provided aircraft indicate the extent to which the incremental cost of such use exceeds the amount paid to us by the NEO. The aggregate incremental cost for a personal flight on a charter plane is the cost of the flight as charged to us by the charter company. The aggregate incremental cost for a personal flight taken on a third party-owned plane that is serviced by us includes all variable costs attributable to that flight (including for repositioning flights), such as fuel, trip and allocable maintenance expenses and third-party lease payments. The aggregate incremental cost for a personal flight on a Company plane includes all variable costs for the year, such as fuel, maintenance and other trip expenses, to arrive at a variable cost per hour that we then multiply by the number of hours the NEO used the aircraft for personal travel (including the hours for repositioning flights). These methodologies exclude fixed costs, as these costs do not change based on usage. Ms. Strong also has access to a Company-provided car for personal travel, but she has fully reimbursed the Company for the incremental costs associated with such use.

For all other benefits that would otherwise be considered perquisites, our NEOs are required to pay us in full (and have paid us in full) for such benefits.

(7) Mr. Shell's employment with the Company was terminated with cause in April 2023, and as a result, he forfeited the PSUs and stock options granted in 2022, along with all other unvested equity awards and vested stock options. See "Agreements with Our Named Executive Officers" below for additional information.

(8) Ms. Strong was not an NEO for 2020. For 2022, the amount of Ms. Strong's base salary in British pounds sterling was £1,565,208. The amount of British pounds sterling was converted to U.S. dollars using the 2022 average of daily spot rates of £1 to $1.2366.

Grants of Plan-Based Awards

The table below provides information about equity and non-equity awards granted to our NEOs in 2022 as follows: (1) the grant date for equity awards and the date the grant of such awards was approved by the CHC Committee; (2) the estimated future payouts under non-equity incentive plan awards (columns (a), (b) and (c)); (3) the estimated future payouts under equity incentive plan awards, which consist of PSUs (columns (d), (e) and (f)); (4) option awards, which consist of the number of shares underlying stock options (column (g)); (5) the exercise price of the stock option awards, which reflects the closing price of our Class A common stock on the date of grant (column (h)); and (6) the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 (column (i)).

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] ($)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[3] (g)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($) (h)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($) (i)
			THRESHOLD (a)	TARGET (b)	MAXIMUM (c)	THRESHOLD (d)	TARGET (e)	MAXIMUM (f)			
Brian L. Roberts	—		1,050,000	7,500,000	13,875,000						
	3/1/2022	2/22/2022				51,412	274,200	685,500			13,383,702
	3/1/2022	2/22/2022							962,545	46.39	8,480,021
Michael J. Cavanagh	—		966,000	6,900,000	12,765,000						
	3/1/2022	2/22/2022				38,316	204,355	510,887			9,974,568
	3/1/2022	2/22/2022							717,370	46.39	6,320,030
	12/30/2022	12/19/2022				1,000,000	2,000,000	4,000,000		34.97	14,800,000

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] ($) THRESHOLD (a)	TARGET (b)	MAXIMUM (c)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] THRESHOLD (d)	TARGET (e)	MAXIMUM (f)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[3] (g)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($) (h)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($) (i)
David N. Watson	—		966,000	6,900,000	12,765,000						
	3/1/2022	2/22/2022				29,647	158,120	395,300			7,717,837
	3/1/2022	2/22/2022							555,055	46.39	4,890,035
Jeffrey Shell[5]	—		1,050,000	7,500,000	13,875,000						
	3/1/2022	2/22/2022				25,403	135,485	338,712			6,613,023
	3/1/2022	2/22/2022							475,600	46.39	4,190,036
Dana Strong[6]	—		875,000	6,250,000	11,562,500						
	3/1/2022	2/22/2022				16,551	88,275	220,687			4,308,703
	3/1/2022	2/22/2022							309,880	46.39	2,730,043

[1] Represents annual performance-based bonus awards granted under our cash bonus plans. The actual amounts earned with respect to these bonuses are included in the "Summary Compensation Table" above under the "Non-Equity Incentive Plan Compensation" column.

[2] The amounts in columns (d) through (f) represent shares of Class A common stock underlying PSUs granted under our 2002 Restricted Stock Plan, other than the December 30, 2022 grant to Mr. Cavanagh, which represents a Performance Option granted under our 2003 Stock Option Plan. PSUs cliff vest 100% on the third anniversary of the grant date. PSUs will be earned based on achievement of two primary performance metrics over a three-year period beginning in 2022, each weighted 50%: (i) ROIC, calculated based on our ROIC for each year during the three-year performance period and averaged at the end of such period to yield an average ROIC for the cumulative three-year period; and (ii) Relative Adjusted EPS Growth, calculated at the end of the cumulative three-year performance period based on the percentile ranking of our Adjusted EPS compound average annual growth rate during the performance period relative to that of the companies comprising the S&P 100 Index. The actual number of PSUs earned will be based on (x) the three-year average ROIC measured against a pre-established target approved by the CHC Committee in February 2022, with achievement level payouts ranging from 50% for threshold performance to 200% for maximum performance (with 100% as the target and linear interpolation between specified achievement levels) and (y) Relative Adjusted EPS Growth over the three-year period, with payouts ranging from 50% for performance at the 25th percentile to 200% for performance at or above the 75th percentile, and setting the target payout for performance at the median. For both metrics, payouts are zero for performance below the threshold.

After calculating the ROIC and Relative Adjusted EPS Growth components, the Relative TSR Modifier is applied, which is based on the percentile ranking of our TSR during such period relative to that of the companies comprising the S&P 100 Index, as modified to account for changes in the index companies such as due to merger and acquisition activity. TSR will be determined based on the average stock price of each company for the 20 trading days prior to each of the first and last day of the performance period and will be calculated assuming the reinvestment of dividends. The actual number of PSUs earned will be determined after multiplying the payout levels for the two primary performance metrics by 25% for top quartile TSR performance or (25)% for bottom quartile performance, with performance in between straight-line interpolated. If our absolute TSR over the performance period is negative, then, irrespective of our TSR percentile ranking, no positive adjustment will be made to the payouts under the ROIC and Relative Adjusted EPS Growth components. See "Compensation Discussion and Analysis – Design and Structure of Executive Compensation – Equity-Based Incentive Compensation" above for additional information. Dividend equivalents accrue on shares underlying PSUs, although the amounts will only be paid (without interest) if and when the shares underlying PSUs vest.

The Performance Option will cliff vest on February 1, 2028. The performance-based component of the Performance Option will be earned based on the attainment of specified metrics relating to annual growth in FCF per Share averaged over the five-year performance period. The actual number of Performance Options earned will be based on the five-year average measured against a pre-established target approved by the CHC Committee. Any shares acquired on the exercise of the Performance Option are subject to a holding period, and cannot be sold until on or after December 29, 2032, the expiration date of the Performance Option. See "Compensation Discussion and Analysis – Design and Structure of Executive Compensation – Equity-Based Incentive Compensation – Special Performance-Based Stock Option Award" above for additional information.

[3] The amounts in this column represent shares of our Class A common stock underlying stock options granted under our 2003 Stock Option Plan. Options become exercisable as follows: 20% of the shares become exercisable on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

[4] The amounts in this column represent the grant date fair value of PSUs and stock options computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the NEOs. The grant date fair value of PSUs was determined as described in footnote (2) to the "Summary Compensation Table." Amounts with respect to stock options were calculated using the Black-Scholes option pricing model, based upon the assumptions set forth in footnote (3) to the "Summary Compensation Table."

[5] All unvested PSUs and vested and unvested stock options were forfeited and canceled upon Mr. Shell's termination of employment in April 2023.

[6] For 2022, Ms. Strong's bonus was determined with reference to a U.S. dollar equivalent salary. It was paid in British pounds sterling using a daily spot rate of £1 to $1.2103.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and stock awards by our NEOs as of December 31, 2022. This table includes unexercised vested and unvested options to purchase shares of Class A common stock (columns (a), (b), (c) and (d)), unvested RSUs with respect to shares of Class A common stock (columns (e) and (f)) and unvested PSUs with respect to shares of Class A common stock (columns (g) and (h)). The vesting schedules for these grants are disclosed in the footnotes to this table. The market value of stock awards is based on the closing market price of a share of our Class A common stock as of December 30, 2022, or $34.97.

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[2] (b)	OPTION EXERCISE PRICE ($) (c)	OPTION EXPIRATION DATE (d)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3][4] (e)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (f)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[3][4] (g)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (h)
Brian L. Roberts							1,653,423	57,820,202
	1,212,000	—	20.610	03/21/2023				
	868,500	96,500	25.000	03/20/2024				
	771,460	136,140	29.725	03/19/2025				
	747,840	186,960	29.880	03/17/2026				
	576,600	192,200	37.460	03/16/2027				
	449,040	299,360	35.830	03/15/2028				
	304,380	372,020	40.470	03/14/2029				
	486,990	1,136,310	42.520	03/01/2030				
	—	879,200	54.450	02/28/2031				
	—	962,545	46.390	02/29/2032				
Michael J. Cavanagh							1,261,936	44,129,902
	607,716 [1]	107,244	28.320	05/14/2025				
	559,360 [1]	139,840	29.880	03/17/2026				
	431,025 [1]	143,675	37.460	03/16/2027				
	335,820 [1]	223,880	35.830	03/15/2028				
	270,225	330,275	40.470	03/14/2029				
	323,910	755,790	42.520	03/01/2030				
	—	655,100	54.450	02/28/2031				
	—	717,370	46.390	02/29/2032				
	—	4,000,000	34.970	12/29/2032				

| | OPTION AWARDS | | | | STOCK AWARDS | | | |
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[2] (b)	OPTION EXERCISE PRICE ($) (c)	OPTION EXPIRATION DATE (d)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3][4] (e)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (f)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[3][4] (g)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (h)
David N. Watson							864,856	30,244,014
	213,900	—	20.610	03/21/2023				
	203,040	22,560	25.000	03/20/2024				
	180,540	31,860	29.725	03/19/2025				
	151,380	43,720	29.880	03/17/2026				
	134,625	44,875	37.460	03/16/2027				
	230,640	153,760	35.830	03/15/2028				
	184,950	226,050	40.470	03/14/2029				
	192,930	450,170	42.520	03/01/2030				
	—	435,200	54.450	02/28/2031				
	—	555,055	46.390	02/29/2032				
Jeffrey Shell[5]					93,731	3,277,773	652,886	22,831,423
	136,368	166,672	44.090	12/19/2029				
	172,290	402,010	42.520	03/01/2030				
	—	356,700	54.450	02/28/2031				
	—	475,600	46.390	02/29/2032				
Dana Strong					63,979	2,237,346	365,437	12,779,332
	73,056	97,408	31.810	04/26/2028				
	85,275	104,225	40.470	03/14/2029				
	68,880	160,720	42.520	03/01/2030				
	—	217,600	54.450	02/28/2031				
	—	309,880	46.390	02/29/2032				

[1] Mr. Cavanagh assigned to a family trust a portion of his vested stock options as follows: representing 321,732 shares from the stock options expiring on May 14, 2025; representing 419,520 shares from the stock options expiring on March 17, 2026; representing 258,615 shares from the stock options expiring on March 16, 2027 and representing 167,910 shares from the stock options expiring on March 15, 2028.

[2] The expiration date occurs one day prior to the tenth anniversary of the grant date. Stock options that expire on or prior to March 1, 2030 have the following vesting schedule: 30%, 15%, 15%, 15%, 5%, 5%, 5%, 5% and 5% on the second, third, fourth, fifth, sixth, seventh, eighth, ninth, and nine and a half anniversaries of the grant date, respectively. Stock options that expire on February 28, 2031 have the following vesting schedule: 40%, 20%, 20% and 20% on the second, third, fourth and fifth anniversaries of the grant date, respectively. Stock options that expire on February 29, 2032 have the following vesting schedule: 20% on each of the first, second, third, fourth and fifth anniversaries of the grant date. The Performance Option granted to Mr. Cavanagh on December 30, 2022 vests in full on February 1, 2028.

[3] Our equity awards contain provisions for continued vesting upon certain employees attaining retirement eligible status. This table does not reflect accelerated vesting resulting from the attainment of retirement eligible status. See "Potential Payments upon Termination or Change in Control" for additional information.

(4) The number of shares underlying each outstanding stock unit[a] for the NEOs that remain subject to vesting are as follows:

GRANT DATE	BRIAN L. ROBERTS	MICHAEL J. CAVANAGH	DAVID N. WATSON	JEFFREY SHELL	DANA STRONG
03/01/2018	—	—	—	27,368	—
03/16/2018	74,650[b]	55,800[b]	38,400[b]	—	—
04/27/2018	—	—	—	—	18,864
03/01/2019	—	—	—	35,167	—
03/15/2019	90,887[b]	114,675[b]	55,206[b]	—	20,405
12/20/2019	—	—	—	31,196	—
03/02/2020	218,136[b]	145,074[b]	86,450[b]	77,174[b]	24,710
03/01/2021	584,250[c]	435,500[c]	289,500[c]	237,000[c]	144,750[c]
03/01/2022	685,500[d]	510,887[d]	395,300[d]	338,712[d]	220,687[d]

[a] Except as otherwise described in footnotes below, all stock units granted as of the respective grant date had the following vesting schedule: 15%, 15%, 15%, 15% and 40% on the 13-month, second, third, fourth and fifth anniversaries of the grant date, respectively, with Mr. Shell's first vesting date for his 2018 and 2019 grants being twelve months after the grant date.

[b] Reflects the number of shares underlying PSUs that, as of December 31, 2022, had been achieved following attainment of the performance condition, which resulted in all remaining tranches vesting at the maximum of 125% of the award.

[c] Reflects the number of shares underlying PSUs that, as of December 31, 2022, may be achieved assuming maximum attainment of the performance condition, which would result in 250% vesting of the award. The CHC Committee will certify actual performance achievement of the PSUs in early 2024. The PSUs vest 100% on the three-year anniversary of the date of grant.

[d] Reflects the number of shares underlying PSUs that, as of December 31, 2022, may be achieved assuming maximum attainment of the performance condition, which would result in 250% vesting of the award. The CHC Committee will certify actual performance achievement of the PSUs in early 2025. The PSUs vest 100% on the three-year anniversary of the date of grant.

(5) All unvested equity awards and vested stock options were forfeited and canceled upon Mr. Shell's termination of employment in April 2023.

Option Exercises and Stock Vested

The following table provides information, for each of our NEOs, on the number of options exercised and the value realized upon such exercise, and the number of shares of Class A common stock resulting from the vesting of stock awards and the value realized before payment of any applicable withholding tax during 2022.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING ($)
Brian L. Roberts	—	—	170,923[1]	7,909,529
Michael J. Cavanagh	—	—	136,687	6,315,473
David N. Watson	169,000	5,212,805	95,001	4,433,067
Jeffrey Shell	—	—	71,507	3,215,119
Dana Strong	—	—	42,502	1,807,006

(1) Mr. Roberts deferred the receipt of shares relating to 23,143, 26,136 and 66,665 PSUs that vested on March 15, 2022, March 16, 2022 and March 17, 2022, respectively. The value of the stock units realized on vesting is based on the value of a share of Class A common stock on the vesting date, regardless of whether the receipt of the shares underlying the PSUs had been deferred. The actual value of the stock units realized upon settlement may be different than the value reflected in this table. The value realized on vesting also is reflected in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation in and as of Fiscal Year-End" table immediately below.

Nonqualified Deferred Compensation in and as of Fiscal Year-End

The table below provides information on the nonqualified deferred compensation of our NEOs in and as of the end of 2022.[1]

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY[2] ($)	AGGREGATE EARNINGS IN LAST FY ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE[2] ($)
Brian L. Roberts	5,360,789[1]	(28,649,903)	(1,096,593)	115,004,649
Michael J. Cavanagh	—	(5,201,796)	(11,128,326)	54,338,498
David N. Watson	—	(896,066)	(25,679,551)	12,748,779
Jeffrey Shell	—	(1,103,043)	(4,122,284)	2,824,107
Dana Strong	2,771,961	(824,275)	—	5,160,668

[1] Amounts in this table have been deferred under our deferred compensation plans, except for deferrals of stock units with respect to shares of Class A common stock under our restricted stock plan. Eligible employees and directors may participate in these plans. Amounts credited to an NEO's account are invested notionally in a third-party mutual or exchange fund or our company's common stock fund.

Under our restricted stock plan, eligible employees may defer the receipt of shares that may, subject to an award of stock units, vest in the future. Upon vesting, deferred stock units are invested in our company stock fund. An employee who has elected to defer stock units may also make a "diversification election" of the shares subject to such stock units to have the value of such stock units transferred to our deferred compensation plans. Pursuant to our restricted stock plan, Mr. Roberts deferred the settlement of 23,143 PSUs, 26,136 PSUs and 66,665 PSUs that vested on March 15, 2022, March 16, 2022 and March 17, 2022, respectively.

The amounts shown in the "Executive Contributions in Last FY" column reflect the aggregate value of (i) stock units that were deferred in 2022 as of their respective vesting dates and (ii) amounts deemed invested in third-party mutual or exchange funds under our deferred compensation plans; the amounts shown in the "Aggregate Earnings in Last FY" column reflect the value of any aggregate gain or loss in 2022. During 2022, (i) the annual rates of return under the third-party mutual or exchange funds were as follows: -12.05%, -13.00%, -18.13%, -39.58%, -1.64%, -18.12%, -23.24%, -15.74%, -15.76 and 1.54%, and (ii) the annual rate of return under our company stock fund was -28.69%. No amounts represent interest earned in excess of 120% of the long-term applicable federal rate.

[2] These amounts (other than amounts related to deferrals of PSUs) are reported as compensation in the "Summary Compensation Table" above under the columns "Salary" and "Non-Equity Incentive Plan Compensation." All amounts contributed in prior years under our deferred compensation plans have been reported in the Summary Compensation Table in previously filed proxy statements in the year earned to the extent an individual was an NEO for purposes of the SEC's executive compensation disclosure. The grant date fair value of stock units deferred under our restricted stock plan has been reported in the year granted in the Summary Compensation Table in previously filed proxy statements. Fiscal year-end balances for each fund include net transfers between funds that occurred during the year.

Agreements with Our Named Executive Officers

Each of our active NEOs has an employment agreement with us. Mr. Roberts' agreement was effective as of August 1, 2017 and provides for an initial term of employment through July 31, 2020, which term will be extended automatically by one additional day for each day that elapses after August 1, 2017 (so that the term of the agreement will always be three years), unless otherwise terminated by either party in accordance with the employment agreement. Mr. Cavanagh's agreement was entered into on December 28, 2022 and secures his employment through December 31, 2027. Mr. Watson's agreement was entered into on October 25, 2022 and secures his employment through December 31, 2025. Ms. Strong's agreement was entered into on January 1, 2021 and secures her employment through December 31, 2025.

Each of the employment agreements provides for a base salary either as specified in the agreement or otherwise then in effect. An NEO's salary may not be reduced, except under an overall plan to reduce the salary on a basis consistent with other senior executives at their respective levels. The NEOs also are eligible to receive an annual performance bonus, payable in cash, of a percentage of their respective base salaries for the applicable year. Each NEO's target bonus opportunity may not be less than 300% of their respective base salaries if all performance targets are achieved. Our NEOs are also entitled to receive certain severance benefits under their respective agreements in the event of a qualifying termination of employment as described under the "Potential Payments upon Termination or Change in Control" table below.

Under the agreements, each NEO has agreed not to compete with us during their employment and, in the event their employment terminates other than by us without cause or by them with good reason, for one year after termination of their employment.

Each of our NEOs has agreed not to solicit our employees or customers for one year after termination of their employment and is subject to confidentiality covenants. Each has agreed to maintain the confidentiality of our information and not to use such information, except for our benefit, at all times during and after their employment with us.

As previously disclosed, Mr. Shell's employment was terminated with cause on April 23, 2023. As a result, he did not receive any supplemental payments or benefits in connection with his termination. He will receive only his accrued but unpaid base salary and vacation time, vested employee benefits and reimbursement for any unreimbursed business expenses in accordance with his employment agreement. Upon his termination, all unvested PSUs and RSUs and all vested and unvested stock options, which had an estimated fair value of $43.3 million as of the termination date, were forfeited and canceled.

Potential Payments upon Termination or Change in Control

The table below describes the payments and benefits to which each of our active NEOs would have been entitled (i) had their employment terminated on December 31, 2022 (a) by us without cause or by them with good reason, (b) because of their death, (c) due to their disability or (d) upon their retirement or (ii) upon a change in control. In addition to the specific payments and benefits described below for each NEO, our NEOs also would have been entitled to receive any benefits due under the terms of our benefit plans and programs, including our deferred compensation plans described in further detail in the "Nonqualified Deferred Compensation in and as of Fiscal Year-End" table above. All amounts are estimates only, and actual amounts will vary depending upon the facts and circumstances applicable at the time of the triggering event.

NAME	BASE SALARY CONTINUATION ($)	ANNUAL CASH BONUS CONTINUATION ($)	ACCRUED ANNUAL CASH BONUS ($)	ACCELERATION/ CONTINUED VESTING & EXERCISABILITY OF UNVESTED STOCK OPTIONS[1] ($)	ACCELERATION/ CONTINUED VESTING OF UNVESTED STOCK UNITS[1] ($)	HEALTH BENEFIT CONTINUATION ($)	TOTAL ($)
Brian L. Roberts							
Without Cause/ With Good Reason[2]	7,500,000	22,500,000	7,500,000	2,627,786	31,178,308	35,342	71,341,436
Death[3]	—	—	7,500,000	2,627,786	31,178,308	200,273	41,506,367
Disability[4]	7,500,000	22,500,000	7,500,000	2,627,786	31,178,308	—	71,306,094
Retirement[5]	—	—	—	2,627,786	31,178,308	—	33,806,094
Change in Control[6]	—	—	—	—	—	—	—
Michael J. Cavanagh							
Without Cause/ With Good Reason[7]	4,600,000	6,900,000	6,900,000	891,119	4,132,125	22,723	23,445,967
Death/Disability[8]	575,000	—	6,900,000	1,424,958	24,272,817	—	33,172,775
Retirement[5]	—	—	—	—	—	—	—
Change in Control[6]	—	—	—	—	—	—	—
David N. Watson							
Without Cause/ With Good Reason[7]	4,600,000	6,900,000	6,900,000	614,564	15,875,541	17,671	34,907,776
Death/Disability[8]	575,000	—	6,900,000	614,564	15,875,541	—	23,965,105
Retirement[5]	—	—	—	614,564	15,875,541	—	16,490,105
Change in Control[6]	—	—	—	—	—	—	—
Dana Strong							
Without Cause/ With Good Reason[7]	3,902,042	5,853,063	5,806,610	115,428	1,039,448	65,344	16,781,935
Death/Disability[8]	487,755	—	5,806,610	307,809	7,349,085	—	13,951,259
Retirement[5]	—	—	—	—	—	—	—
Change in Control[6]	—	—	—	—	—	—	—

(1) Based on the closing market price of a share of our Class A common stock as of December 30, 2022 ($34.97), minus, in the case of stock options, the exercise price. PSUs and the Performance Option granted to Mr. Cavanagh are based on the target vesting.

(2) Mr. Roberts' termination without cause or with good reason would entitle him to (i) payment of his base salary on a monthly basis for three years after the termination date, (ii) payment of his annual cash bonus (appropriately prorated for partial calendar years), assuming full achievement of performance goals, on an annual basis for three years and (iii) vesting of his unvested stock options and stock units in accordance with their terms as if his employment had continued. Mr. Roberts' receipt of the payments and benefits is subject to his execution of our standard agreement containing certain mutual releases. Mr. Roberts is also entitled to receive a prorated annual cash bonus for the year of his termination, assuming full achievement of the performance goals, and to continued health and welfare benefits for three years after the termination date.

(3) Upon Mr. Roberts' death, his unvested stock options and stock units will vest in full and his options will remain exercisable for the remainder of their terms. His spouse or his or her estate will receive payment of his annual cash bonus, prorated to reflect the number of days he was employed during the year of his death (assuming full achievement of the performance goals), and his spouse will receive health and welfare benefits during her lifetime.

(4) If Mr. Roberts' employment is terminated by reason of his disability, we must continue to pay his base salary on a monthly basis for three years, his annual cash bonus (appropriately prorated for partial calendar years), assuming full achievement of performance goals, on an annual basis for three years, and his unvested stock options and stock units will vest in full and his options will remain exercisable for the remainder of their term. In the event of Mr. Roberts' death prior to the end of such three-year period, no remaining payments will be made. Mr. Roberts is also entitled to receive a prorated annual cash bonus for the year of his termination, assuming full achievement of the performance goals.

(5) Certain senior executives, including our NEOs, are entitled to continued vesting on retirement. For stock option awards granted before 2021, NEOs who reach the age of 62 are entitled to the continued vesting and exercisability of options following termination for (a) 36 and 39 months, respectively, with 10 years of service, (b) 60 and 63 months, respectively, with 15 years of service and (c) 114 and 117 months, respectively, with 20 years of service, provided that no option will be exercisable after the 10th anniversary of the date of grant. For stock units granted before 2021, NEOs who reach the age of 62 are entitled to the continued vesting of stock units following termination for (x) 36 months with 10 years of service, (y) 48 months with 15 years of service and (z) 60 months with 20 years of service. For stock option and stock unit awards granted in 2021 and 2022, NEOs qualify for continued vesting on retirement when the sum of the NEO's age and completed years of service equals or exceeds 70 (provided that the NEO has reached age 62 and completed 5 years of service).

(6) None of our NEOs' employment agreements provides for the automatic accelerated vesting of equity awards in connection with a change in control (a "single trigger"), and none of our NEOs' employment agreements, other than Mr. Roberts', provides for the automatic accelerated vesting of equity awards upon the occurrence of one or more specified events that may follow a change in control, such as a termination of employment (a "double trigger"). Under Mr. Roberts' employment agreement, if we were to terminate Mr. Roberts' employment following a change in control transaction, it would be treated as a termination without cause and he would be entitled to the same amounts set forth in the "Without Cause/With Good Reason" category, as described in footnote (2) to this table.

(7) If we terminate such executive's employment without cause or the executive terminates with good reason, they will receive their then-current base salary for a period of 24 months, and they are entitled to receive continued health benefits for a period of 18 months. If the executive becomes reemployed, these payments will be reduced by the amount of any compensation earned or received by the executive in respect of such period and we will stop providing health and welfare benefits. Such executive will receive the full (non-prorated) amount of the current year's annual cash bonus (assuming full achievement of performance goals) and the following year's target annual cash bonus (prorated for time employed during the year of termination and assuming full achievement of performance goals). Stock options and stock units will continue to vest in accordance with their respective terms for 12 months following termination, and vested stock options will remain exercisable for a period equal to the lesser of 15 months or the end of the stock options' term. Mr. Roberts and Mr. Watson, who are over the age of 62, are entitled to receive retirement-related compensation as set forth in footnote (5) to this table. The executives' receipt of the payments and benefits described above are subject to execution of our standard agreement containing certain mutual releases.

(8) If such executive's employment terminates due to his death or disability, the executive or his or her estate will receive three months of base salary and payment of annual cash bonus, prorated for time employed during the year of such termination (assuming full achievement of performance goals), and stock options and stock units will fully vest, with stock options remaining exercisable for the remainder of their terms.

Equity Compensation Plan Information

The following table summarizes our equity plan information as of December 31, 2022.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1] (a)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[2] ($) (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS EXCLUDING SECURITIES REFLECTED IN COLUMN (A)[3] (c)
Equity compensation plans approved by security holders	287,064,415	41.84	422,531,734
Equity compensation plans not approved by security holders	—		—
Total	287,064,415		422,531,734

[1] Includes shares of Class A common stock under the following plans: 2003 Stock Option Plan, 2002 Restricted Stock Plan (under which RSUs and PSUs have been granted), Comcast Corporation 2002 Employee Stock Purchase Plan ("2002 ESPP"), Comcast-NBCUniversal 2011 Employee Stock Purchase Plan ("2011 ESPP") and 2019 Omnibus Sharesave Plan. Also includes our 2002 and 2005 Deferred Compensation Plans (under which shares of Class A common stock have been credited to participants' accounts).

[2] The weighted-average exercise price only reflects stock options under our 2003 Stock Option Plan.

[3] The number of shares available for issuance includes the following number of shares of Class A common stock: 344,711,367 shares available for issuance under the 2003 Stock Option Plan; 57,102,791 shares available for issuance under the 2002 Restricted Stock Plan; 3,821,758 shares available for issuance under the 2019 Omnibus Sharesave Plan; 1,442,180 shares that were issued in connection with the fourth quarter 2022 purchase period under the 2002 ESPP and 7,161,803 shares available for issuance under the 2002 ESPP; and 404,502 shares that were issued in connection with the fourth quarter 2022 purchase period under the 2011 ESPP and 7,887,333 shares available for issuance under the 2011 ESPP. We are requesting that shareholders vote in favor of adopting the Comcast Corporation 2023 Omnibus Equity Incentive Plan and if that plan is approved, we will not issue the remaining available shares under the 2003 Stock Option Plan and the 2002 Restricted Stock Plan (see "Proposal 3: Approval of Comcast Corporation 2023 Omnibus Equity Incentive Plan" for additional details). We are also requesting that shareholders vote in favor of amending the 2002 ESPP which would increase the number of available shares (see Proposal 4: Approval of Amended and Restated Comcast Corporation 2002 Employee Stock Purchase Plan" for additional details).

CEO Pay Ratio

We are required under SEC rules to provide a pay ratio comparing Mr. Roberts' 2022 compensation to our median employee's 2022 compensation (excluding Mr. Roberts). To identify the median employee, we engaged an unaffiliated third-party advisory services firm to conduct a statistical sampling of approximately 193,411 full-time, part-time, seasonal and temporary employees as of December 31, 2022 (which included approximately 56,014 non-U.S. employees) based on comparisons of base wages.

All of our part-time, seasonal and temporary employees as of December 31, 2022, including in our theme park and entertainment production businesses, were required to be taken into account for purposes of identifying our median employee under SEC rules. SEC rules do not permit us to annualize the compensation paid to these workers as if they were full-time employees, which has the effect of reducing the level of our median employee's total compensation relative to what it would have been had the rules permitted us to annualize compensation across our entire workforce or to use only full-time U.S. employees. As a result, the impact of this rule may be different for us than some companies in our peer groups given the composition of our workforce across our uniquely diversified company, and year-over-year comparisons may not be meaningful. We believe putting into context how our median employee was identified highlights why that employee's compensation and the resulting pay ratio, and year-over-year changes thereto, should not be compared on an "apples-to-apples" basis.

We have estimated that our pay ratio for 2022 is 385 to 1, calculated by dividing Mr. Roberts' 2022 total compensation set forth in the Summary Compensation Table, adjusted as described below ($32,084,174), by $83,399, which represents the annual total compensation of our median employee. Our median employee's annual total compensation was determined using the same methodology we used to determine the annual total compensation of our NEOs, which, along with Mr. Roberts' compensation, was then adjusted to include the cost to the Company of specified employee benefits provided on a non-discriminatory basis, including group health and welfare benefits and the value of courtesy cable services.

As permitted under SEC rules, we adjusted our total employee population for purposes of identifying our median employee by excluding approximately 1.9% of our employee population as follows (all amounts are approximate): 36 in Brazil; 85 in Canada; 2,701 in India; 890 in Ireland; 239 in Mexico; and 4 in Russia.

Pay Versus Performance

The table below provides information on the compensation for our CEO and the average compensation for our other NEOs, both as reported in the Summary Compensation Table and with certain adjustments to reflect the compensation "actually paid" to such individuals, as defined under SEC rules, for each of 2022, 2021 and 2020. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group, Net Income and Adjusted EBITDA.

					VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:			
YEAR (a)	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[(1)] ($) (b)	COMPENSATION ACTUALLY PAID TO PEO[(2)] ($) (c)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS[(1)] ($) (d)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS[(2)] ($) (e)	TOTAL SHAREHOLDER RETURN[(3)(5)] ($) (f)	PEER GROUP TOTAL SHAREHOLDER RETURN[(3)(5)] ($) (g)	NET INCOME ($ IN BILLIONS)[(4)(5)] (h)	ADJUSTED EBITDA* ($ IN BILLIONS)[(5)(6)] (i)
2022	32,069,850	(4,091,854)	24,672,250	10,501,980	83.09	81.70	4.9	36.5
2021	33,978,581	31,854,876	21,905,224	20,790,358	116.51	103.82	13.8	34.7
2020	32,713,267	54,701,549	17,695,036	26,502,693	119.16	111.54	10.7	30.8

* Reconciliations of non-GAAP financial metrics to GAAP are set forth in Appendix A.

(1) Compensation for our PEO, Mr. Roberts, reflects the amounts reported in the "Summary Compensation Table" for the respective years. Average compensation for non-PEO NEOs in 2022 and 2021 is for Messrs. Cavanagh, Shell and Watson and Ms. Strong, and for 2020 includes Mr. Reid but not Ms. Strong.

(2) Compensation "actually paid" for the PEO and average compensation "actually paid" for our non-PEO NEOs in 2022, 2021 and 2020 reflects the respective amounts set forth (b) and (d) in the above table, adjusted in the table below, as determined in accordance with SEC rules. For awards that remain unvested or unexercised as of the end of the year, the ultimate value that will be realized upon vesting or upon exercise may be more or less than the current fair value below. See the "Option Exercises and Stock Vested" table on page 59 for the value of any such amounts received in 2022.

	LESS STOCK/ OPTION AWARD VALUE REPORTED IN SUMMARY COMPENSATION TABLE FOR THE COVERED YEAR ($)	*PLUS* FAIR VALUE FOR UNVESTED AWARDS GRANTED IN THE COVERED YEAR ($)	CHANGE IN FAIR VALUE OF OUTSTANDING UNVESTED AWARDS FROM PRIOR YEARS ($)	CHANGE IN FAIR VALUE OF AWARDS FROM PRIOR YEARS THAT VESTED IN THE COVERED YEAR ($)	*LESS* FAIR VALUE OF AWARDS FORFEITED DURING THE COVERED YEAR ($)	NET ADJUSTMENT ($)
PEO 2022	(21,863,723)	22,285,379	(31,633,629)	(4,949,732)	—	(36,161,704)
PEO 2021	(21,988,022)	21,524,528	(5,141,104)	3,480,893	—	(2,123,705)
PEO 2020	(21,185,427)	33,698,156	17,130,816	(7,655,263)	—	21,988,282
Non-PEO NEOs 2022	(15,386,069)	15,604,969	(12,701,844)	(1,687,326)	—	(14,170,270)
Non-PEO NEOs 2021	(10,410,915)	10,191,675	(1,844,037)	948,410	—	(1,114,866)
Non-PEO NEOs 2020	(8,619,244)	13,815,414	5,498,177	(1,886,689)	—	8,807,657

Fair values are calculated in accordance with FASB ASC Topic 718 as of the end of the respective fiscal year, other than awards that vest in the covered year, which are valued as of the applicable vesting dates. Stock option fair values were calculated using the Black-Scholes option pricing model, determined based on the same methodology as used to determine grant date fair values but using the common stock closing price on the applicable revaluation date, and in all cases based on volatility, term to exercise, dividend yields and interest rates determined as of the revaluation date. For PSUs and RSUs granted prior to 2021, the fair values were determined by multiplying the Class A common stock closing price on the valuation date by the number of outstanding shares, adjusted for dividends accrued, and, for PSUs as defined in the Glossary to FASB ASC Topic 718, taking into account the probable outcome of the PSUs' performance conditions as of the valuation date. For PSUs granted in 2021 and 2022, fair values were calculated using a Monte Carlo simulation model, as of the applicable year-end revaluation date(s).

No awards were granted and vested within the same year in any period covered by the table above, and no dividends, dividend equivalents or other earnings are paid on equity awards prior to their vesting dates.

(3) TSR is cumulative for the measurement period beginning on December 31, 2019 and ending on December 31 of each of 2022, 2021 and 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The composition of the peer group (the "TSR Peer Group") is the "Peer Group Index" set forth in the Stock Performance Graph of the Company's Annual Reports on Form 10-K for the years ended December 31, 2022, 2021 and 2020.

(4) Reflects "Net Income" in the Company's Consolidated Statement of Income included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2022, 2021 and 2020.

(5) The following table describes the relationship between company financial performance measures included in the Pay Versus Performance Table and the compensation "actually paid" to our NEOs, as reported in that table for the covered period, and the relationship between the Company's cumulative TSR and the cumulative TSR of the TSR Peer Group over the covered period.

PERFORMANCE MEASURE	2022 ($)	2021 ($)	2020 ($)	2021-22 YOY CHANGE	2020-21 YOY CHANGE
Compensation "Actually Paid" to PEO	(4,091,854)	31,854,876	54,701,549	(113)%	(42)%
Average Compensation "Actually Paid" to non-PEOs	10,501,980	20,790,358	26,502,693	(49)%	(22)%
Adjusted EBITDA* (in billions)	36.5	34.7	30.8	5%	13%
Net Income (in billions)	4.9	13.8	10.7	(64)%	29%
Company's Cumulative TSR	83.09	116.51	119.16	(29)%	(2)%
Peer Group Cumulative TSR	81.70	103.82	111.54	(21)%	(7)%

* Reconciliations of non-GAAP financial metrics to GAAP are set forth in Appendix A.

For a discussion of the impact of Adjusted EBITDA on the amounts of the 2022 annual cash bonus received by our NEOs, please refer to "Compensation Decisions – Annual Cash Bonus" above on page 44 (and with respect to 2020 and 2021, please refer to pages 37-40 of our 2021 proxy statement and pages 35-39 of our 2022 proxy statement, respectively, for similar discussions).

Net Income is not used in the design of our executive compensation program. As a result, it does not directly impact the amount of compensation "actually paid" to our NEOs.

TSR, which can be affected by external factors such as economic and market conditions beyond our NEOs' control, impacts the amount of equity compensation "actually paid" to our NEOs. Because a significant portion of the compensation "actually paid" to our NEOs is in the form of PSUs that vest over three years (in the case of PSUs granted in 2021 and 2022) and five years (in the case of grants made in 2018, 2019 and 2020), and stock options that vest over five years (in the case of stock options granted in 2021 and 2022) and 9.5 years (in the case of stock options granted between 2012-2020), the ultimate value of such compensation "actually paid" to our NEOs in respect of equity awards is inherently tied to our stock price. TSR is also used as a modifier to the level of attainment of the performance goals applicable to the PSUs granted to our NEOs in 2022 and 2021, as further described in "Compensation Decisions – Equity-Based Incentive Compensation – PSUs."

(6) The following table sets forth an unranked list of the financial performance measures "most important" in 2022 for linking our NEOs' compensation "actually paid" to company performance, which are the financial measures used in our annual cash bonus and long-term incentive program, as specifically listed below.

Performance Measure

Adjusted EBITDA

Free Cash Flow

Revenue

ROIC

Adjusted EPS growth (relative to S&P 100 EPS)

These financial quantitative measures generally reflect those used internally to measure our performance and externally to report to investors, and we believe that, taken together, they provide a holistic measure of Company growth, shareholder value and overall financial performance. We do not consider any one of the above performance measures to be the single most important financial measure for our company or executive compensation design. However, for purposes of compiling the above table in compliance with the SEC rules, which require us to present one of these most important measures, we are presenting Adjusted EBITDA. For more detail on these measures and why we believe that they are important in structuring our incentive compensation programs and linking pay with performance, please see the discussion under "Our Approach to Compensation" on page 42.

Proposal 6: ADVISORY VOTE ON FREQUENCY OF VOTE ON EXECUTIVE COMPENSATION

 **Our Board unanimously recommends that the advisory vote on executive compensation be conducted every "ONE YEAR."**

Pursuant to Section 14A of the Exchange Act, we are required at least once every six years to hold an advisory shareholder vote to determine the frequency of an advisory shareholder vote on executive compensation for our NEOs. The following proposal gives our shareholders the opportunity to vote, on a non-binding, advisory basis, on the frequency of such vote. By voting on this proposal, shareholders may indicate whether they prefer that we seek an advisory vote every one, two or three years.

We currently hold our advisory vote on executive compensation every one year, as our Board had last recommended, and our shareholders had approved, in 2017.

Our Board has again determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for us, and, therefore, recommends that a vote be conducted every "ONE YEAR." Our Board believes that holding the advisory vote on an annual basis reflects both the significant majority practice among issuers and the frequency which most of our shareholders prefer. You may cast your vote on your preferred voting frequency by selecting the option of holding an advisory vote on executive compensation every "one year" (as recommended by the Board), "two years" or "three years," or you may "abstain."

While we intend to carefully consider the voting results of this proposal, this vote is advisory in nature, and, therefore, is not binding on us or our Board. Our Board values the opinions of all of our shareholders and will consider the outcome of this vote when making its decision on the frequency with which we will hold an advisory vote on executive compensation.

Shareholder Proposals

We received the following shareholder proposals. To be voted upon at our 2023 annual meeting of shareholders, the proponent of each proposal, or a representative of the proponent qualified under Pennsylvania law, must be present at the meeting to present the proposal. We provide the name and address of each primary proponent below. We will promptly supply the number of shares of our Class A common stock or, if not available, the market value of our Class A common stock held by any proponent (including any co-filer(s)), upon oral or written request to the Secretary.

All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the proponents. Other than adding a brief title, we have included the text of each proposal and the shareholder's supporting statement. Following each proposal, we explain why our Board recommends a vote **AGAINST** it.



Proposal 7: SHAREHOLDER PROPOSAL TO PERFORM INDEPENDENT RACIAL EQUITY AUDIT

❌ Our Board unanimously recommends that shareholders vote "AGAINST" this shareholder proposal.

The following proposal and supporting statement were submitted by the SEIU Master Trust, 1800 Massachusetts Ave NW, Suite 301, Washington, D.C. 20036 and various co-filers.

Supporting Statement

RESOLVED that shareholders of Comcast Corporation ("Comcast") urge the Board of Directors to oversee an independent racial equity audit analyzing Comcast's adverse impacts on nonwhite stakeholders and communities of color and describing the steps, if any, Comcast plans to take to mitigate those impacts. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on Comcast's website.

<center>SUPPORTING STATEMENT</center>

High-profile police killings of Black people have galvanized the movement for racial justice. That movement, together with the disproportionate impacts of the COVID-19 pandemic, have focused the attention of the media, the public and policy makers on systemic racism, racialized violence and other inequities.

Several aspects of Comcast's business and operations suggest that a racial equity audit would be useful. Although Comcast touts the fact that its diversity programs have resulted in the "most inclusive employee representation" since Comcast began reporting diversity data,[1] representation in senior management continues to lag. According to EEO-1 data for 2021, only 6.6% of Comcast's executives/senior officers are Black, compared to 18.1% of the workforce generally.[2]

In October 2020, Comcast entered into a conciliation agreement with the U.S. Labor Department to resolve allegations of pay discrimination against Black and Latino employees. Comcast denied the allegations, but agreed to back pay and interest plus salary adjustments.[3]

Comcast has sponsored the Philadelphia Police Foundation's annual gala,[4] though donor information is no longer provided on the organization's web site. Police foundations bypass normal procurement processes to buy equipment for police departments, including surveillance technology used to target communities of color and nonviolent protestors.[5]

Despite claiming that "[e]fforts to limit or impede access to this vital constitutional [voting] right for any citizen are not consistent with our values," Comcast donated to several state lawmakers who sponsored legislation restricting access to voting. Among those recipients was Florida state senator Dennis Baxley, the only sponsor of a bill, later signed into law, that criminalized providing water to voters in line and limited availability of drop boxes, among other measures.[6] Voting restrictions have already exacerbated racial turnout gaps, and two states that adopted them are being sued for intentionally discriminating against nonwhite voters.[7]

During the 2022 election cycle, Comcast's political action committee gave $365,000 to members of Congress who voted to overturn the results of the presidential election,[8] an action some viewed as an "attack on the voting rights of people of color."[9] Trade associations of which Comcast is a member have also donated to election objectors.[10]

We urge Comcast to assess its behavior through a racial equity lens in order to obtain a complete picture of how it contributes to, and could help dismantle, systemic racism.

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[1]   *corporate.comcast.com/stories/reflecting-successes-looking-ahead-unwavering-commitment*

[2]   *cmcsa.gcs-web.com/static-files/1d6d3ef6-d2d4-4c13-b452-7917b90e0032*

[3]   *www.dol.gov/newsroom/releases/ofccp/ofccp20201014*

[4]   *littlesis.org/oligrapher/5781-philly-police-foundation-corporate-backers-updated*

[5]   *policefoundations.org/wp-content/uploads/2021/10/Color-Of-Change-Report-Police-Foundations-A-Corporate-Sponsored-Threat-to-Democracy-Black-Lives.pdf*

[6]   *prospect.org/power/major-us-companies-slam-voter-suppression-laws-then-donate-to-their-sponsors/*

[7]   *www.brennancenter.org/our-work/analysis-opinion/how-voter-suppression-legislation-tied-race*

[8]   *edition.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/*

[9]   *www.nytimes.com/2021/01/15/us/politics/lankford-apology-election-biden.html*

[10] *update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2021/06/Trade-Associations-and-Other-501c6-and-501c4-Organization-Disclosure.pdf; see also www.fec.gov/data/committee/C00082040/?tab=spending*

Company Response to Shareholder Proposal

This proposal, in nearly identical form, appeared in our 2022 proxy statement and was not approved, with 82% of shares voting against it. Our Board has considered the results of last year's shareholder vote and positive feedback from our largest shareholders on our diversity, equity and inclusion ("DE&I") efforts and disclosure, including with respect to racial equity in both our workforce and the communities we serve, during investor engagements. Although we share the proponent's intent to advance racial equity, our Board again recommends **AGAINST** this proposal.

__Executive Summary:__

We have a long-standing commitment to DE&I. Since our founding in 1963, our core values have been rooted in improving the communities where our employees, customers and audiences live and work. Today, those values, including upholding our commitment to DE&I within both our workforce and the communities we serve, are embedded in our culture and governance.

We are proud of the progress we have made and the transparency we provide, and we believe that our existing processes and actions fully respond to the spirit of the proposal. We strongly believe that the independent audit called for in this proposal is overly prescriptive in its scope and would not be meaningfully additive to our existing processes or disclosure. At the same time, we believe that there continues to be a lack of detail and standardization as to what specifically the 'audit' would seek to review, evaluate or accomplish for this purpose, and that an audit would significantly divert management's attention and significant resources away from executing toward our core DE&I efforts. As a result, we believe shareholders would be better served with our resources being used to further deepen our extensive DE&I and racial equity efforts, which, similar to our response in last year's proxy statement, are outlined in more detail below.

- **Our ongoing commitments to DE&I already reflect – and will continue to reflect – recommendations from our external DE&I Advisory Council, as well as other third-party advisors, partners and our employees, on ways to further improve and prioritize our efforts.** Because we take this work so seriously, our management team is supported by a 14-member external DE&I Advisory Council of national civil rights, academic, political and business leaders representing women and the Black and African American, Asian and Pacific Islander, Indigenous, Hispanic/Latino/a/e, People with Disabilities and LGBTQ communities. Among its members are leaders of the National Urban League, UnidosUS, National Action Network, Asian Americans Advancing Justice and GLAAD, to name a few. The DE&I Advisory Council helps us prioritize and identify opportunities in critical DE&I focus areas – both in connection with our workforce and our external impacts – and facilitates open communication on our development, monitoring and evaluation of these focus areas, most of which are reported in our annual Impact reports.[1]

- **We are actively using our resources – our people, programming and platforms – to shed light on systemic racial equity issues and work toward solutions in areas where we can have a meaningful and measurable impact.** Our DE&I efforts span a wide range of racial equity-related initiatives and impacts, including the diversity of our workforce, our efforts to address the digital divide, our focus on creating and distributing content to amplify diverse voices, and the support of diverse suppliers and the communities where we do business.

- **Our Board is dedicated to overseeing and supporting management's efforts to advance our DE&I priorities, including racial equity.** Our full Board, with specific support primarily from our GCR Committee, has oversight of our DE&I strategy and programs. Our governance structure is further strengthened by the leadership of our Chief Diversity Officer, who reports directly to our Chairman and CEO and sits outside of our human resources department so as to focus her efforts on our critical DE&I priorities relating to both our workforce and our external impacts. Our Chief Diversity Officer is further supported and informed by the external DE&I Advisory Council, third-party consultants and input from our employees obtained from a variety of sources, including our nine employee resource groups ("ERGs"), internal DE&I councils throughout our company and employee engagement surveys.

- **We are committed to transparency, and our increasingly granular public reporting provides stakeholders with disclosure necessary to monitor and track our progress.** We have provided public reporting on our DE&I efforts and progress for over ten years. We are committed to the continued evolution of this reporting, including through additional disclosure aligned with the SASB standards and public disclosure of our EEO-1 reports.

- **We continue to make progress on our DE&I initiatives, including over the past year as follows:**
  - Continuing our robust strategic engagement with our external DE&I Advisory Council, including through meetings with senior management and some members of our Board. For example, we launched a self-identification campaign for our employees in response to feedback from the DE&I Advisory Council to collect more granular data about underrepresented communities to better develop and enhance our policies.
  - Fulfilling the $100 million commitment we made in 2020 to advance social justice and equality.

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[1] Available at *https://corporate.comcast.com/impact/report/archive.*

- Partnering with a respected national nonprofit to perform an assessment of existing DE&I initiatives, benchmark our efforts and identify opportunities to advance racial equity even further in our workplaces.

- Continuing our work to bridge the digital divide, including by working with federal, state and local governments on deploying broadband to unserved and underserved areas, offering affordable connectivity programs that provide broadband financial subsidies to certain qualifying households, and investing directly in community-based initiatives, partners and programs to launch, support and scale digital navigator programs across the country and enhance digital skills training and education.

- Attaining the most inclusive employee representation in our workforce since we began tracking diversity data over a decade ago. At the end of 2022, people of color represented 30.9% of our director-level employees and 25.3% of our vice president-level and above employees.

- Increasing financial support to our nine ERGs with a $500,000 annual fund for projects, programs and events beyond existing ERG budgets.

Additional Information:

Our ongoing commitments to DE&I already reflect – and will continue to reflect – recommendations from our external DE&I Advisory Council, as well as other external third-party advisors, partners and our employees, on ways to further improve and prioritize our efforts.

Realizing that outside perspectives are needed to further strengthen and deepen our DE&I programs, we have a unique governance structure in that we are guided by an external DE&I Advisory Council that provides advice regarding our core DE&I initiatives to help ensure accountability and drive progress across matters relating to both our workforce and our external impacts.

- The external DE&I Advisory Council includes 14 external national civil rights, academic, political and business leaders representing the interests of women and the Black and African American, Asian and Pacific Islander, Indigenous, Hispanic/Latino/a/e, People with Disabilities and LGBTQ communities. Among its members are leaders of the National Urban League, UnidosUS, National Action Network, Asian Americans Advancing Justice and GLAAD, to name a few.

- Our inaugural external DE&I Advisory Council helped us identify the following five critical DE&I focus areas: workforce, programming/content, supplier diversity, governance and community impact giving. Progress within each of these focus areas is publicly reported in our annual Impact reports.[2]

- The DE&I Advisory Council receives confidential reports and briefings on our progress toward our DE&I focus areas so it can better facilitate open communication on their development, monitoring and evaluation.

- The DE&I Advisory Council operates as a formal body with a set of governing policies and procedures. The Council interacts throughout the year with a broad group of employees, including management, and members of our Board. Our Chief Diversity Officer and management present to Council members on a quarterly basis on various topics across our businesses. Council members serve a two-year term, and no member may serve for more than three successive terms. In identifying Council members, we seek to maintain an intersectional council with a diversity of strengths, backgrounds, perspectives and communities represented.

- For more information on the DE&I Advisory Council, see our Statement Regarding our Diversity, Equity and Inclusion Initiatives.[3]

In addition:

- We routinely partner with third parties, such as leading DE&I consultants as well as schools and community-based organizations, and leverage external surveys and benchmarking tools to help identify best practices and opportunities for improvement.

- Our extensive network of ERGs, as well as input from third-party advisors and results of employee engagement surveys, helps us identify and prioritize certain workplace and culture-related initiatives and impacts.

- We are partnering with a respected national nonprofit to perform an assessment of existing DE&I initiatives, benchmark our efforts and identify opportunities to advance racial equity even further in our workplaces.

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[2] Available at *https://corporate.comcast.com/impact/report/archive.*

[3] Available at *https://www.cmcsa.com/static-files/c49ca903-422b-49a9-8d42-91241478c06e.*

We are actively using our resources – our people, programming and platforms – to shed light on systemic racial equity issues and work toward solutions in areas where we can have a meaningful and measurable impact.

Our DE&I efforts focus on areas where we believe we can make the most impact given the nature of our business. Our most recent 2022 Impact Report highlights some of the ways that we are working to build, and rebuild, stronger and more inclusive communities to make a positive difference and how we try to do what's right for our employees, customers, viewers and the world. These focus areas include:

Workforce

We believe that a diverse, equitable and inclusive company helps to foster creativity, innovation and success. We embrace diversity of background, perspective, culture and experience throughout our business. For example:

- We continue to make progress in representation of people of color in management and our workforce. People of color represented 30.9% of our director-level employees and 25.3% of our vice president-level and above employees at the end of 2022, compared to 29.4% and 23.8%, respectively, at the end of 2021, and 27.6% and 22.2%, respectively, at the end of 2020.

- We offer a variety of training programs and initiatives focused on creating a more inclusive workplace culture, including an annual mandatory DE&I training for employees, senior management training programs and company-wide forums like our DE&I speaker series, which is designed to educate and foster employee engagement through a curated experience anchored by external scholars, authors and thought leaders focusing on a variety of DE&I topics.

- We support nine ERGs for Asian and Pacific Islander, Black and African American, People with Disabilities, LGBTQ, Hispanic/Latino/a/e, Veteran, Young Professional, Women and Indigenous employees, with 35,000 members in over 240 chapters.

- We routinely engage third-party consultants and leverage third-party survey instruments to review and evaluate workforce-related programs and recommend opportunities for improvement.

Digital Equity

- Comcast has long been at the forefront of addressing digital inequities. Since the launch over a decade ago of Internet Essentials, which we believe is the nation's largest and most comprehensive internet adoption program for low-income families, we have connected a cumulative total of over 10 million low-income Americans to the internet. At the same time, we have expanded eligibility requirements from only including families of school-aged children eligible to participate in the National School Lunch Program to including today households that receive public housing assistance, Medicaid, Supplemental Nutrition Assistance benefits (SNAP), Social Security Income (SSI), Federal Pell Grants and various other benefit programs. While the cost of Internet Essentials has remained flat at $9.95 a month since 2011, we have consistently increased its speeds. We support and participate in federal government affordability programs that enable qualifying low-income customers to apply a financial subsidy to our broadband services, allowing them to receive our Internet Essentials service or our new enhanced Internet Essentials Plus service with twice the download speed – up to 100 Mbps – effectively for free.

- We participate in federal, state and local programs designed to fund the expansion of broadband to unserved and underserved Americans and extend our world class network to new areas where reliable, high-speed internet services had previously been unavailable.

- We continue to work with the cable industry, schools, governments, nonprofits, businesses and communities to remedy the many issues that act as barriers to broadband access in the home in seeking to further close the digital divide. We worked with a leading consultancy to help evaluate the barriers to broadband adoption and recognize the need to address barriers to adoption that go beyond affordability, including a lack of awareness that low-income broadband programs exist and a lack of digital skills. We are investing directly in community-based initiatives and programs to launch, support and scale digital navigator programs across the country. Digital navigators are trusted individuals affiliated with local nonprofits, educational institutions or governmental organizations who are trained to help more people sign up for Internet service, get devices and connect to skills training and other digital literacy resources, which we believe are critical to closing the digital divide and reducing socioeconomic inequalities. We are also contributing to partners such as CodePath, Hispanic Federation, NPower and Per Scholas that are helping to create equitable access to skills and training, so more people can secure jobs and climb the economic ladder.

- As part of our commitment to help connect low-income families to the internet, we exceeded our goal of launching 1,250 Lift Zones by the end of 2022. Lift Zones were initially created in partnership with city leaders and nonprofit partners to help keep students connected to schools during the early stages of the pandemic. Even as students returned to their classrooms, Lift Zones continue to serve underrepresented populations by offering an array of digital literacy programs, access to online health services, workforce development training and digital navigator support.

Programming

We strive to have diverse perspectives that resonate with a wide range of audiences in our programming at NBCUniversal and in the content we distribute on our Xfinity platforms.

We have created opportunities in front of and behind the camera, including by offering a wide range of programs designed to build a diverse pipeline of talent, including directors, writers, actors, music composers and journalists. We regularly report on the percentage of people of color represented on air and behind the camera. For example, people of color represented 31.9% of film talent on screen, 12.3% of film talent behind the camera, 50.5% of on-air talent at our news assets, and 36.8% of talent behind the camera at our news assets in 2022.

We have developed programs that seek to build additional opportunities for diverse talent.

- In 2022, NBCUniversal created the Creative Impact Lab, which focuses on non-profit storytelling and provides opportunities for apprentices from diverse backgrounds to hone their production skills.
- Through the NBCU Academy, we are investing $8.5 million into a training program for aspiring diverse journalists by partnering with 45 academic institutions, including Historically Black Colleges and Universities, Hispanic-Serving Institutions, and colleges with significant underrepresented populations.

We have worked to amplify diverse voices and cultures through our media platforms.

- Our Cable Communications division has a vast ecosystem of diverse content on Xfinity, including curated On Demand destinations. Among the content included is the "Black Experience," which celebrated its one-year anniversary in 2022 and has funded more than 25 Black creators and organizations on and off screen, providing viewers access to Black entertainment programming with collections of stories that showcase the breadth of Black culture, endorsed by the African American Film Critics Association. Also included are curated destinations such as "Sí se pudo" (Yes, we did) featuring bilingual and bicultural content to celebrate Hispanic Heritage month, the LGBTQ+ Film & TV Collection celebrating pride all year long, and the Asian American Film & TV collection highlighting content curated by Gold House.
- NBCUniversal's 'The More You Know' series of public service announcements have kept audiences informed and educated on issues that include a campaign to speak out against systemic racism, speaking up for social justice, equality and equity, and getting out the vote.

Supplier Diversity and Small Business Support

We have long maintained a supplier diversity program designed to promote, increase and improve the participation of diverse businesses within our corporate supply chain. We have been a member of the Billion Dollar Roundtable, a top-level corporate advocacy organization that promotes supply chain diversity, since 2015. We were the first media and technology company to be inducted for attaining $1 billion or more in annual Tier I (direct supplier) supply chain diversity spend and have spent at least $3 billion each year with diverse suppliers during the past 5 years. In 2022, we spent nearly $5 billion with diverse Tier 1 vendors (with direct purchases from approximately 4,250 diverse suppliers) and $484 million with diverse Tier 2 subcontractors. Since 2011, we have spent over $35 billion with diverse suppliers.

Our supplier efforts also support small business diversity.

- Our Comcast RISE program, which was launched in 2020 in connection with our $100 million social justice initiative, met the goals of its initial two year term, supporting 13,000 small businesses owned by people of color and women through monetary grants and in-kind marketing and technology resources valued at over $110 million.
- We have committed $25 million to the Seibert Williams Shank Clear Vision Impact Fund, a diverse-led and diverse-serving financial institution that provides direct support to local community businesses.
- We have committed $10 million to the Inclusiv Racial Equity and Resilience Investment Fund, which is aimed at building equity in credit unions led by and/or serving people of color in an effort to help increase lending to people of color-owned businesses, homeowners and consumers by providing financial opportunities to traditionally underserved and underbanked communities.
- The underwriting syndicate for our first $1 billion green bond offering in 2023 was led by four nationally recognized minority-, women- and service-disabled veteran-owned firms.

Our Board is dedicated to overseeing and supporting management's efforts to advance our DE&I priorities, including racial equity.

Our commitment to DE&I starts at the top, with our Board. As a whole and through its committees, our Board oversees and assesses our priority areas, efforts and progress on DE&I matters. Our GCR Committee, pursuant to its charter, reviews and assesses significant social issues, risks and trends, including with respect to DE&I matters affecting our workforce and our external impacts, including through meetings with our Chief Diversity Officer at least twice a year. Over the past two years, for example, our Board and the GCR Committee reviewed:

- Our workforce-related DE&I efforts, including hiring, promotion and retention statistics broken down by detailed demographic categories.
- Opportunities identified by an outside consultant, which had reviewed extensive workforce data and conducted employee interviews and focus groups, to further progress our DE&I efforts relating to Comcast Cable's workforce.
- Information about the diverse programming we create and distribute, and our annual spend with diverse suppliers.
- Our progress toward, and fulfillment of, our incremental $100 million pledge to advance social justice and equality, with a focus on communities of color.
- Our continued efforts to advance digital equity, including our constructive efforts to work with federal, state and local governments and digital navigators.

Our CHC Committee, pursuant to its charter, reviews our programs and strategies related to human capital management, including with respect to employee engagement. In 2022, for example, it reviewed employee engagement survey results at Comcast Cable, which showed that employees viewed our DE&I-related workforce efforts very favorably, with upward trends compared to prior years in nearly all instances.

In addition, our Board and senior management team are committed to, and management is incentivized through our executive compensation program to create a strong workplace culture with values of integrity and respect and to foster our company's DE&I and digital equity efforts.

We are committed to transparency, and our increasingly granular public reporting provides stakeholders with disclosure necessary to monitor and track our progress.

We have published annual reports tracking our DE&I initiatives and progress for over a decade. We also disclose information on these matters on our ESG Reporting website at *https://www.cmcsa.com/esg-reporting*, as well as in the "Impact" section of our website at *www.comcastcorporation.com*.

This disclosure includes:

- Our 2022 Impact Report, which provides information on our critical DE&I focus areas, including progress on our long-standing digital equity efforts. It includes statistics on total workforce and new hire data, in each case broken down by gender and specific people of color categories (Asian and Pacific Islander, Black and African American, Indigenous, Hispanic/Latino/a/e and two or more races) and by specific leadership levels (executive leadership team, vice presidents and above, directors and managers), as well as data on our programming content, supplier diversity and community impact activities.
- Updates towards the fulfillment of our $100 million commitment to advance social justice and equality and our continued digital equity efforts.
- Our consolidated EEO-1 reports, which present another view of our workforce diversity data in a standardized framework.
- Our Statement Regarding our Diversity, Equity and Inclusion Initiatives, which further describes how our DE&I efforts are discussed and assessed by our Board and its committees and the external DE&I Advisory Council.

For the reasons set forth above, our Board unanimously recommends AGAINST this proposal.

Proposal 8: SHAREHOLDER PROPOSAL TO REPORT ON CLIMATE RISK IN DEFAULT RETIREMENT PLAN OPTIONS

 **Our Board unanimously recommends that shareholders vote "AGAINST" this shareholder proposal.**

The following proposal and supporting statement were submitted by the Remmer Family Foundation and various co-filers, c/o As You Sow, 2020 Milvia Street, Suite 500, Berkeley, CA 94704.

Supporting Statement

WHEREAS: Climate change poses growing, systemic risk to the economy. If global climate goals are not met, workers face the likelihood of significant negative impacts to their retirement portfolios. Swiss Re estimates a 4% decline in global GDP by 2050 if global temperature increases are kept below 2 degrees Celsius, but up to an 18% decline without effective mitigation.[1]

Comcast has taken certain actions to address climate change, for example, by committing to reach carbon neutrality for Scope 1 and 2 emissions, across its global operations, by 2035.[2] Yet, while decarbonizing part of its business, Comcast's 401(k) retirement plan ("Plan") continues to invest significantly in companies that contribute to climate change, jeopardizing workers' life savings.

Our Company's employee retirement funds are automatically invested in the Plan's default investment option unless employees proactively choose different investments. Thus, the majority of the Comcast Plan's $17.6 billion in assets are invested in its default option.[3]

Comcast has selected Vanguard Target Retirement funds as the Plan's default offering. These funds invest significantly in fossil fuel companies and companies contributing to deforestation.[4] By investing employees' retirement savings in companies with outsize contributions to climate change, Comcast is generating climate risk, including transition risk and long-term systemic risk, to workers' portfolios.

Comcast's default 401(k) choice risks compromising its obligation to select retirement plan investment options in the best interests of its plan participants, including those with retirement dates more than a decade out.

In the increasingly competitive employee recruitment and retention landscape, failing to minimize material climate risk in its 401(k) Plan default option may make it more difficult for Comcast to attract and retain top talent. Employee polling indicates that firms' environmental records are an important consideration in choosing a job.[5] Employee polling also reveals increasing demand for climate-safe retirement plan options.[6]

Given the threat that climate change poses to employee's life savings, our Company can help ensure employee loyalty and satisfaction, and demonstrate that it is actively safeguarding all employee retirement savings, no matter when they are set to retire, by minimizing climate risk in its Plan offerings, especially in its default option. The federal government recently clarified that fiduciaries may appropriately consider climate risk in the selection of plan offerings, including in the default option.[7]

RESOLVED: Shareholders request that the Board publish a report, at reasonable expense and omitting confidential information, disclosing how the Company is protecting Plan beneficiaries with a longer investment time horizon from climate risk in the Company's default retirement options.

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1   https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

2   https://update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2021/06/Comcast-Impact-Report-FIN3.pdf

3   https://ivv-charts.s3.us-west-2.amazonaws.com/retirement-plans/comcast/comcast-corporation-employee-savings-plans-master-trust-form-5500-filing-and-attachment-2021.pdf

4   https://investyourvalues.org/retirement-plans/comcast

5   https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx

6   https://www.cnbc.com/2019/04/09/workers-want-elusive-socially-responsible-investments-in-401k-survey.html

7   https://www.federalregister.gov/documents/2022/12/01/2022-25783/prudence -and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

SUPPORTING STATEMENT: The report should include, at Board discretion, analysis of:

- The degree to which carbon-intensive investments in the default investment option contribute to greater beneficiary risk and reduced Plan performance over time;

- Whether carbon-intensive investments in the default investment option put younger beneficiaries' savings at greater risk than participants closer to retirement.

Company Response to Shareholder Proposal

A similar proposal appeared in our 2022 proxy statement and was not approved, receiving the support of only 6% of shares voted. We do not believe that having our Board provide a report on how we are protecting retirement plan beneficiaries from climate risk in default investment options is an appropriate mechanism to provide for prudent stewardship of our retirement plans in accordance with applicable law, nor would this report provide additional information or value to our shareholders. As a result, our Board recommends **AGAINST** this proposal for the reasons more specifically described below.

- We believe the proponent is misguided in asserting that our retirement plans generate climate risk to employees' portfolios or that we are compromising our obligation to select retirement plan investment options in the best interests of plan participants. The proposal's request appears to be based on a flawed understanding of the basic fiduciary requirements that underpin investment options in U.S. retirement plans. As is customary for large retirement plans, we have an internal management investment committee that serves as our retirement plans' fiduciary which, with the assistance of professional third-party advisors, is responsible for the administrative duties of selecting and monitoring our retirement plans' investment options, including default investment options. Our investment committee has worked diligently to offer participants a broad range of investment strategies across different asset classes and investment styles to allow participants to diversify their investments and pursue their individual retirement objectives based on their own risk tolerance. To this end, we plan to introduce a new mutual fund investment window later this year that will include fund options that expressly take into consideration climate and other ESG matters as part of their investment mandate, among other options.

- U.S. law mandates that a responsible plan fiduciary select retirement plan investment options, including default investment options, based on economic factors the fiduciary "reasonably determines are relevant to a risk and return analysis" for the particular investment or investment course of action. According to the U.S. Department of Labor ("DOL"), the federal agency that interprets and enforces federal pension law, a retirement plan fiduciary that selects plan investments may not (i) subordinate the interests of participants and beneficiaries in their retirement income or financial benefits under retirement plans to other objectives or (ii) sacrifice investment return or take on additional investment risk to promote benefits or goals unrelated to the interests of the participants and beneficiaries in their retirement income or financial benefits under the plan.

- As permitted under applicable DOL rules, our plans' fiduciary already considers a variety of potential economic risks, reward opportunities and goals – including those related to climate change – in selecting the plans' investment options, including default investment options. Further, nearly all of the investment managers for funds offered in our retirement plans' core lineup incorporate and consider ESG factors in their investment policies, processes and practices to varying extents, consistent with their legal fiduciary obligations. Our fiduciary committee reviews the manager's consideration of such factors as part of its routine due diligence efforts.

For the reasons set forth above, our Board unanimously recommends AGAINST this proposal.



Proposal 9: SHAREHOLDER PROPOSAL TO SET DIFFERENT GREENHOUSE GAS EMISSIONS REDUCTION TARGETS

Our Board unanimously recommends that shareholders vote "AGAINST" this shareholder proposal.

The following proposal and supporting statement were submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278.

Supporting Statement

PROPOSAL 9 - REPORT ON CORPORATE CLIMATE LOBBYING IN LINE WITH PARIS AGREEMENT



Whereas: The Intergovernmental Panel on Climate Change has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 in order to limit global warming to 1.5°C and avoid the worst impacts of climate change. Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks for companies and investors alike.

In its 10-K, Comcast Corporation ("Comcast" or "the Company") acknowledges that "natural disasters, severe weather and other uncontrollable events could adversely affect our business, reputation and results of operations." Such events are expected to become more frequent and more severe as climate change worsens.

The Company's current climate strategy fails to address its full carbon footprint, notably its full Scope 3 footprint, which is its largest emissions source. Comcast's targets have also not been third-party verified for 1.5°C alignment. While its subsidiary Sky has set a near-term 1.5°C-aligned target and committed to net zero through the Science Based Targets initiative (SBTi), Sky produces a minority of Comcast's total Scope 1 and 2 emissions[1] and likely a minority of its Scope 3 footprint, but this information is not disclosed.

Competitors across Comcast's business segments, including AT&T, Netflix, Paramount, Sony, T-Mobile, and Verizon, have set, or committed to set, science-based GHG reduction targets through SBTi. SBTi-validated targets give investors confidence that companies are addressing their material carbon footprint in line with limiting warming to 1.5°C. Furthermore, competitors like T-Mobile, Verizon, and Walt Disney have quantitative, timebound targets for renewable energy.

Investors increasingly seek disclosure of how companies are addressing climate risk and planning to transition their business models in line with limiting warming to 1.5°C. To assist companies in developing viable transition plans, groups including We Mean Business, State Street Global Advisors, and the Task Force on Climate-Related Financial Disclosures have provided guidance.

Comcast must take additional action to comprehensively address its climate impact and mitigate both the physical risks to its operations and the transition risks associated with new regulation and a global shift to a clean energy economy. Investors believe adopting 1.5°C-aligned science-based targets for its full material carbon footprint will help the Company mitigate these risks.

Resolved: Shareholders request Comcast issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement's ambition of maintaining global temperature rise to 1.5°C and summarize plans to achieve them. The targets should cover the Company's full range of operational and supply chain emissions.

Supporting Statement: In assessing targets, we recommend:

- Taking into consideration approaches used by advisory groups like SBTi;
- Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups; and
- Consideration of supporting targets for renewable energy, zero-emission vehicles, and other measures deemed appropriate by management.

---

[1] *https://www.cmcsa.com/static-tiles/70d9bc07-c7aa-492b-938f-84ca42f90890*

Company Response to Shareholder Proposal

We recognize the importance of reducing our greenhouse gas ("GHG") emissions and take the issue of climate change seriously. However, after careful consideration, our Board recommends a vote **AGAINST** this proposal, as we believe that its overly broad and prescriptive approach is not in the best interest of our company and shareholders, particularly in light of the actions we are already taking to address climate change.

In particular:

- We already have set 2035 carbon neutrality goals for our Scope 1 and 2 GHG emissions and have committed to set near-term science-based Scope 1, 2 and 3 GHG reduction targets with the Science Based Targets initiative ("SBTi").
- We continue to make significant progress toward reducing our carbon footprint and reaching our goals in a responsible and realistic manner, reducing our Scope 1 and 2 emissions by 28% between our 2019 base year and 2021.
- We disagree with the proposal's insistence on prematurely setting a long-term, net zero target for Scope 3 emissions. Setting long-term Scope 3 goals at this time is subject to significant uncertainties and would distract from our tangible progress without adding meaningful direction or accountability.
- Instead, our Board believes that our senior management team, with oversight from our Board, is best positioned to set, manage and – as appropriate – adjust our decarbonization efforts in light of dynamic political, economic, regulatory, scientific and geopolitical conditions.
- We are dedicated to transparent reporting on our sustainability efforts and our continued progress toward reaching our decarbonization goals.

We are proud of the progress we have made and our commitment to transparency, and we believe that our existing efforts fully respond to the spirit of the proposal, as described in further detail below.

****

We already have set 2035 carbon neutrality goals for our Scope 1 and 2 GHG emissions and have committed to set near-term science-based Scope 1, 2 and 3 GHG reduction targets with the SBTi.

In 2021, we set a goal to be carbon neutral by 2035 for Scope 1 and 2 GHG emissions across our global operations, using 2019 as our base year. We have since been publicly reporting on progress toward that goal on an annual basis.

- The primary components of our Scope 1 and 2 GHG emissions are purchased electricity powering our facilities, data centers, theme parks and network (which represented 73% of our 2019 base year emissions), followed by emissions from our fleet (which represented 16% of our 2019 base year emissions). Beyond seeking more electricity generated from clean and renewable sources, we have fuel reduction initiatives underway to reduce GHG emissions associated with our vehicle fleets and continue to evaluate what proportion and how quickly we can transition our fleet to electric in light of operational challenges, such as charging infrastructure and the lack of specific vehicles needed for our operations. We also issued our inaugural $1 billion green bond in 2023, offering investors the opportunity to support environmental efforts such as those currently underway or under consideration as part of our 2035 carbon neutral goal.
- Building on our efforts with respect to Scopes 1 and 2, we expanded our GHG emissions inventory in 2022 to include estimated Scope 3 GHG emissions for the first time. This enabled us to better appreciate near-term opportunities and challenges to reducing emissions throughout our value chain and commit to set near-term science-based GHG reduction targets with the SBTi encompassing Scopes 1, 2 and 3.

We continue to make significant progress toward reducing our carbon footprint and reaching our goals in a responsible and realistic manner.

We have reduced our Scope 1 and 2 GHG emissions by 28% between our 2019 base year and 2021, and we believe we are on a trajectory for our Scope 1 and 2 GHG emissions to be aligned with the Paris Agreement's ambition of maintaining global temperature rise to 1.5°C. Our efforts to achieve our carbon neutral goal are focused on the following items.

- We are investing in clean and renewable energy given that emissions from electricity represent such a large proportion of our carbon footprint. From 2020 to 2021, we more than doubled our use of renewable electricity across our global operations. In 2022 alone, we signed contracts for more than 183,000 megawatt-hours ("MWh") per year of renewable energy from new projects under development, bringing our contracted total to over 1 million MWh per year, or roughly 25% of our projected electricity needs in 2026 when these projects are scheduled to be operational.

- For the remaining portion of our carbon footprint, we are also focused on:

  - Improving the energy efficiency of our broadband and cable network by shifting to newer, more energy-efficient technologies, facilities and systems that can deliver more data with less energy per byte, with a goal to double the energy efficiency of our U.S. network by 2030.
  - Reducing emissions from our existing vehicles by installing telematics and fuel efficiency technologies, shifting to lower emission fuels, implementing digital support tools that eliminate the need for truck visits and piloting electric and hybrid vehicles in select locations to better evaluate operational and infrastructure challenges with our fleet.
  - Developing and deploying solutions designed to make our operations more efficient, including within our facilities, theme parks, network and data centers.

With respect to emissions throughout our upstream and downstream value chain that comprise our estimated Scope 3 emissions, we have started collecting information from many of our large suppliers about their emissions reduction plans, to the extent those reductions are within their control, which may help inform how we develop future supplier engagement programs. Our Code of Conduct for Suppliers and Business Partners also includes guidance on business continuity and sustainable practices. In addition, we estimate that our longstanding collaboration with industry peers to collectively improve the energy efficiency of TV set-top boxes has cut the aggregate energy use of set-top boxes by 57% in the United States, preventing nearly 64 million metric tons of CO_2 emissions since we began collaborating nearly a decade ago.

Setting long-term Scope 3 goals at this time is subject to significant uncertainties and would distract from our tangible progress without adding meaningful direction or accountability.

We believe our existing actions already meet the proposal's request for pursuing near-term science-based GHG reduction targets across the full range of Comcast's Scope 1, 2 and 3 emissions. However, we disagree with the proposal's insistence to prematurely set a longer-term Scope 3 net zero goal.

- Scope 3 emissions estimates are widely acknowledged to have deficiencies and inconsistencies, and use multiple methodologies to determine an estimate of a third party's carbon emissions that often double count (or more) emissions throughout a value chain. While we continue to assess opportunities to obtain more reliable information, including by working with our suppliers, we believe the inherent limitations with estimating Scope 3 emissions pose challenges to setting a meaningful, realistic and achievable long-term GHG reduction goal at this time.

- There are myriad challenges that will need to be adapted to and overcome to meet our GHG goals and the decarbonization goals of society at large. These challenges include certain factors beyond our control, including political, economic, regulatory, scientific and geopolitical conditions, supply chain and labor issues, supplier emissions reductions, the evolution of carbon offset markets and limited large-scale public- and private-sector investments and innovations in technology and infrastructure. A wide-scale clean energy transition will require expanded policies and market mechanisms, enhanced grid resiliency, and greater energy innovation. Most next-generation technologies beyond renewables are still too costly for large-scale deployment or are not yet available. In light of these challenges, we are taking the prudent approach of focusing our attention on the short- and medium-term opportunities that are currently available to us in the market, and we will continue to adapt our plans as market mechanisms and technologies evolve.

- We believe that our company is better served by focusing our efforts on the emissions we can control, namely Scopes 1 and 2, and short- and medium-term Scope 3 opportunities that will enable us to align with the SBTi pathway. We believe that our deliberate, thoughtful approach to setting targets based on tangible evidence over which we have control, and which we have a realistic plan to achieve, will prove more impactful in meeting both our business needs and our decarbonization goals over the longer term.

- By focusing on short- and medium-term targets, our management team is incented to take action now and in the near to medium term. Consideration of long-term goals should be based on a rigorous approach, which is challenging at this time given the significant uncertainties outlined above.

Our Board believes our senior management team, with oversight from our Board, is best positioned to set, manage and – as appropriate – adjust our decarbonization goals in light of dynamic political, economic, regulatory, scientific and geopolitical conditions.

We believe that the proposal's solution is overly prescriptive in its demands for a long-term, Scope 3 net zero target and, as discussed above, fails to appreciate the complexity of significant long-term uncertainties and the business challenges of navigating dynamic political, economic, regulatory, scientific and geopolitical conditions. We believe that our senior management team – who remains committed to advancing our environmental sustainability efforts, including meeting our decarbonization goals – is best-positioned to manage this process based on our operational realities, financial planning processes and real-time assessment of dynamic conditions. We have two management committees that oversee governance of environmental sustainability for the enterprise – a senior executive-level committee and an operational committee. The Executive Environmental Committee, which includes our President, Chief Financial Officer and Chief Legal Officer, meets periodically with members of an Environment Operating and Governance Committee, chaired by our Senior Vice President of Corporate Strategy and Environmental Sustainability, to assess and manage climate-related risks and opportunities, to review and approve environmental sustainability strategy, targets and results and to prioritize activities from a financial planning perspective that will have the most significant impact to help us attain our 2035 carbon neutral goal. Our management team periodically reports to the Board or its committees on sustainability matters, including with respect to our 2035 carbon neutral goal, and progress toward our sustainability goals represents a portion of our management team's annual bonus.

Comcast is dedicated to transparent reporting on its sustainability efforts.

We currently provide transparent reporting on our sustainability efforts based on the Greenhouse Gas Protocol, including through annual reports on our ESG Reporting website at *www.cmcsa.com/esg-reporting* such as our (i) Carbon Footprint Data Report, which is a comprehensive account of our environmental metrics, (ii) TCFD reports, (iii) SASB reports, (iv) Impact Reports and (v) CDP Climate Change survey. As we set and strive toward our science-based Scope 1, 2 and 3 goals in the coming years, we are likewise committed to providing transparent reporting on these efforts.

****

For the reasons set forth above, our Board unanimously recommends AGAINST this proposal.

Proposal 10: SHAREHOLDER PROPOSAL TO REPORT ON POLITICAL CONTRIBUTIONS AND COMPANY VALUES ALIGNMENT

 **Our Board unanimously recommends that shareholders vote "AGAINST" this shareholder proposal.**

The following proposal and supporting statement were submitted by Stephen Schewel, c/o Arjuna Capital, 13 Elm Street, Manchester, MA 01944.

Supporting Statement

Political Contributions and Company Values Alignment

WHEREAS: Comcast Corporation ("Comcast") makes political contributions to numerous individual and organizational recipients from the corporate treasury and through political action committees ("PACs"). Comcast's politically-focused expenditures appear to be misaligned with its public statements on Company values, views, and operational practices.

For example, Comcast has stated, "Voting is fundamental to our democracy. We believe that all Americans should enjoy equitable access to secure elections and we have long supported and promoted voter education, registration and participation campaigns across the country to achieve that goal. Efforts to limit or impede access to this vital constitutional right for any citizen are not consistent with our values."[1] Yet during the 2022 election cycle, Comcast contributed at least 447,500 dollars to members of Congress who opposed federal voting rights legislation.[2]

Comcast's Statement on Political and Trade Association Activities says it seeks candidates who "respect democracy and the rule of law."[3] Yet in the 2022 election cycle, the Company contributed at least 107,000 dollars to members of Congress who rejected certification of the 2020 presidential election on January 6, 2021.[4]

Comcast promotes a number of initiatives designed to advance gender equity within the company, with a goal to have representation within every level of the company reach 50 percent for women. However, according to public records, the Proponent estimates since the beginning of the 2020 election cycle, Comcast has contributed at least 8 million dollars to political recipients working to weaken access to reproductive health care. Limiting access to reproductive health care is shown to reduce women's retention in the workforce, an incongruency with Comcast's representation goals.[5]

Comcast has committed to achieving carbon neutrality in its Scope 1 and 2 emissions across global operations by 2035. However, Comcast is a member of the U.S. Chamber of Commerce, which has long and consistently lobbied to constrain U.S. climate regulations.

RESOLVED: Shareholders request that Comcast publish a report, at reasonable expense, analyzing the congruence of the Company's political and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

SUPPORTING STATEMENT: Proponents recommend, at Board and management discretion, that the report also include management's analysis of risks to the Company brand, reputation, or shareholder value associated with expenditures in conflict with its publicly stated company values. Incongruent expenditures may include donations to political recipients working to reduce abortion access, eliminate climate regulations, or reduce voting rights, amongst others. "Electioneering expenditures" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

---

[1] *https://bit.ly/3uXTbEg*

[2] *https://bit.ly/3BGR0J0*

[3] *bit.ly/3W11WJo*

[4] *https://bit.ly/3BGR0J0*

[5] *https://rhiaventures.org/corporate-engagement/hidden-value-the-business-case-for-reproductive-health/*

Company Response to Shareholder Proposal

We believe that it is both important and necessary to engage in the political process to protect our company, and ultimately our shareholders, particularly in light of the highly-regulated communications and media/entertainment industries in which we operate. Our current policies, practices and disclosures provide meaningful transparency and accountability with respect to our political activities – ranking us among companies with best-in-class transparency, as evidenced by our "trendsetter" designation in the 2022 CPA-Zicklin Index. Moreover, our Board and management team have implemented robust governance processes and oversight of these matters.

The proposal is misguided in its attempt to define our company's 'values' by selectively highlighting statements and initiatives and drawing conclusions about perceived misalignment to those values. We contribute to a wide range of candidates across parties who appreciate the significance and complexity of the legislative and regulatory challenges confronting our business, and support public policy that promotes our business interests and free market principles. While business-specific issues are the primary drivers of our political contribution criteria, our political contributions are not incongruent with values that guide us as a company: having an entrepreneurial spirit, acting with integrity, having respect for others and giving back to our communities. Particularly when our own employees and customers throughout the country have a broad range of political and other beliefs, we believe that our measured, broad and bipartisan approach to political giving is consistent with both our business interests and values.

As a result, our Board recommends a vote **AGAINST** this proposal, as it will divert management attention and resources to produce an annual report that yields little incremental benefit in light of our existing robust policies, practices and disclosures.

****

We provide extensive public disclosure on our political activities, including our political contributions.

Significant and detailed information with respect to our Government Affairs and political activities programs are set forth in our Statement on Political and Trade Association Activity (the "Statement"), which is available for review at *https://corporate.comcast.com/values/integrity/activity*. As noted in the Statement:

- We provide a semi-annual report of our contributions to federal, state and local candidates, political parties, political committees, other political organizations exempt from federal income taxes under Section 527 of the Internal Revenue Code and ballot measure committees.

- We provide an annual report of trade organizations organized under Internal Revenue Code Sections 501(c)(6) and 501(c)(4) to which we contribute at least $50,000 per year, where a portion of the contributions is identified as used for nondeductible lobbying or political expenditures, as well as the nondeductible portion of the payments.

- Our federal advocacy disclosure reports filed with the U.S. Congress are available at *http://disclosures.house.gov/ld/ldsearch*. We also file state and local lobbying reports according to state and local regulatory requirements, which are publicly available.

- We **do not** (either directly or through our corporate directors, officers or certain other senior executives) make independent expenditures or contribute to federal, state or local political committees that only make independent expenditures (so-called "SuperPACs") or contribute to any organization for the purpose of funding independent expenditures.

- We **do not** (either directly or through our corporate directors, officers or certain other senior executives) support other non-profits, such as 501(c)(4) organizations, for the purpose of funding political activity or unregulated 527 political organizations (entities that are not registered as PACs under state or federal campaign finance laws) for the purpose of funding political advertising. Before making any contributions to these organizations, we must receive written representations that our funds will be used in a manner acceptable to us, including that they will not be used, directly or indirectly, to make contributions to candidate campaigns, political parties, other organizations registered as political committees or SuperPACs, or to make independent expenditures.

As a result of our extensive disclosures, we have been recognized as a leader in providing the highest level of political transparency and accountability and were recognized in 2022 as a "trendsetter" – the highest possible ranking – by the CPA-Zicklin Index.

Our engagement in the political process aligns with our business mission.

As one of the world's largest media and technology companies, laws at the federal, state and local levels may have a significant impact on our company and shareholders. As disclosed in the Statement:

- We participate in the political process in a bipartisan manner, guided by the best interests of our company. In general, candidates we support demonstrate consistency with respect to their policy positions and legislative records related to our business interests and free market principles, which in turn helps us to deliver sustainable long-term success. The Statement provides a further detailed list of specific contribution criteria.

- Contributions are made without regard for the personal political preferences of our officers or directors.

- No one criterion or public policy position determines whether a candidate receives a contribution, and a contribution is not an endorsement of every position taken by an official on every issue. In addition to considering our business objectives, we are aware that there are other issues that impact our customers and employees. While we may consider some of these issues in our contribution review process, we address them more directly through our active involvement in the communities we serve and our commitment to using our programming, partnerships and charitable giving to create positive change and a more equitable society.

Certain third-party advocacy organizations may put pressure on companies to make or refrain from making political contributions in line with the organization's political goals. This may include criticism of corporate contributions to an individual candidate where such candidate does not align with the third party's own political goals, even if the company's contribution was driven by an important business consideration. While we may consider non-business issues as part of our contribution review process, we believe that our company and our shareholders are best served by us conducting our political activities in a bipartisan manner focused on our business priorities rather than in a partisan politicized manner, particularly when our own employees and customers throughout the country have a broad range of political and other beliefs.

We also make our voice heard through participation in trade associations and by supporting advocacy organizations. We support these organizations for a variety of reasons, ranging from our interest in the community, to taking advantage of industry expertise, or because they have common goals and interests on key strategic policy and business issues. Our participation in trade associations, particularly those representing a range of industry sectors, comes with the understanding that we might not agree with every position held by the association or its other members, and that some misalignment is an unavoidable consequence of any collective endeavor. We respect the independence and agency of trade associations and third parties to shape their own policy agendas, events and advocacy positions, and our participation does not mean that we endorse the organization's entire agenda, its events or advocacy positions, nor the views of its leaders or members. However, we regularly monitor the positions of these associations to assess alignment with our own and, if there is a significant inconsistency on a core priority of our company, we will convey our concerns to these associations or otherwise engage with the association to address the matter.

The governance and oversight of our political activities, including the oversight process of our Board, is robust.

- Pursuant to its charter, our GCR Committee, composed entirely of independent directors, is responsible for overseeing our political, lobbying and trade association activities, including evaluation of both the benefits of and risks posed by our political spending, including any potential incongruency with company values and our contribution criteria. The GCR Committee, and at times the full Board, receive periodic reports on our political, lobbying and trade association activities, which at times include a discussion of benefits and risks from these activities.

- We recently made several enhancements to our Statement, including as a result of engagement with our stakeholders:

  - With respect to contribution criteria, we added that, in addition to considering the business objectives set forth in the Statement, we may consider other issues that impact our customers and employees in our contribution review process, although we address those issues more directly through our direct involvement in the communities we serve.

  - With respect to Board oversight, in alignment with the CPA-Zicklin Model Code of Conduct for Corporate Political Spending, we added that the Board's oversight of political, lobbying and trade association activities includes consideration of both the benefits of and risks posed by these activities.

  - With respect to trade association activities, we noted that, while some misalignment is an unavoidable consequence of any collective endeavor, we regularly monitor the positions of these organizations to assess alignment with our own and, if there is a significant inconsistency on a core priority of our company, we convey our concerns to the association.

- All corporate and PAC political contribution requests are thoughtfully and rigorously reviewed and approved by a member of our PAC Board and the Vice President of Political Affairs and are reviewed by inside and/or outside legal counsel, as appropriate. Additionally, all contributions to 501(c)(4) organizations are carefully reviewed and approved by the Vice President of Political Affairs and are reviewed by inside and/or outside legal counsel, as appropriate. Further, participation in trade associations is subject to approval by our Chief Legal Officer.

****

For the reasons set forth above, our Board unanimously recommends AGAINST this proposal.

Proposal 11:   SHAREHOLDER PROPOSAL TO REPORT ON BUSINESS IN CHINA

 **Our Board unanimously recommends that shareholders vote "AGAINST" this shareholder proposal.**

The following proposal and supporting statement were submitted by the National Legal and Policy Center, 107 Park Washington Court, Falls Church, VA 22046.

Supporting Statement

Communist China Risk Audit

RESOLVED:

Shareholders request that, beginning in 2023, Comcast Corporation report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company's reliance on activities conducted within, and under control of, the Communist Chinese government.

Supporting Statement:

CNN reported[1] in 2021 that "Beijing has made it clear that multinational corporations have to follow its rules if they wish to operate in the country, and gaining favor can require ... abiding by restrictive regulations ... Many companies have traditionally been willing to play along, given how enticing the giant economy is as a market."

As one example of Comcast's exposure in China, subsidiary NBCUniversal opened Phase 1 of the Universal Beijing Resort in September 2021, after winning approval from the communist government more than a decade earlier. CEO Brian Roberts expected the project to generate more than $1 billion per year in revenue for the Company.[2] A Chinese state-controlled entity owns 70 percent of the venture.[3] The Company also relies on the market to release its films and media content.

China is a serial violator of human and political rights.

China is also a hostile adversary of the U.S. for many reasons, including:

- China intends to displace the U.S. as the lone global superpower by 2049;
- The U.S. has committed to defend Taiwan, which China has militaristically asserted is part of its country and may attempt to seize by force;
- U.S. - China relations are tense over a number of issues including China's military expansion; egregious human rights violations; "zero COVID" lockdown policies; elimination of freedom in Hong Kong; and environmental pollution.

China - and by extension the companies it controls - is also identified in the U.S. State Department's 2022 *Trafficking in Persons Report* as a state sponsor of human trafficking.

A July 2022 joint statement from the leaders of the British and American domestic intelligence agencies warned that the Communist Chinese Party is the greatest threat to the international order. "We consistently see that it's the Chinese government that poses the biggest long-term threat to our economic and national security, and by 'our,' I mean both of our nations, along with our allies in Europe and elsewhere," said FBI Director Christopher Wray.

Given the controversial, if not dangerous, nature of doing business in and with China, shareholders have the right to know the extent to which Comcast Corporation's business operations depend on Communist China.

---

1   Disis, Jill & Wang, Selina. "Doing business in China is difficult. A clash over human rights is making it harder," CNN Business, April 2, 2021.
    See *https://cnn.it/3et24EI.*

2   Anstey, Tom. "China worth US $1bn a year to Universal, says Comcast CEO," *Attractions Management,* Oct. 27, 2017.
    See *https://bit.ly/3EvUxKA.*

3   Comcast.com: "First Look: The Creative Vision of Universal Studios Beijing." See *https://comca.st/3GGvB5Y.*

Company Response to Shareholder Proposal

We believe that the proposal is driven by misplaced assumptions regarding our company's existing commitment to human rights and fails to take into account our existing risk management programs, human rights policies and initiatives, and oversight by our Board. Further, given our existing disclosures, including our filings with the SEC and publicly available human rights policies, our Board believes that preparing the report requested by the proponent would not provide additional information of value for our shareholders and would divert management's attention and resources away from our existing human rights efforts. As such, our Board believes that the proposal is not in the best interests of our company or shareholders and recommends **AGAINST** it.

In particular:

- As a public reporting company under U.S. securities laws, we are already required to provide investors with material information about our business. For example, we must disclose a broad range of information regarding our operations, including a description of our business, material properties we own and material risks, such as those relating to doing business internationally. These requirements necessitate disclosure regarding our operations in China to the extent material.

- We conduct an annual companywide enterprise risk management ("ERM") assessment to identify key strategic, operational and legal risk areas for our company and relevant risk mitigation strategies. Our executive management team has the overall responsibility for, and oversight of, this process, and an ERM steering committee composed of legal, financial and business executives manages the process, with one or more senior business executives then monitoring and managing each of the identified risks. We also have an enterprise compliance risk management program that, among other things, assesses risks of doing business internationally and risks of modern slavery in our businesses. Our Board, including through its committees, oversees our ERM and enterprise compliance risk management programs and key human rights-related policies.

- We are committed to promoting values that foster human rights, acting with integrity and doing the right thing. Specifically, we have robust human rights policies and due diligence processes that are embedded within our operating and decision-making practices and reported on publicly. For example, our Human Rights Statement emphasizes our commitment to supporting the broad principles that promote human rights in the United Nations' Universal Declaration of Human Rights. Our Code of Conduct for Suppliers and Business Partners sets forth our expectation that third-party partners prevent forced labor and human trafficking in their supply chains, and our annual Statement on Modern Slavery and Supply Chain Values reports on our third-party risk management framework for human rights, including, as appropriate, due diligence, training and auditing activities. We continuously review our human rights policies and practices to ensure that they remain appropriately designed and responsive to a dynamic landscape. We also encourage employees, suppliers and business partners around the world to report suspected illegal or unethical conduct, provide several channels for doing so, investigate allegations and develop an appropriate course of action based on our findings.

- We also partner and engage with external stakeholders, including industry and peer groups such as the Responsible Business Alliance, which is dedicated to enhancing corporate social responsibility in global supply chains, to stay aware of the shifting challenges and opportunities.

For the reasons set forth above, our Board unanimously recommends AGAINST this proposal.

Information about Stock Ownership

Outstanding Shares and Voting Rights

At the close of business on April 3, 2023, the record date, we had outstanding 4,168,775,165 shares of Class A common stock and 9,444,375 shares of Class B common stock.

On each matter to be voted on, the holders of Class A common stock and Class B common stock will vote together. As of the record date, each holder of Class A common stock is entitled to 0.06797 votes per share and each holder of Class B common stock is entitled to 15 votes per share.

We must have a quorum to carry on the business of the annual meeting of shareholders. This means that, for each matter presented, shareholders entitled to cast a majority of the votes that all shareholders are entitled to cast on that matter must be represented at the meeting, either by proxy or by attending the meeting. If the meeting is adjourned for one or more periods aggregating at least five days due to the absence of a quorum, those shareholders who are entitled to vote and who attend the adjourned meeting, even though they do not constitute a quorum as described above, will constitute a quorum for the purpose of electing directors at such reconvened meeting. If the meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, shareholders who are entitled to vote and who attend the adjourned meeting, even though they do not constitute a quorum as described above, will constitute a quorum for the purpose of acting on any matter described in this proxy statement other than the election of directors.

The director candidates who receive the most votes will be elected to fill the available seats on our Board. Approval of the other proposals requires the favorable vote of a majority of the votes cast. Only votes for or against a proposal count for voting purposes. Withheld votes in regard to the election of directors, abstentions and broker nonvotes count for quorum purposes, but have no effect on the outcome of the proposals. Broker nonvotes occur on a matter when a bank, brokerage firm or other nominee is not permitted by applicable regulatory requirements to vote on that matter without instruction from the owner of the shares and no instruction is given. Absent instructions from you, your broker may vote your shares on the ratification of the appointment of our independent auditors, but may not vote your shares on the election of directors or any of the other proposals.

Principal Shareholders

This table sets forth information as of December 31, 2022 about persons we know to beneficially own more than 5% of any class of our voting common stock.

TITLE OF VOTING CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS
Class A common stock	The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	402,183,025[1]	9.3%
Class A common stock	BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	327,366,215[2]	7.6%
Class B common stock	Brian L. Roberts One Comcast Center, Philadelphia, PA 19103	9,444,375[3]	100%

[1] This information is based upon a Schedule 13G/A filing with the SEC on February 9, 2023 made by The Vanguard Group setting forth information as of December 31, 2022. The Vanguard Group disclosed having sole voting power over 0 shares of our Class A common stock, shared voting power over 6,174,703 shares of our Class A common stock, sole dispositive power over 383,658,992 shares of our Class A common stock and shared dispositive power over 18,524,033 shares of our Class A common stock.

[2] This information is based upon a Schedule 13G/A filing with the SEC on February 7, 2023 made by BlackRock, Inc. setting forth information as of December 31, 2022. BlackRock, Inc. disclosed having sole voting power over 295,234,402 shares of our Class A common stock and sole dispositive power over 327,366,215 shares of our Class A common stock.

[3] Includes 9,039,663 shares of Class B common stock owned by a limited liability company of which Mr. Roberts is the managing member and 404,712 shares of Class B common stock owned by certain family trusts of which Mr. Roberts and/or his descendants are the beneficiaries. The shares of Class B common stock beneficially owned by Mr. Roberts represent 33 1/3% of the combined voting power of the two classes of our voting common stock, which percentage is generally non-dilutable under the terms of our articles of incorporation. Under our articles of incorporation, each share of Class B common stock is convertible at the shareholder's option into a share of Class A common stock. For information regarding Mr. Roberts' beneficial ownership of Class A common stock, see the table immediately below, "Security Ownership of Directors and Executive Officers."

Security Ownership of Directors and Executive Officers

This table sets forth information about the amount of common stock beneficially owned by (i) our current directors (all of whom are also director nominees), (ii) the NEOs listed in "Executive Compensation Tables – Summary Compensation Table" and (iii) our current directors and executive officers as a group. No shares of common stock held by our directors or executive officers are held in margin accounts or have been hedged or pledged.

NAME OF BENEFICIAL OWNER	AMOUNT BENEFICIALLY OWNED[1]		PERCENT OF CLASS	
	CLASS A[2]	CLASS B	CLASS A[2]	CLASS B
Kenneth J. Bacon	36,831	—	*	—
Thomas J. Baltimore, Jr.	5,196[3]	—	*	—
Madeline S. Bell	44,539[4]	—	*	—
Edward D. Breen	113,611	—	*	—
Michael J. Cavanagh	4,932,946[5]	—	*	—
Gerald L. Hassell	184,553	—	*	—
Jeffrey A. Honickman	379,928[6]	—	*	—
Maritza G. Montiel	21,593[7]	—	*	—
Asuka Nakahara	56,437	—	*	—
David C. Novak	378,115[8]	—	*	—
Brian L. Roberts	32,233,621[9]	9,444,375[10]	*	100%[10]
Jeff Shell	1,093,911[11]	—	*	—
Dana Strong	599,754	—	*	—
David N. Watson	3,090,487[12]	—	*	—
All directors and executive officers as a group (15 persons)	39,720,599	9,444,375	*	100%

* Less than 1% of the outstanding shares of the applicable class.

[1] Beneficial ownership as of March 1, 2023 (except for Mr. Baltimore, which is as of March 15, 2023 when he first became a director) has been determined in accordance with Rule 13d-3 under the Exchange Act.

[2] Includes beneficial ownership of the following number of shares for which the following persons hold options exercisable on or within 60 days of March 1, 2023: Mr. Cavanagh, 3,333,250; Mr. Roberts, 5,385,024; Mr. Shell, 632,603; Ms. Strong, 475,620; Mr. Watson, 2,034,676; and all executive officers as a group, 9,913,826.

Includes beneficial ownership of the following number of shares underlying stock units held by the following persons that vest on or within 60 days of March 1, 2023: Mr. Cavanagh, 118,162; Mr. Roberts, 146,180; Mr. Shell, 53,496; Ms. Strong, 29,724; Mr. Watson, 71,981; and all executive officers as a group, 326,787.

Includes the following number of shares that will be paid at a future date in stock under our deferred compensation plans for the following persons: Ms. Bell, 36,035; Mr. Breen, 1,627; Mr. Hassell, 179,843; Mr. Honickman, 258,495; Ms. Montiel, 20,795; Mr. Nakahara, 52,245; and Mr. Novak, 48,565.

[3] Includes 477 shares held by his spouse.

[4] Includes 2,200 shares held jointly by her and her spouse and 400 shares held by her spouse.

[5] Includes 238,540 shares and 1,167,777 shares underlying options held by a trust of which his spouse is a trustee.

[6] Includes 20,150 shares held by trusts of which he is a trustee.

[7] Includes 425 shares held in an individual retirement account.

[8] Includes 500 shares held by family trusts.

[9] Includes 286,044 shares owned by his spouse; 1,507,510 shares owned by a family charitable foundation of which his spouse is a trustee; 13,712,646 shares owned by limited liability companies of which he is the managing member; and 6,775,600 shares owned by certain family trusts. Does not include shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by him; if he were to convert the Class B common stock into Class A common stock, he would beneficially own approximately 1% of the Class A common stock.

[10] See footnote (3) under "— Principal Shareholders" above.

[11] Includes 632,603 stock options that were forfeited and canceled upon Mr. Shell's termination of employment in April 2023.

[12] Includes 140 shares owned by his spouse; 5,328 shares owned by his children; and 440,842 shares held in family trusts.

Delinquent Section 16(a) Reports

Our directors and executive officers file reports with the SEC pursuant to Section 16(a) of the Exchange Act indicating the number of shares of any class of our equity securities they owned when they became a director or executive officer and, after that, any changes in their ownership of our equity securities. Based on our review of such reports and written representations from the individuals required to file the reports, we believe that all filings required to be made by our reporting persons for 2022 were made on a timely basis.

Compensation of Directors

Director Compensation Program

From time to time, the CHC Committee directs an independent compensation consultant to provide analyses with respect to various nonemployee director compensation data. Korn Ferry last provided this analysis in 2021. For 2022, our nonemployee directors received annual compensation as follows:

DIRECTOR FEES



Annual Retainer	$110,000
+	
FMV of Annual Grant of Shares of CMCSA	$195,000

COMMITTEE MEMBERSHIP FEES



	Chair	Member
Audit Committee	$40,000	$15,000
Compensation and Human Capital Committee	$40,000	$15,000
Governance and Corporate Responsibility Committee	$20,000	$12,500

■ Chair ■ Member

The annual retainer may be received, at the election of the nonemployee director, in shares of Class A common stock, the receipt of which may be deferred in whole or in part. The receipt of the annual stock grant (which is fully vested upon grant) also may be deferred in whole or in part, as may any fees received by a director. Deferred fees must be invested notionally in a third-party mutual or exchange fund or our Class A common stock fund (with dividends being reinvested in Comcast stock).

A director emeritus receives an annual cash payment equal to the fair market value of our annual stock grant and the same annual Board retainer as provided above for nonemployee directors for the first year of service and remains eligible for participation in our deferred compensation plans as an active participant for the first two years of service.

Nonemployee directors and directors emeritus are reimbursed for travel expenses for meetings attended and are provided with our high-speed internet, video, voice and home security and automation services at two residences, if in our service areas, at no cost during the time they serve, and for five years thereafter.

Director Stock Ownership Policy

Our nonemployee director stock ownership policy requires our nonemployee directors to hold a number of shares of our common stock having a value equal to five times the director's annual cash retainer. Each nonemployee director has a period of five years following his or her first year of service to reach this ownership requirement. For purposes of this policy, "ownership" includes 60% of any deferred shares. In determining compliance, the CHC Committee may consider any noncompliance that occurs solely or primarily as a result of a decline in the market price of our stock. All nonemployee directors satisfied the requirements of our stock ownership policy in 2022.

Director Compensation

The following table sets forth specified information regarding the compensation of our nonemployee directors in 2022. No information is provided for Mr. Roberts, who is an employee director and does not receive compensation for his services as a director.

NAME	FEES EARNED OR PAID IN CASH[1] ($)	STOCK AWARDS[2] ($)	TOTAL ($)
Kenneth J. Bacon	130,000	195,005	325,005
Madeline S. Bell	122,500	195,005	317,505
Naomi M. Bergman[3]	62,500	—	62,500
Edward D. Breen	150,000	195,005	345,005
Gerald L. Hassell	125,000	195,005	320,005
Jeffrey A. Honickman	162,500	195,005	357,505
Maritza G. Montiel	125,000	195,005	320,005
Asuka Nakahara	125,000	195,005	320,005
David C. Novak	125,000	195,005	320,005

[1] This column represents all cash retainers and meeting fees earned by our nonemployee directors in 2022, regardless of whether such amounts were deferred or elected to be received in shares of our Class A common stock. Refer to footnote (2) of the Security Ownership of Directors and Executive Officers table for information on shares deferred by directors.

[2] The amounts in this column represent the aggregate grant date fair value for each award of shares of Class A common stock granted in 2022, in accordance with FASB ASC Topic 718. The amounts in this column were calculated using the valuation assumptions discussed in the "Share-Based Compensation" footnote to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2022. The amounts were determined by multiplying the Class A common stock closing price on November 20, 2022 by the number of shares subject to the grant.

[3] Ms. Bergman's term ended in June 2022 and she is not a nominee for director at our 2023 annual meeting.

Related Party Transactions Policy and Certain Transactions

We review all transactions, except for certain de minimis transactions as set forth in our related party transactions policy, involving us in which any of our directors, director nominees, significant shareholders and executive officers and their immediate family members are participants, to determine whether such person has a direct or indirect material interest in the transaction. All directors, director nominees and executive officers are required to promptly notify our Chief Legal Officer of any proposed transaction involving us in which such person has a direct or indirect material interest. The proposed transaction is then reviewed by either the independent members of our Board as a whole, the GCR Committee or the Audit Committee to determine whether the proposed transaction is a related party transaction under our policy. In reviewing any related party transaction, the independent members of the Board as a whole, the GCR Committee or the Audit Committee will determine whether or not to approve or ratify the transaction based on all relevant facts and circumstances, including the following:

- the materiality and character of the related person's interest in the transaction;
- the commercial reasonableness of the terms of the transaction;
- the benefit and perceived benefit, or lack thereof, to our company;
- the opportunity costs of alternate transactions; and
- the actual or apparent conflict of interest of the related person.

If the reviewing body determines that a transaction has potential conflict of interest issues and other circumstances warrant, it may also recommend that a special committee review the transaction. After such review, the reviewing body approves or ratifies the transaction only if it determines that the transaction is in, or not inconsistent with, the best interests of our company and our shareholders. Our related party transactions policy is posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*.

Related Party Transactions

In connection with Mr. Roberts' use of an aircraft he leases from a third party, we have agreed to provide various operational services for the aircraft for Mr. Roberts and his immediate family members, including by providing pilots and performing general operational and maintenance services. Pursuant to this agreement, Mr. Roberts is responsible for reimbursing us for the costs we incur in operating and maintaining the aircraft. For 2022, Mr. Roberts paid us an aggregate of approximately $262,000 related to this agreement.

Mr. Roberts' son is an employee of Comcast Spectacor, one of our business units. He received approximately $703,000 in compensation from us and also participated in our employee benefit plans on the same basis as other similarly situated employees in 2022.

Other Information

Who May Vote

Holders of record of Class A and Class B common stock of Comcast at the close of business on April 3, 2023 may vote at the annual meeting of shareholders. The Notice of Internet Availability of Proxy Materials (the "Notice") is being mailed, and this proxy statement is being made available, to our shareholders beginning on or about April 28, 2023.

Participating and Voting at the Meeting

Attendance at the meeting for purposes of voting and asking questions is limited to shareholders of record on April 3, 2023. Please be sure to have your proxy voting card or notice with you so that you may access your 16-digit control number to log on to the meeting. If your shares are held in the name of your bank, brokerage firm or other nominee, please have your voting instruction form received from your bank, brokerage firm or other nominee, which will contain the relevant control number.

If you encounter any difficulties accessing the virtual meeting, please call the technical support number that will be posted on the meeting login page. If there are any technical issues in convening or hosting the meeting, we will promptly post information to the Investors section of our website at *www.cmcsa.com*, including information on when the meeting will be reconvened. If your shares are held in the name of your bank, brokerage firm or other nominee and you have any questions about your control number, please contact the bank, brokerage firm or other nominee that holds your shares.

Conduct of the Meeting

The Chairman of our Board (or any other person designated by our Board) has broad authority to conduct the annual meeting of shareholders in an orderly manner. This authority includes establishing and enforcing rules of conduct, which will be available at the meeting online, for shareholders who wish to participate in the meeting. We have structured our virtual meeting to provide shareholders the same rights as if the meeting were held in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. Questions may be submitted during the meeting in the online question box provided at the meeting. Questions submitted in accordance with the rules of conduct generally will be addressed in the order received (both with respect to specific agenda items and the general question and answer session) and will be read as submitted, unless the question is duplicative of a question already asked and answered or is deemed profane or otherwise inappropriate, in which case the question may be edited or paraphrased.

How to Vote

You may vote at the meeting or by proxy before the meeting. We recommend that you vote by proxy even if you plan to participate in the meeting. You can always change your vote at the meeting.

How Proxies Work

Our Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates. You also may vote for or against the other proposals or abstain from voting.

You can vote by proxy before the meeting in any of the following ways:







Internet

Go to *www.proxyvote.com* or scan the QR code on your Notice or proxy card with a smartphone or tablet, and then follow the instructions outlined on the secure website.

Telephone

Call toll free 1-800-690-6903 and follow the instructions provided on the recorded message. If you hold shares beneficially, through a broker, brokerage firm, bank or other nominee, please refer to the instructions your broker, brokerage firm, bank or other nominee provided to you regarding voting by telephone.

Mail

Complete, sign and date your proxy card and return it in the enclosed envelope.

If you vote via the internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on June 6, 2023.

If your shares are held in the name of your bank, brokerage firm or other nominee, please follow the voting instructions you received from your bank, brokerage firm or other nominee.

If you give us your signed proxy but do not specify how to vote, we will vote your shares (i) in favor of (a) the director candidates, (b) the ratification of the appointment of our independent auditors, (c) the approval of the Comcast Corporation 2023 Omnibus Equity Incentive Plan, (d) the approval of the Amended and Restated Comcast Corporation 2002 Employee Stock Purchase Plan, (e) the approval, on an advisory basis, of our executive compensation and (f) conducting the advisory vote on executive compensation every "one year"; and (ii) against each of the shareholder proposals.

Matters to be Presented

We are not aware of any matters to be presented at the meeting other than those described in this proxy statement. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is postponed or adjourned, the proxies will vote your shares on the new meeting date in accordance with your previous instructions, unless you have revoked your proxy.

Revoking a Proxy

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date, including a proxy given via the internet or by telephone;
- notifying our Secretary in writing before the meeting at the address given below; or
- voting in person at the meeting.

Notice of Electronic Availability of Proxy Materials

Pursuant to the rules of the SEC, we are making this proxy statement and our Annual Report on Form 10-K available to our shareholders electronically via the internet. In compliance with this e-proxy process, on or about April 28, 2023, we mailed to our shareholders of record and beneficial owners the Notice containing instructions on how to access this proxy statement and our Annual Report on Form 10-K via the internet and how to vote online. As a result, you will not receive a paper copy of the proxy materials unless you request one. All shareholders may access the proxy materials on the website referred to in the Notice and in this proxy statement and request to receive a set of the proxy materials by mail or electronically, in either case, free of charge. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. By participating in the e-proxy process, we reduce the impact of our annual meeting of shareholders on the environment and save money on the cost of printing and mailing documents to you. See "Electronic Access to Proxy Materials and Annual Report on Form 10-K" below for further information on electing to receive proxy materials electronically.

Additional Information on the Annual Meeting of Shareholders

If you have questions or would like more information about the annual meeting of shareholders, you can contact us in any of the following ways:

- ***Via the internet:*** Go to *www.proxyvote.com* or scan the QR code on your Notice or proxy card with a smartphone or tablet.

- ***By telephone:*** Call toll free 1-866-281-2100

- ***By writing:*** Thomas J. Reid, Secretary
  Comcast Corporation
  One Comcast Center
  Philadelphia, PA 19103

Shareholder Proposals for Next Year

Any shareholder proposals intended to be presented at our 2024 annual meeting of shareholders and considered for inclusion in our proxy materials under Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be received no later than the close of business on December 30, 2023 and must comply with the procedures and requirements of Rule 14a-8. Shareholder proposals failing to comply with the procedures of Rule 14a-8 under the Exchange Act will be excluded. If the date of our 2024 annual meeting is more than 30 days from June 7, 2024, we will publicly announce a different submission deadline from that set forth above, in compliance with SEC rules.

Any shareholder proposals (other than those proposals seeking to nominate directors) that are intended to be presented at the annual meeting of shareholders in 2024 but not to be included in our proxy materials must comply with the advance notice provision in Section 2.09 of our bylaws. If we call the 2024 annual meeting of shareholders for a date between May 8, 2024 and July 7, 2024, we must receive notice of the proposal at the mailing address given on page 90 on or after February 8, 2024 and no later than the close of business on March 9, 2024. If we call the 2024 annual meeting of shareholders for any other date, we must receive notice of the proposal no later than the close of business on the tenth day following the day on which we first make a public announcement of the date of the meeting. If notice is not received by the close of business on March 9, 2024 (or the close of business on the tenth day following the day we publicly announce the date of our 2024 annual meeting of shareholders, if such meeting is not called for a date between May 8, 2024 and July 7, 2024), the shareholder proposals will be deemed "untimely."

Shareholders who wish to nominate directors for election must comply with the procedures described under "Corporate Governance and Board Matters – Board of Directors Nominees – Director Nominations – Shareholder Nominees."

All shareholder proposals should be directed to Thomas J. Reid, Secretary, Comcast Corporation, at our mailing address given on page 90.

Solicitation of Proxies

We pay the cost of this proxy solicitation. Pursuant to SEC rules, we are making this proxy statement and our Annual Report on Form 10-K available to our shareholders electronically via the internet. In addition to soliciting proxies by the internet and mail, we expect that a number of our employees will solicit shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for aggregate fees of approximately $32,500 plus reasonable out-of-pocket costs and expenses. The agreement with D.F. King contains customary indemnification provisions. We will, on request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Electronic Access to Proxy Materials and Annual Report on Form 10-K

Shareholders can access this proxy statement and our Annual Report on Form 10-K via the internet at *www.proxyvote.com* or by scanning the QR code on the Notice or proxy card with a smartphone or tablet, and then following the instructions outlined on the secure website. For future annual meetings of shareholders, shareholders can consent to accessing their proxy materials, including the Notice, the proxy statement and the annual report, electronically in lieu of receiving them by mail. To receive materials electronically, you will need access to a computer and an e-mail account. You will have the opportunity to revoke your request for electronic delivery at any time without charge.

If you are a registered shareholder and you have not already done so, you can choose this electronic delivery option by following the instructions provided when voting via the internet and provided on the proxy card. Your choice will remain in effect unless you revoke it by contacting our transfer agent, Equiniti Trust Company D/B/A EQ Shareowner Services ("EQ Shareowner Services"), at 1-888-883-8903 or P.O. Box 64854, St. Paul, MN 55164-0854 or by signing on to your account at *https://www.shareowneronline.com/comcast*. You may update your electronic address by contacting EQ Shareowner Services.

If you hold your shares through a bank, brokerage firm or other nominee and you have not already done so, you can choose this electronic delivery option by contacting your nominee or by following the instructions provided when voting via the internet. Your choice will remain in effect unless you revoke it by contacting your nominee. You may update your electronic address by contacting your nominee.

Important Notice Regarding Delivery of Shareholder Documents

Under SEC rules, delivery of each Notice or a single proxy statement and annual report, as applicable, in a single envelope to two or more shareholders sharing the same mailing address is permitted under certain conditions. This procedure, called "householding," is available if all of the following criteria are met:

- you have the same address as other shareholders registered on our books;
- you have the same last name as the other shareholders; and
- your address is a residential address or post office box.

If you meet this criteria, you are eligible for householding and the following terms apply. If you are not eligible, please disregard this notice.

How do I consent to, or discontinue, the householding process of receiving just one set of annual disclosure materials?

To give your consent to, or to discontinue, householding, please notify our transfer agent, EQ Shareowner Services, at 1-888-883-8903 or by mail at P.O. Box 64874, St. Paul, MN 55164-0854 if you are a registered shareholder, or your bank or broker if you are a beneficial shareholder. Registered and beneficial shareholders may also discontinue householding by contacting Broadridge by phone at (866) 540-7095 or by mail at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

The householding consent is considered perpetual, which means you will continue to receive a single envelope containing each Notice for the household or a single proxy statement and annual report, as applicable, in the future unless you discontinue this process.

Appendix A: Reconciliations of Non-GAAP Financial Measures

We believe that the presentation of financial measures not in accordance with generally accepted accounting principles in the United States ("GAAP") provides useful information to investors regarding our results of operations and financial condition. Our non-GAAP financial measures should be considered in addition to, but not as a substitute for, operating income, net income, net income attributable to Comcast Corporation, earnings per common share attributable to Comcast Corporation shareholders, net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP.

We define Adjusted EBITDA as net income attributable to Comcast Corporation before net income (loss) attributable to noncontrolling interests, income tax expense, investment and other income (loss), net, interest expense, depreciation and amortization expense, and other operating gains and losses (such as impairment charges related to fixed and intangible assets and gains or losses on the sale of long-lived assets), if any. From time to time we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as significant legal settlements) that affect the period-to-period comparability of our operating performance. Additional information and reconciliations of Adjusted EBITDA to net income attributable to Comcast Corporation for the years ended December 31, 2020, 2021 and 2022 are set forth in "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" on pages 52-53 of our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on February 3, 2023 (the "10-K").

Constant currency and constant currency growth rates are calculated by comparing the prior year results adjusted to reflect the average exchange rates from the current year rather than the actual exchange rates that were in effect during the respective prior year. Additional information and a reconciliation of Sky's constant currency revenue and Adjusted EBITDA growth rates for 2022 is set forth in "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" on pages 52-53 of the 10-K.

We define Free Cash Flow as net cash provided by operating activities (as stated in our Consolidated Statement of Cash Flows) reduced by capital expenditures and cash paid for intangible assets. From time to time, we may exclude from Free Cash Flow the impact of certain cash receipts or payments (such as significant legal settlements) that affect period-to-period comparability. Cash payments related to certain capital or intangible assets, such as the construction of Universal Beijing Resort, are presented separately in our Consolidated Statement of Cash Flows and are therefore excluded from capital expenditures and cash paid for intangible assets for Free Cash Flow. We believe Free Cash Flow provides a meaningful measure of liquidity and a useful basis for assessing our ability to repay debt, make strategic acquisitions and investments, and return capital to investors through stock repurchases and dividends. It is also a significant performance measure in our annual incentive compensation programs. Additionally, we believe Free Cash Flow is useful to investors as a basis for comparing our performance and coverage ratios with other companies in our industries, although our measure of Free Cash Flow may not be directly comparable to similar measures used by other companies. Free Cash Flow has certain limitations, including that it does not represent the residual cash flow available for discretionary expenditures since other non-discretionary payments, such as mandatory debt repayments, are not deducted from the measure.

RECONCILIATION FROM NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
($ in millions)

	YEAR ENDED DECEMBER 31,		
	2022	2021	2020
Net cash provided by operating activities	**26,413**	**29,146**	**24,737**
Capital expenditures	(10,626)	(9,174)	(9,179)
Cash paid for capitalized software and other intangible assets	(3,141)	(2,883)	(2,455)
Adjustments related to legal settlements	—	—	177
Free Cash Flow	**12,646**	**17,089**	**13,280**

Appendix B: Nasdaq Board Diversity Matrix

BOARD DIVERSITY MATRIX				
	As of April 28, 2022		As of April 28, 2023	
Total Number of Directors	10		10	
	Female	**Male**	**Female**	**Male**
Part I: Gender Identity				
Directors	3	7	2	8
Part II: Demographic Background				
Black or African American	—	1	—	2
Asian or Pacific Islander	—	1	—	1
Hispanic/Latino/a/e	1	—	1	—
White	2	5	1	5

Appendix C: Comcast Corporation 2023 Omnibus Equity Incentive Plan

1. **BACKGROUND AND PURPOSE.**

   (a) Background. COMCAST CORPORATION, a Pennsylvania corporation, hereby establishes this Comcast Corporation 2023 Omnibus Equity Incentive Plan (the "Plan"). The Plan shall, effective as of the Effective Date, supersede and replace (i) the Comcast Corporation 2002 Restricted Stock Plan (the "RS Plan") and (ii) the Comcast Corporation 2003 Stock Option Plan (the "Stock Option Plan"), and shall apply to Awards granted on and after the Effective Date.

   (b) Purpose. The purpose of the Plan is to promote the ability of the Company to recruit and retain employees and other eligible service providers and enhance the growth and profitability of the Company by providing the incentive of long-term awards for continued employment or other service and the attainment of performance objectives.

   (c) Grant Documentation. Each Award shall be evidenced by a written instrument containing such terms and conditions not inconsistent with the Plan as the Committee may determine (an "Award Agreement"). The issuance of Shares under the Plan shall be subject to all of the applicable requirements of the Plan, the applicable Award Agreement, the corporation law of the Company's state of incorporation and other applicable laws, including applicable securities laws, and all Shares issued under the Plan shall be subject to the terms and restrictions contained in the Articles of Incorporation and Bylaws of the Company, as amended from time to time.

   (d) References to Written Forms, Elections and Notices. Any action under the Plan that requires a written form, election, notice or other action shall be treated as completed if taken via electronic or other means.

2. **DEFINITIONS.**

   (a) "Affiliate" means, with respect to any Person, any other person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, the term "control," including its correlative terms "controlled by" and "under common control with," mean, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

   (b) "Award" means an award of Restricted Stock Units, Restricted Stock, Options, SAR, or Other Share-Based Award granted under the Plan.

   (c) "Board" means the Board of Directors of the Company.

   (d) "Cause" has the meaning set forth in the Participant's applicable employment, severance, consulting or similar agreement with any applicable Participating Company, if any, or if no such definition exists, means (i) fraud; (ii) misappropriation; (iii) embezzlement; (iv) gross negligence in the performance of duties; (v) self-dealing; (vi) dishonesty; (vii) misrepresentation; (viii) conviction of a crime of a felony; (ix) material violation of any Company policy; (x) material violation of the Company's Code of Conduct or, (xi) in the case of an employee of a Company who is a party to an employment agreement with a Company, material breach of such agreement.

   (e) "Change in Control" means:

   (i) Except as provided in Section 2(e)(ii), "Change in Control" means the occurrence of any one or more of the following events:

   (A) any person or "group" (as defined in Section 13(d) of the Exchange Act) (each, a "Person"), other than an employee benefit plan or trust maintained by the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's outstanding securities entitled to vote generally in the election of directors, unless a majority of the directors of the Company in office immediately preceding the date on which such Person acquires such beneficial ownership, by resolution negates the effectiveness of this provision in a particular circumstance);

   (B) at any time during a period of 12 consecutive months, individuals who at the beginning of such period constituted the Board and any new member of the Board whose election or nomination for election was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was so approved, cease for any reason to constitute a majority of members of the Board;

(C) the consummation of a merger, consolidation, amalgamation, reorganization or similar business transaction or series of related transactions involving the Company or any of its subsidiaries with any other corporation or entity, which would result in the combined voting power of the Company's securities entitled to vote generally in the election of directors outstanding immediately prior to such transaction or series of related transactions representing (either by remaining outstanding or being converted into voting securities of the surviving entity or, if applicable, the ultimate parent thereof) less than a majority of the combined voting power of the Company or such surviving entity or parent outstanding immediately after such transaction or series of related transactions;

(D) the consummation of any sale, lease, exchange or other transfer to any Person of all or substantially all of the assets of the Company, in one transaction or a series of related transactions; or

(E) the approval by the shareholders of the Company of a liquidation or dissolution of the Company.

(ii) With respect to the distribution of amounts subject to an Award that constitute "deferred compensation" (within the meaning of Section 409A of the Code), the term "Change in Control" shall mean any transaction or series of transactions that constitutes a change in the ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company, within the meaning of Section 409A of the Code.

(f) "Code" means the Internal Revenue Code of 1986, as amended.

(g) "Committee" means the Compensation and Human Capital Committee of the Board or any other committee or subcommittee designated by the Board; provided that all references to the Committee shall be treated as references to the Committee's delegates with respect to any Award granted within the scope of the delegate's authority pursuant to Section 5(c).

(h) "Common Stock" means the Company's Class A Common Stock, par value, $0.01.

(i) "Company" means Comcast Corporation, a Pennsylvania corporation, including any successor thereto by merger, consolidation, amalgamation, acquisition of all or substantially all the assets thereof, or otherwise.

(j) "Date of Grant" means the date on which an Award is granted.

(k) "DCP" means the Comcast Corporation 2005 Deferred Compensation Plan, and any successor plan thereof.

(l) "Director Emeritus" means an individual designated by the Board, in its sole discretion, as Director Emeritus, pursuant to the Board's Director Emeritus Policy.

(m) "Disability" has the meaning set forth in the Participant's applicable employment, severance, consulting or similar agreement with any applicable Participating Company, if any, or if no such definition exists, means: (i) a Participant's substantial inability to perform Participant's employment duties due to partial or total disability or incapacity resulting from a mental or physical illness, injury or other health-related cause for a period of 12 consecutive months or for a cumulative period of 52 weeks in any two-calendar year period; or (ii) for any Incentive Stock Option, a disability within the meaning of section 22(e)(3) of the Code.

(n) "Effective Date" means June 7, 2023, subject to approval by the shareholders of the Company.

(o) "Eligible Employee" means an employee of a Participating Company or any prospective employee who has accepted an offer of employment from any Participating Company, in each case as determined by the Committee.

(p) "Fair Market Value" means: (i) if Shares are listed on a stock exchange, Fair Market Value shall be determined based on the last reported sale price of a share on the principal exchange on which shares are listed on the date of determination, or if such date is not a trading day, the next trading date and (ii) if Shares are not so listed nor trades of Shares so reported, Fair Market Value shall be determined by the Committee in good faith and in a manner consistent with the requirements of Section 409A of the Code. For purposes of Section 9(b) and Section 11 (except to the extent that the Participant pays the full option price and all applicable withholding taxes in cash, by certified check, surrender or attestation to ownership of Shares or via cashless exercise, as described in Section 9(b)(i), (ii), (iii), and (iv) respectively), the Fair Market Value of Shares applied to pay the option price and the Fair Market Value of Shares withheld to pay applicable tax liabilities shall be determined based on the available price of Shares at the time the Option exercise transaction is executed.

(q) "Family Member" has the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the 1933 Act, and any successor registration statement thereunder.

(r) "Full-Value Award" means an Award of Restricted Stock, Restricted Stock Units or Other Share-Based Award.

(s) "Incentive Stock Option" means an Option granted under the Plan, designated by the Committee at the time of such grant as an Incentive Stock Option within the meaning of section 422 of the Code and containing the terms specified herein for Incentive Stock Options; provided, however, that, to the extent an Option granted under the Plan and designated by the Committee at the time of grant as an Incentive Stock Option fails to satisfy the requirements for an incentive stock option under section 422 of the Code for any reason, such Option shall be treated as a Non-Qualified Option.

(t) "Intrinsic Value" with respect to an Option or SAR means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(u) "Non-Employee Director" means an individual who is a member of the Board, and who is not an employee of a Participating Company, including an individual who is a member of the Board and who previously was, but at the time of reference is not, an employee of a Participating Company.

(v) "Non-Qualified Option" means:

    (i) an Option granted under the Plan, designated by the Committee at the time of such grant as a Non-Qualified Option and containing the terms specified herein for Non-Qualified Options; and

    (ii) an Option granted under the Plan and designated by the Committee at the time of grant as an Incentive Stock Option, to the extent such Option fails to satisfy the requirements for an incentive stock option under section 422 of the Code for any reason.

(w) "Option" means any stock option granted under the Plan and described in 3(c) or Section 3(d).

(x) "Other Eligible Service Provider" means (x) any individual, including an advisor, who is providing services to any Participating Company or who has accepted an offer of service or consultancy from any Participating Company and (y) any other service provider eligible to receive grants under a plan that is eligible for registration with the Securities and Exchange Commission on Form S-8.

(y) "Other Share-Based Award" means an Award granted pursuant to Section 10 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

(z) "Participant" means an Eligible Employee, Non-Employee Director or Other Eligible Service Provider who is granted an Award under the Plan.

(aa) "Participating Company" means the Company and each of the Subsidiary Companies.

(bb) "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization.

(cc) "Restricted Stock" means Shares subject to restrictions as set forth in an Award.

(dd) "Restricted Stock Unit" means a unit that entitles the Participant, upon the Vesting Date set forth in an Award, to receive one Share.

(ee) "Rule 16b-3" means Rule 16b-3 under the 1934 Act.

(ff) "SAR" means any right granted pursuant to Section 3(e) to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant.

(gg) "Section 16 Officer" means an "officer" of the Company, as defined pursuant to Rule 16a-1(f) under the 1934 Act.

(hh) "Share" or "Shares" means a share or shares of Common Stock, except as otherwise provided in this Section 2(hh). The term "Share" or "Shares" also means such other securities issued by the Company as may be the subject of an adjustment under Section 12.

(ii) "Subsidiary Companies" means all trades or businesses, whether or not incorporated, that, at the time in question, either (i) are in an unbroken chain of trades or businesses beginning with the Company if, each of the trades or businesses other than the Company in the unbroken chain owns equity interests possessing 50 percent or more of the total combined voting power of all classes of equity interests in one of the other trades or businesses in such chain, or (ii) the accounts of which are otherwise consolidated on the financial statements of the Company.

(jj) "Substitute Award" means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by a Participating Company or with which a Participating Company combines.

(kk) "Successor-in-Interest" means the estate or beneficiary to whom the right to payment under the Plan shall have passed by will or the laws of descent and distribution.

(ll) "Ten Percent Shareholder" means a person who on the Date of Grant owns, either directly or within the meaning of the attribution rules contained in section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporations, as defined respectively in sections 424(e) and (f) of the Code; provided that the employer corporation is the Company or a Subsidiary Company.

(mm) "Termination of Service" means:

(i) in the case of a Participant who is an Eligible Employee, the cessation of the employment relationship such that the Participant is no longer an employee of any Participating Company (without regard to whether such Participant continues on the Company's payroll for regular, severance or other pay or continues to participate in one or more health and welfare plans maintained by any Participating Company on the same basis as active employees), as determined in the discretion of the Committee; or

(ii) in the case of a Participant who is a Non-Employee Director or Other Eligible Service Provider, the date the performance of services for any Participating Company has ended, in each case as determined in the discretion of the Committee;

Notwithstanding the foregoing, (A) in the case of a Participant who is an Eligible Employee, (1) the transfer of employment between two employers, each of which is a Participating Company, or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for a Participating Company as a Non-Employee Director or Other Eligible Service Provider shall not be deemed a cessation of service that would constitute a Termination of Service and (2) a Termination of Service shall be deemed to occur for such Participant if such Participant is employed by, or performing services for, a Subsidiary Company when such Subsidiary Company ceases to be a Subsidiary Company unless otherwise determined in the discretion of the Committee, (B) in the case of a Participant who is a Non-Employee Director, if such a Participant is designated as a Director Emeritus upon cessation of the performance of service as a Non-Employee Director, such Participant shall not be treated as having had a Termination of Service until the Participant's termination of service as a Director Emeritus, and (C) with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a "separation of service" (as such term is defined under Section 409A of the Code).

(nn) "Third Party" means any Person, together with such Person's Affiliates; provided that the term "Third Party" shall not include the Company or an Affiliate of the Company.

(oo) "Vesting Date" means, as applicable: (i) the date on which the Participant vests in a Restricted Stock Unit, (ii) the date on which the restrictions imposed on a Share of Restricted Stock lapse or (iii) the date on which the Participant vests in an Option or SAR.

(pp) "1933 Act" means the Securities Act of 1933, as amended.

(qq) "1934 Act" means the Securities Exchange Act of 1934, as amended.

3. **RIGHTS TO BE GRANTED.** Rights that may be granted under the Plan are:

(a) Rights to Restricted Stock Units, which give the Participant the right to receive Shares upon a Vesting Date, as set forth in Section 8;

(b) Rights to Restricted Stock, which give the Participant ownership rights in the Shares subject to the Award, subject to a substantial risk of forfeiture, as set forth in Section 8;

(c) Incentive Stock Options, which give the Participant who is an employee of a Participating Company the right for a specified time period to purchase a specified number of Shares (to the extent of clause (i) of the definition thereof) for a price, except in the case of Substitute Awards that constitute incentive stock options, not less than the Fair Market Value on the Date of Grant;

(d) Non-Qualified Options, which give the Participant the right for a specified time period to purchase a specified number of Shares for a price, except in the case of Substitute Awards, not less than the Fair Market Value on the Date of Grant;

(e) SARs, which give the Participant the right upon exercise or settlement, to receive in cash, Shares or a combination thereof, the excess of (x) the Fair Market Value of one Share on the date of exercise or settlement over (y) the exercise or hurdle price of the right on the date of grant; and

(f) Other Share-Based Awards as set forth in Section 10.

4. **SHARES SUBJECT TO THE PLAN.**

    (a) <u>Shares Available for Grant</u>.

        (i) <u>Shares Available for Issuance</u>. Subject to adjustment as provided in Section 12 and except for Substitute Awards, not more than 275 million Shares, minus the number of Shares subject to any award granted under the RS Plan or the Stock Option Plan after March 31, 2023 and prior to the Effective Date, in the aggregate may be issued under the Plan pursuant to Awards, which shall also be the maximum number of Shares available for issuance pursuant to Incentive Stock Options. Subject to Section 4(a)(ii) and (iii), Shares subject to an Award shall be counted as used only to the extent that they are actually issued; provided that (A) any Shares withheld to satisfy the Participant's applicable tax withholding obligations or the option price of an Award pursuant to a cashless exercise and (B) any Shares subject to a SAR that are not issued in connection with the settlement of the SAR upon its exercise, shall be considered actually issued for purposes of this Section 4(a)(i) and will not again become available for issuance under the Plan.

        (ii) <u>Shares Returned to the Reserve</u>. If an Award is forfeited, canceled, terminates or expires (including an Option that has not been exercised in full), the Shares underlying such forfeited, canceled, terminated or expired Award shall return to the pool of Shares available for issuance under Section 4(a)(i).

        (iii) <u>Share Recycling Prohibitions</u>. If (A) the Company withholds Shares to satisfy the Participant's applicable tax withholding obligations in accordance with Section 11 or (B) an Option or SAR covering Shares is exercised pursuant to the cashless exercise provisions of Section 9(b)(iv), such withheld Shares described in clauses (A) and (B), shall not again become available for issuance under the Plan or increase the number of Shares available for issuance under the Plan. In addition, for the avoidance of doubt, no Options or SARs may be granted covering Shares repurchased by the Company on the open market with proceeds, if any, received by the Company on account of payment of the option price for an Option or SAR by Participants.

    (b) <u>Source of Shares</u>. The Shares issued under the Plan may, at the Company's option, be either Shares held in treasury or Shares originally issued for such purpose. Shares underlying Substitute Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which a Participating Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise), appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant under this Section 4.

5. **ADMINISTRATION AND INTERPRETATION OF THE PLAN.**

    (a) <u>Administration</u>. The Plan shall be administered by the Committee; <u>provided that</u>, the rules of the Plan shall apply so that all references in the Plan to the Committee shall be treated as references to either the Board or the Committee acting alone.

    (b) <u>Authority</u>. Subject to the express terms and conditions set forth in the Plan and applicable law, the Committee (or its delegate) shall have full power, authority and discretion to, from time to time:

        (i) select those Employees, Non-Employee Directors and Other Service Providers to whom Awards shall be granted under the Plan;

        (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan;

        (iii) determine the number of Shares to be covered by Awards;

        (iv) determine the terms and conditions of any Award (including the restrictions applicable to such Award and the conditions upon which a Vesting Date shall occur or upon which any Options shall become exercisable) and prescribe the form of each Award Agreement, which need not be identical for each Participant;

        (v) determine whether, to what extent, under what circumstances and by which methods Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended;

        (vi) amend terms or conditions of any outstanding Awards;

        (vii) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect;

        (viii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan;

        (ix) establish, prescribe, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and

(x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

All determinations by the Committee shall be final, conclusive and binding on all Persons, including the Participants and their beneficiaries. For the avoidance of doubt, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

(c) Delegation of Authority. To the extent permitted by applicable law, the Committee may delegate its authority with respect to the grant, amendment, interpretation and administration of Awards to a person, persons or committee, in its sole and absolute discretion. Actions taken by the Committee's duly-authorized delegate shall have the same force and effect as actions taken by the Committee. Any delegation of authority pursuant to this Section 5(c) shall continue in effect until the earliest of:

(i) such time as the Committee shall, in its sole and absolute discretion, revoke such delegation of authority;

(ii) in the case of delegation to a person that is conditioned on such person's continued service as an employee of the Company or as a member of the Board, the date such delegate shall cease to serve in such capacity for any reason; or

(iii) the delegate shall notify the Committee that he or she declines to continue to exercise such authority.

Notwithstanding anything to the contrary herein, the Committee may not delegate to any Person or committee (other than the Board) the authority to grant Awards or amend the terms of any Awards to any Participant then covered by Section 16 of the 1934 Act.

6. ELIGIBILITY FOR AWARDS.

(a) Eligibility. Except as set forth under Section 6(b), Awards may be granted to Eligible Employees, Other Eligible Service Providers and Non-Employee Directors who are selected by the Committee for the grant of Awards in its sole discretion. The terms and conditions of (i) Restricted Stock and Restricted Stock Units, (ii) Options and SARs, and (iii) Other Share-Based Awards shall be determined by the Committee, subject to Sections 8, 9 and 10, respectively.

(b) Incentive Stock Options. An Incentive Stock Option may be granted only to an Eligible Employee of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code). An Incentive Stock Option shall not be granted to a Ten Percent Shareholder except on such terms concerning the option price and term as are provided in Section 9(a) and Section 9(e) with respect to such a person. An Option designated as Incentive Stock Option granted to a Ten Percent Shareholder but which does not comply with the requirements of the preceding sentence shall be treated as a Non-Qualified Option. An Option designated as an Incentive Stock Option shall be treated as a Non-Qualified Option if the Participant is not an employee of a Company on the Date of Grant.

(c) Substitute Awards. Holders of equity compensation awards granted by a company that is acquired by a Participating Company (or whose business is acquired by a Participating Company) or with which a Participating Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

7. AWARDS—IN GENERAL.

(a) Time of Grant. All Awards shall be granted on or before the tenth (10th) anniversary of the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Committee to amend the Plan, shall extend beyond such date.

(b) Terms of Awards. Each Participant shall be provided with an Award Agreement specifying the terms of such Award, which such terms shall be determined in the discretion of the Committee and in no case inconsistent with the provisions of the Plan. The provisions of Awards need not be the same with respect to each Participant. The Committee shall determine in its discretion and specify in an applicable Award Agreement the vesting schedule (including any service and/or performance-vesting conditions applicable to any Award). Awards shall be granted for such cash or other consideration, if any, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law. The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

(c) <u>Restrictions on Transferability</u>. No Award shall be transferable other than by will or the laws of descent and distribution and, during the lifetime of the Participant, shall be exercisable only by him or for his benefit by his attorney-in-fact or guardian; <u>provided</u> that the Committee may, in its discretion, at the time of grant of an Award or by amendment of an Award Agreement, provide that the Award granted to or held by a Participant may be transferred, in whole or in part, to one or more transferees and exercised by any such transferee; <u>provided</u> further that (i) any such transfer is without consideration and (ii) each transferee is a Family Member with respect to the Participant; and <u>provided</u> further that any Incentive Stock Option granted pursuant to an Award Agreement which is amended to permit transfers during the lifetime of the Participant shall, upon the effectiveness of such amendment, be treated thereafter as a Non-Qualified Option. No transfer of an Award shall be effective unless the Committee is notified of the terms and conditions of the transfer and the Committee determines that the transfer complies with the requirements for transfers of Awards under the Plan and the Award Agreement. Any person to whom an Award is transferred shall be subject to the terms and conditions of the Plan and the applicable Award Agreement and, in the case of Options, such Person may exercise any such Options only in accordance with the provisions of Section 9(f) and this Section 7(c).

(d) <u>No Fractional Shares</u>. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(e) <u>Rights as Shareholders</u>. A Participant shall not have any rights as a shareholder with respect to any Shares subject to such Participant's Awards until (i) the applicable Award shall have been vested or exercised, as applicable, in accordance with the terms of the Plan and the applicable Award Agreement, (ii) as determined by the Committee, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or accounting or tax rules and regulations, (iii) the Participant has executed and delivered to the Company such representations or agreements as the Committee deems necessary or appropriate to satisfy any applicable laws, (iv) in the case of Options, the Participant shall have paid the full purchase price for the number of Shares in respect of which the Option was exercised and (v) the Participant shall have made arrangements acceptable to the Company for the payment of applicable taxes consistent with Section 11. The inability of either the Company or a Participant, as applicable, to obtain authority from any regulatory body having jurisdiction, which the Committee determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

(f) <u>Additional Restrictions</u>. All certificates, if any, for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise or settlement thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws (including as set forth in Section 15), and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

8. **RESTRICTED STOCK AND RESTRICTED STOCK UNIT AWARDS.** The Committee may grant Awards of Restricted Stock and Restricted Stock Units in accordance with the Plan; provided that the Committee may also grant Awards of Restricted Stock and Restricted Stock Units to Non-Employee Directors authorized by the Comcast Corporation Non-Employee Director Compensation Plan, or otherwise. The terms and conditions of Awards of Restricted Stock and Restricted Stock Units shall be set forth in an Award Agreement as determined from time to time by the Committee, consistent, however, with the following and Section 8:

(a) <u>Vesting/Lapse of Restrictions</u>. Subject to the provisions of the Plan and the applicable Award Agreement, (i) an Award of Restricted Stock or Restricted Stock Units shall be subject to such vesting terms and conditions (including service and/or performance-related vesting conditions) as determined in the discretion of the Committee and (ii) a Vesting Date for Restricted Stock or Restricted Stock Units subject to an Award shall occur at such time or times and on such terms and conditions as the Committee may determine and as are set forth in an applicable Award Agreement; <u>provided</u>, however, that except as otherwise provided by the Committee, a Vesting Date shall occur only if the Participant is an employee of the Participating Company as of such Vesting Date and has been an employee of a Participating Company continuously from the Date of Grant. The Award may provide for Restricted Stock or Restricted Stock Units to vest in installments, as determined by the Committee. Unless otherwise determined in the discretion of the Committee or provided in an applicable Award Agreement, in the event of a Participant's Termination of Service, all Restricted Shares and/or Restricted Stock Units as to which a Vesting Date has not occurred shall be forfeited by the Participant and deemed canceled by the Company. The Committee may, in its sole discretion, waive, in whole or in part, any remaining conditions to vesting with respect to such Participant's Restricted Stock or Restricted Stock Units.

(b) Rights of the Participant. Participants may have such rights with respect to Shares of Restricted Stock subject to an Award as may be determined by the Committee and set forth in the applicable Award Agreement, including the right to vote such Shares, and the right to receive dividends paid with respect to such Shares. A Participant whose Award consists of Restricted Stock Units shall not have the right to vote with respect to such Restricted Stock Units. An Award of Restricted Stock Units may provide that the Participant shall have the right to defer the receipt of Restricted Stock Units granted under such Award pursuant to the DCP, and as provided in the DCP.

(c) Dividends and Dividend Equivalents. The Committee may, in its discretion, provide for the payment of dividends or dividend equivalents with respect to Shares of Restricted Stock or Restricted Stock Units, which may be paid directly to the Participant, accrued and paid by the Company at such time or times specified in the applicable agreement specifying the terms of an Award, or treated as reinvested in additional Shares of Restricted Stock or additional Restricted Stock Units, or a combination thereof, as determined by the Committee in its sole discretion; provided that such dividends or dividend equivalents shall be subject to any performance or other vesting conditions that apply to the underlying Award, and Participants shall not be paid dividends or dividend equivalents with respect to any Shares of Restricted Stock or any Restricted Stock Units that have not vested.

(d) Delivery of Shares. For purposes of an Award of Restricted Stock or Restricted Stock Units, the Company may satisfy its obligation to deliver Shares issuable under such Award by arranging for the recording of the Participant's ownership of Shares issuable under such Award on a book entry recordkeeping system maintained on behalf of the Company. When a Vesting Date occurs with respect to all or a portion of an Award of Restricted Stock or Restricted Stock Units, the Company shall notify the Participant that a Vesting Date has occurred, and shall deliver to the Participant (or the Participant's Successor-in-Interest) Shares as to which a Vesting Date has occurred (or in the case of Restricted Stock Units, the number of Shares represented by such Restricted Stock Units) without any legend or restrictions (except those that may be imposed by the Committee, in its sole judgment, under Sections 7(f) or 15). The right to payment of any fractional Shares that may have accrued shall be satisfied in cash, measured by the product of the fractional amount times the Fair Market Value of a Share at the Vesting Date, as determined by the Committee.

9. **OPTIONS AND SARS.** All Options and SARs granted to Participants shall be evidenced by an applicable Award Agreement. The terms of each such Award Agreement for any Participant shall be determined from time to time by the Committee, consistent, however, with the following and Section 7:

(a) Option Price. Except as otherwise provided in Section 16(c), the option price per Share with respect to any Option shall be determined by the Committee, provided, however, that with respect to any Options, except in the case of Substitute Awards, the option price per share shall not be less than 100% of the Fair Market Value of such Share on the Date of Grant, and provided further that, with respect to any Incentive Stock Options granted to a Ten Percent Shareholder, the option price per Share shall not be less than 110% of the Fair Market Value of such Share on the Date of Grant.

(b) Payment Upon Exercise of Options. Full payment for Shares purchased upon the exercise of an Option shall be made pursuant to one or more of the following methods as determined by the Committee and set forth in the applicable Award Agreement:

(i) In cash;

(ii) By certified check payable to the order of the Company;

(iii) By surrendering or attesting to ownership of Shares with an aggregate Fair Market Value equal to the aggregate option price; provided that the option price may not be paid in Shares if the Committee determines that such method of payment would result in liability under Section 16(b) of the 1934 Act to a Participant. Except as otherwise provided by the Committee, if payment is made in whole or in part by surrendering Shares, the Participant shall deliver to the Company certificates registered in the name of such Participant (or record the equivalent thereof on a book entry recordkeeping system maintained by the Company) representing Shares legally and beneficially owned by such Participant, free of all liens, claims and encumbrances of every kind and having a Fair Market Value on the date of delivery that is equal to or greater than the aggregate option price for the applicable Shares underlying the Option subject to payment by the surrender of Shares, accompanied by any necessary stock powers duly endorsed in blank by the record holder of such Shares; and if payment is made in whole or in part by attestation of ownership, the Participant shall attest to ownership of Shares representing Shares legally and beneficially owned by such Participant, free of all liens, claims and encumbrances of every kind and having a Fair Market Value on the date of attestation that is equal to or greater than the aggregate option price for the Shares underlying the Option subject to payment by attestation of Share ownership. The Committee may impose such limitations and prohibitions on attestation of ownership of Shares and the use of Shares to exercise an Option as it deems appropriate; or

(iv) Via cashless exercise, such that, subject to the other terms and conditions of the Plan, following the date of exercise, the Company shall deliver to the Participant Shares having a Fair Market Value at the time of exercise, equal to the excess, if any, of (A) the Fair Market Value of such Shares at the time of exercise of the Option over (B) the sum of (1) the aggregate option price for such Shares, plus (2) the applicable tax withholding amounts (as determined pursuant to Section 11) for such exercise; provided that, in connection with such cashless exercise that would not result in the issuance of a whole number of Shares, the Company shall withhold cash that would otherwise be payable to the Participant from its regular payroll or the Participant shall deliver cash or a certified check payable to the order of the Company for the balance of the option price for a whole Share to the extent necessary to avoid the issuance of a fractional Share or the payment of cash by the Company (as provided in Section 9(c)).

(c) <u>Recording of Shares Upon Exercise of Options; Payment of Cash</u>. For purposes of the Plan, the Company may satisfy its obligation to deliver Shares following the exercise of Options by arranging for the recording of Participant's ownership of Shares issuable on the exercise of Options on a book entry recordkeeping system maintained by the Company. Following the exercise of an Option and the satisfaction of the conditions thereof, the Company shall deliver to the Participant the number of whole Shares issuable on the exercise of an Option and a check for the Fair Market Value on the date of exercise of any fractional Share to which the Participant is entitled.

(d) <u>Periods of Exercise of Options</u>. An Option shall be exercisable in whole or in part at such time or times as may be determined by the Committee and stated in the Award Agreement or as described in Section 9(g)(v)(B). Except as otherwise provided by the Committee in its discretion, no Option shall first become exercisable following a Participant's Termination of Service for any reason; provided that:

(i) In the event of a Participant's Termination of Service for any reason other than (x) due to death or Disability or (y) for Cause, any Option held by such Participant and which is then exercisable shall be exercisable for a period of 90 days following the date of such Participant's Termination of Service (unless a longer period is established by the Committee or set forth in an Award Agreement);

(ii) In the event of a Participant's Termination of Service due to Disability, any Option held by such Participant and which is then exercisable shall be exercisable for a period of one year following the date of such Participant's Termination of Service (unless a longer period is established by the Committee or set forth in an Award Agreement);

(iii) In the event of a Participant's Termination of Service by reason of such Participant's death, any Option held at death by such Participant which is then exercisable shall be exercisable for a period of one year from the date of death (unless a longer period is established by the Committee or set forth in an Award Agreement) by the person to whom the rights of the Participant shall have passed by will or by the laws of descent and distribution.

(iv) In the event that a Participant's Termination of Service for Cause, each unexercised Option held by such Participant shall automatically terminate and cease to be exercisable as of immediately prior to such Termination of Service; provided further, that in such event, in addition to immediate termination of the Option, the Participant, upon a determination by the Committee, shall automatically forfeit all Shares otherwise subject to delivery upon exercise of an Option but for which the Company has not yet delivered such Shares, upon refund by the Company of the applicable option price.

Notwithstanding anything to the contrary in this Section 9(c), in no event shall an Incentive Stock Option be exercisable after five years from the Date of Grant in the case of a grant to a Ten Percent Shareholder, nor shall any other Option be exercisable after ten years from the Date of Grant.

(e) <u>Date of Exercise</u>.

(i) <u>In General</u>. The date of exercise of an Option shall be the date on which notice of exercise is delivered to the Company, in the form and in such manner as provided by the Committee from time to time; provided, however, that the Company shall not be obligated to deliver any Shares pursuant to the exercise of an Option until the Participant shall have made payment in full of the option price for such Shares. Each such exercise shall be irrevocable when given. Each notice of exercise shall also comply with the requirements of Section 11.

(ii) <u>Automatic Exercise</u>. Immediately before the time at which any such Option is scheduled to expire in accordance with the terms and conditions of the Plan and the applicable Award Agreement, such Option shall be deemed automatically exercised, if such Option satisfies each of the following conditions:

(A) such Option is covered by a then current registration statement or a Notification under Regulation A under the 1933 Act,

(B) the last reported sale price of a Share on the principal exchange on which Shares are listed on the date of determination, or if such date is not a trading day, the last preceding trading day, exceeds the option price per Share by such amount as may be determined by the Committee or its delegate from time to time. Absent a contrary determination, such excess per Share shall be $0.01, and

(C) an Option subject to this Section 9(e)(ii) shall be exercised via cashless exercise, such that subject to the other terms and conditions of the Plan, following the date of exercise, the Company shall deliver to the Participant the number of Shares having a value, at the time of exercise, equal to the excess, if any, of (A) the value of such Shares based on the last reported sale price of such Shares on the principal exchange on which Shares are listed on the date of determination, or if such date is not a trading day, the last preceding trading date, over (B) the sum of (1) the aggregate option price for such Shares, plus (2) the applicable tax withholding amounts (as determined pursuant to Section 11) for such exercise; provided that, in connection with such cashless exercise that would not result in the issuance of a whole number of Shares, the Company shall pay cash in lieu of any fractional Share.

(f) Limitation on Exercise of Incentive Stock Options. The aggregate Fair Market Value (determined as of the time Options are granted) of the Shares with respect to which Incentive Stock Options may first become exercisable by a Participant in any one calendar year under the Plan and any other plan of the Company shall not exceed $100,000. The limitations imposed by this Section 9(f) shall apply only to Incentive Stock Options granted under the Plan, and not to any other Options. In the event an Eligible Employee receives an Option intended to be an Incentive Stock Option which is subsequently determined to have exceeded the limitation set forth above, or if an Eligible Employee receives Options that first become exercisable in a calendar year (whether pursuant to the terms of an Award Agreement, acceleration of exercisability or other change in the terms and conditions of exercise or any other reason) that have an aggregate Fair Market Value (determined as of the time the Options are granted) that exceeds the limitations set forth above, the Options in excess of the limitation shall be treated as Non-Qualified Options.

(g) SARs.

(i) SARs may be granted under the Plan to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to a specific Option granted under Section 9.

(ii) The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR. The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(iii) Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(iv) Automatic Exercise. Immediately before the time at which any SAR is scheduled to expire in accordance with the terms and conditions of the Plan and the applicable Award Agreement, such SAR shall be deemed automatically exercised, if such SAR satisfies each of the following conditions:

(A) such SAR is covered by a then current registration statement or a Notification under Regulation A under the 1933 Act, and

(B) the last reported sale price of a Share on the principal exchange on which Shares are listed on the date of determination, or if such date is not a trading day, the last preceding trading day, exceeds the exercise price per Share by such amount as may be determined by the Committee or its delegate from time to time. Absent a contrary determination, such excess per Share shall be $0.01.

(v) All SARs that are attached to Non-Qualified Options ("tandem") shall be subject to the same terms and restrictions as the Non-Qualified Option to which it is attached.

(h) Dividends and Dividend Equivalents. No grant of Options or SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Award.

10. OTHER STOCK-BASED AWARDS.

(a) The Committee is authorized, subject to limitations under applicable law, to grant Other Share-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 10 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

(b) The grant of Other Share-Based Awards may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Award; provided that such dividends, dividend equivalents or other distributions shall be subject to any performance or other vesting conditions that apply to the underlying Award, and Participants shall not be paid dividends or dividend equivalents or any other distributions with respect to any Other Share-Based Awards that have not vested.

11. **TAXES.**

(a) The Company shall be entitled, if necessary or desirable, to withhold the amount of any tax, charge or assessment attributable to the grant of any Award, the occurrence of a Vesting Date with respect to any Award or the exercise of any Option. The Company shall not be required to deliver Shares pursuant to any Award until it has been indemnified to its satisfaction for any such tax, charge or assessment.

(b) In connection with the grant of any Award, the occurrence of a Vesting Date with respect to any Award, the exercise of any Option, or if, under the terms of an Award, a Participant's rights with respect to Restricted Stock Units become free of a substantial risk of forfeiture as the result of the Participant's satisfaction of the age and service conditions for retirement eligibility, and, as a result thereof, employment tax liabilities arise, the Company shall have the right to (i) require the Participant to remit to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any Shares, or (ii) take any action that it deems necessary, in its discretion, to protect its interests with respect to tax liabilities or withholding obligations. The Company's obligation to make any delivery or transfer of Shares shall be conditioned on the Participant's compliance, to the Company's satisfaction, with any withholding requirement. In addition, if the Committee grants Awards or amends any Award Agreement to permit any Award to be transferred during the life of the Participant, the Committee may include in such applicable Award Agreement such provisions as it determines are necessary or appropriate to permit the Company to deduct compensation expenses recognized upon the vesting, settlement or exercise of such Award for federal, state or local income tax purposes.

(c) Except as otherwise provided in this Section 11(c), any tax withholding obligations or liabilities incurred in connection with the grant of any Award, the occurrence of a Vesting Date applicable to an Award, the settlement of any Award or the exercise of any Option shall be satisfied by the Company's withholding of a portion of the Shares subject to such Award having a Fair Market Value approximately equal to the minimum amount of taxes required to be withheld by the Company under applicable law, unless otherwise determined by the Committee with respect to any Participant or any Award. Notwithstanding the foregoing, the Committee may, in its discretion, permit a Participant to elect one or more of the following:

(i) To the extent permitted by applicable law, to have taxes withheld in excess of the minimum amount required to be withheld by the Company under applicable law; provided that the Participant certifies in writing to the Company at the time of such election that the Participant owns Other Available Shares having a Fair Market Value that is at least equal to the Fair Market Value of the Shares to be withheld by the Company in payment of withholding taxes in excess of such minimum amount;

(ii) To have Shares otherwise deliverable to the Participant after the application of the other provisions of this Section 11(c)(ii) redeemed by the Company for the Fair Market Value of such Shares on the date vesting, settlement, exercise or other time of delivery of Shares, as applicable, and have the cash proceeds of such redemption remitted by the Company to the Participant to facilitate one or more estimated tax payments to the Internal Revenue Service or other taxing authority for the taxable year in which such vesting, settlement, exercise or other delivery of Shares, as applicable, occurs; provided that the Participant certifies in writing to the Company at the time of such election that the Participant owns Other Available Shares having a Fair Market Value that is at least equal to the Fair Market Value of such Shares to be redeemed by the Company; and

(iii) To pay to the Company in cash all or a portion of the taxes to be withheld in connection with such grant, Vesting Date, settlement or exercise, as applicable.

In all cases, the Shares so withheld or redeemed by the Company, as applicable, shall have a Fair Market Value that does not exceed the amount of taxes to be withheld or remitted via estimated tax payments minus the cash payment, if any, made by the Participant. To the extent permitted by the Committee in its discretion, any election pursuant to Sections 11(c)(i)-(iii) must be in writing made prior to the date specified by the Committee, and in any event prior to the date the amount of tax to be withheld or paid is determined. An election pursuant to Sections 11(c)(i)-(iii) may be made only by a Participant or, in the event of the Participant's death, by the Participant's legal representative. Shares withheld or redeemed, as applicable, pursuant to Sections 11(c)(i)-(iii) shall not be available for subsequent grants under the Plan. The Committee may add such other requirements and limitations regarding elections pursuant to Sections 11(c)(i)-(iii) as it deems appropriate.

(d) Except as otherwise provided in this Section 11(d), any tax liabilities incurred in connection with the exercise of an Incentive Stock Option under the Plan (other than an Incentive Stock Option that is subject to the automatic exercise provisions described in Section 9(e)(ii)), shall be satisfied by the Participant's payment to the Company in cash all of the taxes to be withheld upon exercise of the Incentive Stock Option. Notwithstanding the foregoing, the Committee may permit a Participant to elect to have the Company withhold a portion of the Shares underlying the Incentive Stock Option exercised having a Fair Market Value approximately equal to the minimum amount of taxes required to be withheld by the Company under applicable law. Any tax liabilities incurred in connection with the automatic exercise of an Incentive Stock Option that is subject to the automatic exercise provisions described in Section 9(e)(ii) shall be satisfied by the Company's withholding of a portion of the Shares underlying the Incentive Stock Option exercised having a Fair Market Value approximately equal to the minimum amount of taxes required to be withheld by the Company under applicable law. Any election pursuant to this Section 11(d) must be in writing made prior to the date specified by the Committee, and in any event prior to the date the amount of tax to be withheld or paid is determined. An election pursuant to this Section 11(d) may be made only by a Participant or, in the event of the death, by the Participant's legal representative. Shares withheld pursuant to this Section 11(d) shall not continue to be available for subsequent grants under the Plan. The Committee may add such other requirements and limitations regarding elections pursuant to this Section 11(d) as it deems appropriate.

(e) Interpretation. It is intended that the Incentive Stock Options granted under the Plan shall constitute incentive stock options within the meaning of Section 422 of the Code, and that Shares transferred pursuant to the exercise of Non-Qualified Options shall constitute property subject to federal income tax pursuant to the provisions of Section 83 of the Code. The provisions of the Plan shall be interpreted and applied insofar as possible to carry out such intent.

12. **CHANGES IN CAPITALIZATION.** In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to the requirements of Section 409A of the Code and applicable law, appropriately and equitably adjust so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(a) the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the limits specified in Sections 4(a) and 4(b);

(b) the number and type of Shares (or other securities) subject to outstanding Awards;

(c) the option price with respect to any Option or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award, and the amounts payable pursuant to any SARs; and

(d) the terms and conditions of any outstanding Awards, including any applicable performance conditions applicable to any Awards.

The Committee shall have authority to determine the adjustments to be made under this Section 12 and any such determination by the Committee shall be final, binding and conclusive. Following any such adjustment under this Section 12, any reference to the term "Shares" or option price, as applicable, in the Plan and in any applicable Award Agreement shall be a reference to the appropriate number and class of shares of stock available for issuance under the Plan, as adjusted pursuant to this Section 12.

13. **CHANGE IN CONTROL.** In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(a) continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving entity or its parent;

(b) substitution or replacement of such Award by the successor or surviving entity or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving entity (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);

(c) acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or SAR, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or SAR without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, either (A) immediately prior to or as of the date of the Change in Control, (B) upon a Participant's involuntary Termination of Service (including upon a termination of the Participant's employment by a Participating Company (or a successor corporation or its parent) without Cause, by a Participant for "good reason" and/or due to a Participant's death or "disability", as such terms may be defined in the applicable Award Agreement and/or a Participant's applicable employment, severance, consulting or similar agreement, as the case may be) on or within a specified period following the Change in Control or (C) upon the failure of the successor or surviving entity (or its parent) to continue or assume such Award;

(d) in the case of an Award subject to performance-related vesting conditions, determination of the level of attainment of the applicable performance condition(s); and

(e) cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; provided that, in the case of an Option or SAR, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or SAR is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code.

14. **REPAYMENT.** Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising therefrom) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time (including, without limitation, any policy adopted to comply with Rule 10D-1 of the 1934 Act or any related stock exchange rules), and the Committee may, to the extent permitted or shall, to the extent required, by applicable law and stock exchange rules or by any applicable Company policy or arrangement, cancel or require reimbursement of such Award or any Shares issued or cash received upon vesting, exercise or settlement of the Award or sale of Shares underlying the Award. In addition, to the extent that the receipt of an Award subject to repayment under this Section 14 has been deferred (including pursuant to any other plan, program or arrangement that permits the deferral of receipt of an Award) such Award (and any earnings credited with respect thereto) shall be forfeited in lieu of repayment.

15. **SECURITIES LAW.** The Committee shall have the power to make each grant of Awards under the Plan subject to such conditions as it deems necessary or appropriate to comply with the then-existing requirements of the 1933 Act and the 1934 Act. Such conditions may include:

(a) the delivery by the Participant of an investment representation to the Company in connection with the occurrence of a Vesting Date (in the case of Restricted Stock and Restricted Stock Units) or exercise (in the case of an Option) occurring with respect to Shares subject to such Award; and

(b) the execution of an agreement by the Participant to refrain from selling or otherwise disposing of the Shares received upon the vesting, settlement or exercise, as applicable, of such Award for a specified period of time or on specified terms.

(c) With respect to Options, to the extent required by the Committee, unless the Shares subject to the Option are covered by a then current registration statement or a Notification under Regulation A under the 1933 Act, each notice of exercise of an Option shall contain the Participant's acknowledgment in form and substance satisfactory to the Committee that:

(i) the Shares subject to the Option are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act);

(ii) the Participant has been advised and understands that (A) the Shares subject to the Option have not been registered under the 1933 Act and are "restricted securities" within the meaning of Rule 144 under the 1933 Act and are subject to restrictions on transfer and (B) the Company is under no obligation to register the Shares subject to the Option under the 1933 Act or to take any action which would make available to the Participant any exemption from such registration;

(iii) the book entry recordkeeping system maintained by the Company evidencing the Shares may bear a restrictive legend; and

(iv) the Shares subject to the Option may not be transferred without compliance with all applicable federal and state securities laws.

(d) Delay of Exercise Pending Registration of Securities. Notwithstanding any provision in the Plan or an applicable Award Agreement to the contrary, if the Committee determines, in its sole discretion, that issuance of Shares pursuant to the settlement of Restricted Stock Units or the exercise of an Option should be delayed pending registration or qualification under federal or state securities laws or the receipt of a legal opinion that an appropriate exemption from the application of federal or state securities laws is available, the Committee may defer the settlement of any Restricted Stock Units and/or exercise of any Option until such Shares are appropriately registered or qualified or an appropriate legal opinion has been received, as applicable.

16. **AMENDMENT AND TERMINATION.**

(a) Termination or Amendment of the Plan. Except to the extent prohibited by applicable law or otherwise expressly provided in the Plan or an Award Agreement, the Committee may amend, alter, or suspend, and the Board may discontinue or terminate, the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 12 and Section 13, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any "clawback" or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 14. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b) Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or beneficiary of an Award; provided, however, that, subject to Section 12 and Section 13, no such action shall materially adversely affect the rights of any affected Participant or holder or beneficiary under any Award, except (x) to the extent any such action is made to cause the Plan or Award to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any "clawback" or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 14. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 12) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(c) No Repricing of Options and SARs. Notwithstanding any provision in the Plan to the contrary, neither the Board nor the Committee may, without obtaining prior approval by the Company's shareholders, reduce the option or exercise price of any issued and outstanding Option or SAR granted under the Plan, including through cancellation and regrant or any other method (including the repurchase of an Option or SAR that is "out of the money" in exchange for an Option, SAR, cash and/or other property), at any time during the term of such Option or SAR (other than by adjustment pursuant to Section 12). This Section 16(c) may not be repealed, modified or amended without the prior approval of the Company's shareholders.

17. **MISCELLANEOUS.**

(a) No Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time grant that does not constitute a promise of future grants. The Committee, in its sole discretion, maintains the right to make available future grants under the Plan.

(b) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award a under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement and the Plan.

(c) No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

(d) Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e) If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(f) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(g) Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Participants on assignments outside their home country.

18. **SECTION 409A OF THE CODE.** With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Committee considers a Participant to be a "specified employee" under Section 409A of the Code at the time of such Participant's "separation from service" (as defined in Section 409A of the Code), and any amount hereunder is "deferred compensation" subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such "separation from service" shall not be made until the date that is six months after such "separation from service," except to the extent that earlier distribution would not result in such Participant's incurring interest or additional tax under Section 409A of the Code. If an Award includes a "series of installment payments" (within the meaning of Treasury Regulations § 1.409A-2(b)(2)(iii)), a Participant's right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes "dividend equivalents" (within the meaning of Treasury Regulations § 1.409A-3(e)), a Participant's right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any applicable Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A of the Code.

19. **TERM OF PLAN.** The Plan shall become effective on the Effective Date and shall expire on the tenth anniversary of the Effective Date, unless sooner terminated by the Committee.

20. **GOVERNING LAW.** The Plan and all determinations made and actions taken pursuant to the Plan shall be governed in accordance with Pennsylvania law.

Appendix D: Amended and Restated Comcast Corporation 2002 Employee Stock Purchase Plan

1. **Purpose.**

COMCAST CORPORATION, a Pennsylvania corporation, hereby amends and restates the Comcast Corporation 2002 Employee Stock Purchase Plan (the "Plan"). The Plan is intended to encourage and facilitate the purchase of shares of common stock of Comcast Corporation by Eligible Employees of the Company and any Participating Companies, thereby providing such Eligible Employees with a personal stake in the Company and a long-range inducement to remain in the employ of the Company and Participating Companies. It is the intention of the Company that the Plan qualify as an "employee stock purchase plan" within the meaning of section 423 of the Code.

2. **Definitions.**

(a) "Account" means a bookkeeping account established by the Committee on behalf of a Participant to hold Payroll Deductions.

(b) "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, the term "control," including its correlative terms "controlled by" and "under common control with," mean, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(c) "Board" means the Board of Directors of the Company.

(d) "Brokerage Account" means the brokerage account established under the Plan by the Company for each Participant, to which Shares purchased under the Plan shall be credited.

(e) "Change of Control" means any transaction or series of transactions as a result of which any Person who was a Third Party immediately before such transaction or series of transactions owns then-outstanding securities of the Company such that such Person has the ability to direct the management of the Company, as determined by the Board in its discretion. The Board may also determine that a Change of Control shall occur upon the completion of one or more proposed transactions. The Board's determination shall be final and binding.

(f) "Code" means the Internal Revenue Code of 1986, as amended.

(g) "Committee" means the Compensation Committee of the Board.

(h) "Company" means Comcast Corporation, a Pennsylvania corporation, including any successor thereto by merger, consolidation, acquisition of all or substantially all the assets thereof, or otherwise.

(i) "Compensation" means an Eligible Employee's wages as reported on Form W-2 (i.e., wages as defined in section 3401(a) of the Code and all other payments of compensation for which the Participating Company is required to furnish the employee a written statement under sections 6041(d) and 6051(a)(3) of the Code) from a Participating Company, reduced by reimbursements or other expense allowances, fringe benefits (cash and non-cash), moving expenses, deferred compensation, and welfare benefits, but including salary reduction contributions and elective contributions that are not includible in gross income under sections 125 or 402(a)(8) of the Code.

(j) "Comcast Group" means the Company and any Affiliate of the Company.

(k) "Election Form" means the written or electronic form acceptable to the Committee which an Eligible Employee shall use to make an election to purchase Shares through Payroll Deductions pursuant to the Plan.

(l) "Eligible Employee" means an Employee who is not an Ineligible Employee.

(m) "Eligible Employer" means the Company and any subsidiary of the Company, within the meaning of section 424(f) of the Code.

(n) "Employee" means a person who is an employee of a Participating Company.

(o) "Fair Market Value" means the closing price per Share on the principal national securities exchange on which the Shares are listed or admitted to trading or, if not listed or traded on any such exchange, on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or if not listed or traded on any such exchange or system, the fair market value as reasonably determined by the Board or the Committee, which determination shall be conclusive.

(p) "Five Percent Owner" means an Employee who, with respect to a Participating Company, is described in section 423(b)(3) of the Code.

(q) "Ineligible Employee" means an Employee who, as of an Offering Commencement Date:

    (1)   is a Five Percent Owner;

    (2)   has been continuously employed by the Comcast Group on a full-time basis for less than 90 days;

    (3)   has been continuously employed by the Comcast Group on a part-time basis for less than one year; or

    (4)   is restricted from participating under Paragraph 3(b).

For purposes of this Paragraph 2(q), an Employee is employed on a part-time basis if the Employee customarily works less than 20 hours per week. For purposes of this Paragraph 2(q), an Employee is employed on a full-time basis if the Employee customarily works 20 or more hours per week.

(r) "Offering" means an offering of Shares by the Company to Eligible Employees pursuant to the Plan.

(s) "Offering Commencement Date" means the first day of each January 1, April 1, July 1 and October 1 beginning on or after Offerings are authorized by the Board or the Committee, until the Plan Termination Date, provided that the first Offering Commencement Date shall be on the Effective Date.

(t) "Offering Period" means the period extending from an Offering Commencement Date through the following Offering Termination Date.

(u) "Offering Termination Date" means the last day of each March, June, September and December following an Offering Commencement Date, or such other Offering Termination Date established in connection with a Terminating Event.

(v) "Participant" means an Eligible Employee who has timely delivered an Election Form to the Committee in accordance with procedures established by the Committee.

(w) "Participating Company" means each Eligible Employer whose employees' Compensation is administered under the Company's common payroll system, other than such an Eligible Employer that is designated by the Board or Committee as an excluded Eligible Employer, provided that the Board or Committee may designate an Eligible Employer whose employees' Compensation is not administered under the Company's common payroll system as a Participating Company. Notwithstanding the foregoing, the Board or the Committee may delegate its authority to designate or exclude an Eligible Employer as a Participating Company under this Paragraph 2(w) to an officer of the Company or committee of two or more officers of the Company.

(x) "Payroll Deductions" means amounts withheld from a Participant's Compensation pursuant to the Plan, as described in Paragraph 5.

(y) "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization.

(z) "Plan" means the Comcast Corporation 2002 Employee Stock Purchase Plan, as set forth in this document, and as may be amended from time to time.

(aa) "Plan Termination Date" means the earlier of:

    (1)   the Offering Termination Date for the Offering in which the maximum number of Shares specified in Paragraph 9 have been issued pursuant to the Plan; or

    (2)   the date as of which the Board or the Committee chooses to terminate the Plan as provided in Paragraph 14.

(bb) "Purchase Price" means 85 percent of the lesser of: (1) the Fair Market Value per Share on the Offering Commencement Date, or if such date is not a trading day, then on the next trading day thereafter or (2) the Fair Market Value per Share on the Offering Termination Date, or if such date is not a trading day, then on the trading day immediately preceding the Offering Termination Date.

(cc) "Shares" means shares of Comcast Corporation Class A Common Stock, par value $0.01.

(dd) "Successor-in-Interest" means the Participant's executor or administrator, or such other person or entity to which the Participant's rights under the Plan shall have passed by will or the laws of descent and distribution.

(ee) "Terminating Event" means any of the following events:

    (1)   the liquidation of the Company; or

    (2)   a Change of Control.

(ff) "Third Party" means any Person, together with such Person's Affiliates, provided that the term "Third Party" shall not include the Company or an Affiliate of the Company.

(gg) "Termination Form" means the written or electronic form acceptable to the Committee which an Employee shall use to discontinue participation during an Offering Period pursuant to Paragraph 7(b).

3. **Eligibility and Participation.**

(a) Eligibility. Except to the extent participation is restricted under Paragraph 3(b), each Eligible Employee shall be eligible to participate in the Plan.

(b) Restrictions on Participation. Notwithstanding any provisions of the Plan to the contrary, no Employee shall be eligible to purchase Shares in an Offering to the extent that:

(1) immediately after the purchase of Shares, such Employee would be a Five Percent Owner; or

(2) a purchase of Shares would permit such Employee's rights to purchase stock under all employee stock purchase plans of the Participating Companies which meet the requirements of section 423(b) of the Code to accrue at a rate which exceeds $25,000 in fair market value (as determined pursuant to section 423(b)(8) of the Code) for each calendar year in which such right to purchase Shares is outstanding.

(c) Commencement of Participation. An Eligible Employee shall become a Participant by completing an Election Form and filing it with the Committee on or before the 15th day of the month immediately preceding the Offering Commencement Date for the first Offering to which such Election Form applies. Payroll Deductions for a Participant shall commence on first payroll period ending after the applicable Offering Commencement Date when his or her authorization for Payroll Deductions becomes effective, and shall end on the Plan Termination Date, unless sooner terminated by the Participant pursuant to Paragraph 7(b).

4. **Shares Per Offering.**

The Plan shall be implemented by a series of Offerings that shall commence after Offerings have been authorized by the Board or the Committee, and terminate on the Plan Termination Date. Offerings shall be made with respect to Compensation accumulated during each Offering Period for the period commencing with the first day of the first Offering Period (when such Offering Period is authorized by the Board or the Committee) and ending with the Plan Termination Date. Shares available for any Offering shall be the difference between the maximum number of Shares that may be issued under the Plan, as determined pursuant to Paragraph 8(a), for all of the Offerings, less the actual number of Shares purchased by Participants pursuant to prior Offerings, provided that the maximum number of Shares subject to purchase by any Participant for any Offering Period shall not exceed 1,500. If the total number of Shares subject to purchase under the Plan on any Offering Termination Date exceeds the maximum number of Shares available, the Board or the Committee shall make a pro rata allocation of Shares available for delivery and distribution in as nearly a uniform manner as practicable, and as it shall determine to be fair and equitable, and the unapplied Account balances shall be returned to Participants as soon as practicable following the Offering Termination Date.

5. **Payroll Deductions.**

(a) Amount of Payroll Deductions. On the Election Form, an Eligible Employee may elect to have Payroll Deductions of not more than 10 percent of Compensation earned for each payroll period ending within the Offering Period, subject to the limitation that the maximum amount of Payroll Deductions for any Eligible Employee for any calendar year shall not exceed $21,250. The rules established by the Committee regarding Payroll Deductions, as reflected on the Election Form, shall be consistent with section 423(b)(5) of the Code.

(b) Participants' Accounts. All Payroll Deductions with respect to a Participant pursuant to Paragraph 5(a) shall be credited to the Participant's Account under the Plan.

(c) Changes in Payroll Deductions. A Participant may discontinue Payroll Deductions during an Offering Period by providing a Termination Form to the Committee at any time before the Offering Termination Date applicable to any Offering. No other change can be made during an Offering, including, but not limited to, changes in the amount of Payroll Deductions for such Offering. A Participant may change the amount of Payroll Deductions for subsequent Offerings by giving written notice (or notice in another form pursuant to procedures established by the Committee) of such change to the Committee on or before the 15th day of the month immediately preceding the Offering Commencement Date for the Offering for which such change is effective.

6. **Purchase of Shares.**

(a) In General. On each Offering Termination Date, each Participant shall be deemed to have purchased a number of whole Shares equal to the quotient obtained by dividing the balance credited to the Participant's Account as of the Offering Termination Date, by the Purchase Price, rounded to the next lowest whole Share. Shares deemed purchased by a Participant under the Plan shall be credited to the Participant's Brokerage Account as soon as practicable following the Offering Termination Date.

(b) <u>Terminating Events</u>. The Company shall give Participants at least 30 days' notice (or, if not practicable, such shorter notice as may be reasonably practicable) prior to the anticipated date of the consummation of a Terminating Event. The 20th day following the issuance of such notice by the Company (or such earlier date as the Board or the Committee may reasonably determine) shall constitute the Offering Termination Date for any outstanding Offering.

(c) <u>Fractional Shares and Participant Refunds</u>. Fractional Shares shall not be issued under the Plan. Amounts credited to an Account remaining after the application of such Account to the purchase of Shares for any Offering Period, including amounts that remain credited to an Account after the application of Paragraph 3(b)(2), shall be:

    (1)   credited to the Participant's Account for the next succeeding Offering, provided that the Participant continues to be an Eligible Employee and elects to participate in such next succeeding Offering; or

    (2)   returned to the Participant as soon as practicable following the Offering Termination Date, without interest, if the Participant is not an Eligible Employee for the next succeeding Offering, or if the Participant fails to elect to participate in such next succeeding Offering.

(d) <u>Transferability of Rights to Purchase Shares</u>. No right to purchase Shares pursuant to the Plan shall be transferable other than by will or by the laws of descent and distribution, and no such right to purchase Shares pursuant to the Plan shall be exercisable during the Participant's lifetime other than by the Participant.

7. Termination of Participation.

(a) <u>Account</u>. Except as provided in Paragraph 7(c), no amounts shall be distributed from Participants' Accounts during an Offering Period.

(b) <u>Suspension of Participation</u>. A Participant may discontinue Payroll Deductions during an Offering Period by providing a Termination Form to the Committee at any time before the Offering Termination Date applicable to any Offering. All amounts credited to such Participant's Account shall be applied to the purchase of Shares pursuant to Paragraph 6. A Participant who discontinues Payroll Deductions during an Offering Period by providing a Termination Form shall be eligible to participate in the Offering next following the date on which the Participant delivers the Termination Form to the Committee.

(c) <u>Termination of Employment</u>. Upon termination of a Participant's employment for any reason, all amounts credited to such Participant's Account shall be returned to the Participant, or, following the Participant's death, to the Participant's Successor-in-Interest.

8. Interest.

No interest shall be paid or allowed with respect to Payroll Deductions paid into the Plan or credited to any Participant's Account.

9. Shares.

(a) <u>Maximum Number of Shares; Adjustments</u>. Subject to adjustment as provided in this Paragraph 9, not more than 101 million Shares in the aggregate may be issued pursuant to the Plan pursuant to Offerings under the Plan, including Offerings commenced since the Plan first became effective as the Comcast Corporation 2001 Employee Stock Purchase Plan; provided that, subject to the approval of the Company's shareholders at the Company's Annual Meeting of Shareholders to be held in 2023, the number of Shares in the aggregate that may be issued under the Plan pursuant to the grant of Awards shall be increased from 101 million to 201 million, subject to adjustment in accordance with this Paragraph 9. Shares delivered pursuant to the Plan may, at the Company's option, be either treasury Shares or Shares originally issued for such purpose. In the event that Shares are changed into or exchanged for a different number or kind of shares of stock or other securities of the Company, whether through merger, consolidation, reorganization, recapitalization, stock dividend, stock split-up or other substitution of securities of the Company, the Board or the Committee shall make appropriate equitable anti-dilution adjustments to the number and class of shares of stock available for issuance under the Plan, to the number and class of shares of stock subject to outstanding Offerings and to the Purchase Price. Any reference to the Purchase Price in the Plan and in any related documents shall be a reference to the Purchase Price as so adjusted. Any reference to the term "Shares" in the Plan and in any related documents shall be a reference to the appropriate number and class of shares of stock available for issuance under the Plan, as adjusted pursuant to this Paragraph 9. The Board's or the Committee's adjustment shall be effective and binding for all purposes of this Plan. All Shares issued pursuant to the Plan shall be validly issued, fully paid and nonassessable.

(b) <u>Participant's Interest in Shares</u>. A Participant shall have no interest in Shares offered under the Plan until Shares are credited to the Participant's Brokerage Account.

(c) <u>Crediting of Shares to Brokerage Account</u>. Shares purchased under the Plan shall be credited to the Participant's Brokerage Account as soon as practicable following the Offering Termination Date.

(d) Restrictions on Purchase. The Board or the Committee may, in its discretion, require as conditions to the purchase of any Shares under the Plan such conditions as it may deem necessary to assure that such purchase of Shares is in compliance with applicable securities laws.

(e) Restrictions on Sale of Shares. The Board or the Committee may, in its discretion, require as conditions to the sale of any Shares credited to Participants' Brokerage Accounts under the Plan (i) such conditions as it may deem necessary to assure that such sale of Shares is in compliance with applicable securities laws and (ii) a minimum holding period (not to exceed one year) following the purchase of Shares before Shares credited to Participants' Brokerage Accounts may be sold or otherwise transferred, provided that such holding period, if any, shall not apply to Shares credited to the Brokerage Account of a Participant who has terminated employment on account of death or disability.

10. Expenses.

The Participating Companies shall pay all fees and expenses incurred (excluding individual Federal, state, local or other taxes) in connection with the Plan. No charge or deduction for any such expenses will be made to a Participant upon the termination of his or her participation under the Plan or upon the distribution of certificates representing Shares purchased with his or her Payroll Deductions.

11. Taxes.

The Participating Companies shall have the right to withhold from each Participant's Compensation an amount equal to all federal, state, city or other taxes as the Participating Companies shall determine are required to be withheld by them in connection with the purchase of Shares under the Plan and in connection with the sale of Shares acquired under the Plan. In connection with such withholding, the Participating Companies may make any such arrangements as they may deem necessary or appropriate to protect their interests.

12. Plan and Contributions Not to Affect Employment.

The Plan shall not confer upon any Eligible Employee any right to continue in the employ of the Participating Companies.

13. Administration.

The Plan shall be administered by the Committee. The Board and the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations deemed necessary or advisable in administering the Plan, with or without the advice of counsel. The Committee may delegate its administrative duties, subject to its review and supervision, to the appropriate officers and employees of the Company. The determinations of the Board and the Committee on the matters referred to in this Paragraph 13 shall be conclusive and binding.

14. Amendment and Termination.

The Board or the Committee may terminate the Plan at any time and may amend the Plan from time to time in any respect; provided, however, that upon any termination of the Plan, all Shares or Payroll Deductions (to the extent not yet applied to the purchase of Shares) under the Plan shall be distributed to the Participants, provided further, that no amendment to the Plan shall affect the right of any Participant to receive his or her proportionate interest in the Shares or his or her Payroll Deductions (to the extent not yet applied to the purchase of Shares) under the Plan, and provided further that the Company may seek shareholder approval of an amendment to the Plan if such approval is determined to be required by or advisable under the regulations of the Securities and Exchange Commission or the Internal Revenue Service, the rules of any stock exchange or system on which the Shares are listed or other applicable law or regulation.

15. Effective Date.

The original effective date of the Plan was December 20, 2000. The effective date of this amendment and restatement of the Plan is June 7, 2023, subject to approval by the shareholders of the Company.

16. Government and Other Regulations.

(a) In General. The purchase of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies as may be required.

(b) Securities Law. The Committee shall have the power to make each Offering under the Plan subject to such conditions as it deems necessary or appropriate to comply with the then-existing requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including Rule 16b-3 (or any similar rule) promulgated by the Securities and Exchange Commission thereunder.

17. <u>Non-Alienation.</u>

No Participant shall be permitted to assign, alienate, sell, transfer, pledge or otherwise encumber his right to purchase Shares under the Plan prior to time that Shares are credited to the Participant's Brokerage Account. Any attempt at assignment, alienation, sale, transfer, pledge or other encumbrance shall be void and of no effect.

18. <u>Notices.</u>

Any notice required or permitted hereunder shall be sufficiently given only if delivered personally, telecopied, or sent by first class mail, postage prepaid, and addressed:

<u>If to the Company</u>:

Comcast Corporation
One Comcast Center
1701 JFK Boulevard
Philadelphia, PA 19103
Fax: 215-286-7794
Attention: General Counsel

Or any other address provided pursuant to notice provided by the Committee.

<u>If to the Participant</u>:

At the address on file with the Participating Company from time to time, or to such other address as either party may hereafter designate in writing (or via such other means of communication permitted by the Committee) by notice similarly given by one party to the other.

19. <u>Successors.</u>

The Plan shall be binding upon and inure to the benefit of any successors or assigns of the Company.

20. <u>Severability.</u>

If any part of this Plan shall be determined to be invalid or void in any respect, such determination shall not affect, impair, invalidate or nullify the remaining provisions of this Plan which shall continue in full force and effect.

21. <u>Acceptance.</u>

The election by any Eligible Employee to participate in this Plan constitutes his or her acceptance of the terms of the Plan and his or her agreement to be bound hereby.

22. <u>Applicable Law.</u>

This Plan shall be construed in accordance with the laws of the Commonwealth of Pennsylvania, to the extent not preempted by applicable Federal law.

